UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

Sage Therapeutics, Inc.

(Name of Subject Company)

(Name of Person Filing Statement)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

78667J108

(CUSIP Number of Class of Securities)

Gregory Shiferman

Sage Therapeutics, Inc.

Senior Vice President, General Counsel

55 Cambridge Parkway

Cambridge, MA 02142

(617) 299-8380

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person Filing Statement)

With copies to:

Graham Robinson, P.C.

Laura Knoll, P.C.

Merric Kaufman

Kirkland & Ellis LLP

200 Clarendon Street

Boston, Massachusetts 02116

(617) 385-7500

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

i

Item 1. Subject Company Information.

Name and Address.

The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits and annexes attached hereto, as it may be amended or supplemented, this “Schedule 14D-9”) relates is Sage Therapeutics, Inc., a Delaware corporation. The address of the principal executive offices of Sage is 55 Cambridge Parkway, Cambridge, Massachusetts 02142, and its telephone number is (617) 299-8380. In this Schedule 14D-9, “we,” “us,” “our,” “Company” and “Sage” refer to Sage Therapeutics, Inc.

Securities.

The title of the class of equity securities to which this Schedule 14D-9 relates is the common stock of Sage, $0.0001 par value per share (collectively, the “Shares”). As of the close of business on June 27, 2025, there were (i) 62,631,252 Shares issued, 62,628,219 Shares outstanding and 3,033 were held by Sage as treasury shares; (ii) 5,000,000 shares authorized of preferred stock, par value $0.0001 par value per share, of which no shares are issued or outstanding; (iii) 5,570,004 Shares issuable upon the exercise of outstanding options to purchase Shares (the “Company Options”), of which 1,137,942 Company Options are In the Money Options (as defined below in the section captioned “Item 2. Identity and Background of Filing Person—Tender Offer”) with a weighted average exercise price of $6.95; (iv) 1,916,330 Shares issuable upon the vesting or settlement of outstanding restricted stock units (“Company RSUs”); (v) 1,219,921 Shares issuable upon the vesting or settlement of outstanding restricted stock units whose vesting is conditioned in full or in part based on the achievement of performance goals or metrics (“Company PSUs”) (assuming vesting pursuant to the Merger Agreement) and 1,529,371 Shares issuable upon the vesting or settlement of outstanding Company PSUs (assuming maximum level of performance and achievement of all applicable performance goals); and (vii) 866,758 Shares available for future issuance under Sage’s 2014 Employee Stock Purchase Plan, as amended.

Item 2. Identity and Background of Filing Person.

Name and Address.

The name, address and telephone number of Sage, which is the person filing this Schedule 14D-9, are set forth above in the section captioned “Item 1. Subject Company Information—Name and Address.”

Tender Offer.

This Schedule 14D-9 relates to the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the “SEC”) on July 2, 2025 (together with any amendments and supplements thereto, the “Schedule TO”) by (i) Supernus Pharmaceuticals, Inc., a Delaware corporation (“Supernus” or “Parent”) and (ii) Saphire, Inc., a Delaware corporation and a wholly owned subsidiary of Supernus (“Purchaser”). The Schedule TO relates to the tender offer to purchase all of the outstanding Shares, for (i) $8.50 per Share, net to the seller in cash, without interest and subject to any withholding of taxes, (the “Closing Amount”), plus (ii) one contingent value right per Share (a “CVR”) which represents the right to receive up to $3.50 per Share upon the satisfaction of specified milestones (as described below in the section captioned “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Purchaser, Parent, and their Affiliates—CVR Agreement”), net to the seller in cash, without interest and subject to any withholding of taxes, pursuant to the CVR Agreement (as defined below in the section captioned “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Purchaser, Parent, and their Affiliates—CVR Agreement”) (the Closing Amount plus one CVR collectively, the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 2, 2025 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal” and together with the Offer to Purchase, the “Offer”).

The Offer to Purchase and the Letter of Transmittal are being mailed to Sage’s stockholders together with this Schedule 14D-9 and are filed as Exhibits (a)(1)(A) and (a)(1)(B) to this Schedule 14D-9, respectively, and are incorporated herein by reference. Copies of certain letters distributed by Supernus in connection with the Offer as well as Supernus’ Summary Advertisement published in The New York Times are filed as Exhibits (a)(1)(C), (a)(1)(D) and (a)(1)(E) to this Schedule 14D-9, respectively, and are incorporated herein by reference.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of June 13, 2025 (as it may be amended or supplemented from time to time, the “Merger Agreement”), among Supernus, Purchaser, and Sage. The below summary of the Merger Agreement is qualified in its entirety by the description contained in Section 11 (The Merger Agreement; the CVR Agreement; Other Agreements) of the Offer to Purchase and a copy of the Merger Agreement has been filed as Exhibit (e)(1) to this Schedule 14D-9 and each is incorporated herein by reference. Capitalized terms used but not otherwise defined herein have the meanings ascribed to them in the Merger Agreement.

The Merger Agreement provides, among other things, that if the Offer is consummated, as soon as practicable (and in no event later than one (1) business day) following the consummation of the Offer and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, and in accordance with the relevant provisions of the Delaware General Corporation Law (the “DGCL”) and other applicable Legal Requirements, Purchaser will be merged with and into Sage (the “Merger”), the separate existence of Purchaser will cease and Sage will continue as the surviving corporation in the Merger (the “Surviving Corporation”), becoming a wholly owned subsidiary of Supernus. The Merger will be governed by Section 251(h) of the DGCL and will be effected without a vote of the stockholders of Sage. In the Merger, each Share outstanding immediately prior to the effective time of the Merger (being such date and at such time as the certificate of merger in respect of the Merger has been duly filed with the Secretary of State of the State of Delaware or at such later time and date as may be agreed upon by the parties to the Merger Agreement in writing and specified in the certificate of merger, the “Effective Time”) (other than (i) any Shares held immediately prior to the Effective Time by Sage (or held in Sage’s treasury), (ii) any Shares held immediately prior to the Effective Time by Supernus or Purchaser or any other direct or indirect wholly owned subsidiary of Supernus or Purchaser (including, for the avoidance of doubt, any shares acquired by Purchaser in the Offer), and (iii) Shares held by stockholders of Sage who have properly exercised and perfected their statutory rights of appraisal under Section 262 of the DGCL), which will be converted into the right to receive an amount equal to the Offer Price, without any interest thereon and subject to any withholding of applicable taxes (the “Merger Consideration”).

The Offer, the Merger and the other transactions contemplated by the Merger Agreement are collectively referred to as the “Transactions.”

The Merger Agreement also provides that, at the Effective Time,

•

Each Company Option that is then outstanding and unexercised, whether or not vested, and which has a per Share exercise price that is less than the Closing Amount (each, an “In the Money Option”), will be deemed fully vested and cancelled and converted into the right to receive a cash payment (without interest) equal to the product of the excess of the Closing Amount over the per Share exercise price of the In the Money Option, multiplied by the total number of Shares subject to the In the Money Option immediately prior to the Effective Time, which will be payable in accordance with the Merger Agreement and one CVR for each Share subject to the In the Money Option immediately prior to the Effective Time, which will be calculated and payable in accordance with the CVR Agreement.

•

Each Company Option, whether or not vested, that has a per Share exercise price equal to or greater than $8.50, without any action on the part of the Company or the holder thereof, will be cancelled with no consideration payable in respect thereof and shall have no further force or effect.

•

Each then outstanding Company RSU will be deemed fully vested and cancelled and converted into the right to receive a cash payment (without interest) equal to the product of the Closing Amount multiplied by the number of Shares subject to the Company RSU, which will be payable in accordance with the Merger Agreement and one CVR for each Share subject to the Company RSU immediately prior to the Effective Time, which will be calculated and payable in accordance with the CVR Agreement.

•

Each Company PSU that is vested (or any portion thereof) in accordance with its terms and outstanding immediately prior to the Effective Time will be cancelled and converted into the right to receive a cash payment (without interest) equal to the product of the Closing Amount multiplied by the number of Shares subject to the Company PSU, which will be payable in accordance with the Merger Agreement and one CVR for each Share subject to the Company PSU, which will be calculated and payable in accordance with the CVR Agreement.

•

Each then outstanding Company PSU for which the applicable performance period has not been completed or milestone performance metric, in each case, as set forth in the applicable governing plan and/or award agreement, has not been achieved, in each case, as of the Effective Time (or any portion thereof) will be deemed vested pursuant to the terms of the Merger Agreement and cancelled and converted into the right to receive a cash payment (without interest) equal to the product of the Closing Amount multiplied by the number of Shares subject to the Company PSU after giving effect to the agreed-upon vesting, which will be payable in accordance with the Merger Agreement and one CVR for each Share subject to such Company PSU after giving effect to the agreed-upon vesting, which will be calculated and payable in accordance with the CVR Agreement.

The initial expiration date of the Offer is one minute after 11:59 p.m., Eastern Time, on July 30, 2025, unless extended or earlier terminated as permitted by the Merger Agreement (such date or such subsequent date to which the expiration of the Offer is extended in accordance with the Merger Agreement, the “Expiration Date”).

The Merger Agreement also provides, among other things, that, subject to the terms and conditions of the Merger Agreement, including the satisfaction or waiver of all of the conditions of the Offer in the Merger Agreement, Purchaser shall (i) effective as of the time on which the Offer expires on the Expiration Date (the “Offer Acceptance Time”) irrevocably accept for payment all Shares validly tendered (and not validly withdrawn) pursuant to the Offer and (ii) as promptly as practicable after the Offer Acceptance Time pay for such Shares.

The Merger Agreement includes customary termination provisions for both the Company and Parent and provides that, in connection with the termination of the Merger Agreement under specified circumstances, including termination by Sage in order to enter into an acquisition agreement which the Board of Directors has determined constitutes a superior offer. While Sage is not required to consummate the Transactions and can so terminate the Merger Agreement, Sage will be required to pay Supernus a termination fee of $22,376,056 pursuant to the Merger Agreement.

The foregoing summary of the Transactions and the Merger Agreement is qualified in its entirety by the descriptions contained in the Offer to Purchase, the terms of the Merger Agreement, the CVR Agreement and the Letter of Transmittal.

According to the Offer to Purchase, the principal executive office of each of Supernus and Purchaser is 9715 Key West Avenue, Rockville, Maryland 20850, and the telephone number at such principal office is (301) 838-2500. Information relating to the Offer, including the Offer to Purchase, the Letter of Transmittal and related documents (including the Merger Agreement) and this Schedule 14D-9, can be obtained without charge from the SEC’s website at www.sec.gov, or on the “Investors & Media” section of Sage’s website at https://investor.sagerx.com.

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

Except as set forth or incorporated by reference in this Schedule 14D-9 (including with respect to any material agreements, arrangements or understandings, or any actual or potential conflicts of interest between Sage or any of its affiliates, on the one hand, and any of Sage’s executive officers, directors or affiliates, on the other hand, as set forth in Sage’s Definitive Proxy Statement on Schedule 14A (other than information furnished rather than filed), filed with the SEC on April 24, 2025 (the “Proxy Statement”), Sage’s Annual Report on Form 10-K for the year ended December 31, 2024 filed with the SEC on February 11, 2025 (the “Form 10-K”), and other filings and reports that Sage has filed with the SEC, to Sage’s knowledge, as of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings, or any actual or potential conflicts of interest between (i) Sage or any of its affiliates, on the one hand, and (ii) (A) any of its executive officers, directors or affiliates, or (B) Supernus, Purchaser or any of their respective executive officers, directors or affiliates, on the other hand.

The board of directors (the “Board”) of Sage was aware of all such agreements, arrangements or understandings and any actual or potential conflicts of interest described in this Item 3 and considered them along with other matters as described below in the section captioned “Item 4. The Solicitation or Recommendation—Reasons for Recommendation” during its deliberations of the merits of the Merger Agreement and in determining to make the recommendation set forth in this Schedule 14D-9.

Arrangements between Sage and its Executive Officers, Directors and Affiliates.

In considering the recommendation of the Board to tender Shares in the Offer, stockholders of Sage should be aware that Sage’s executive officers, members of the Board and affiliates may be considered to have interests in the execution and delivery of the Merger Agreement and all of the Transactions, including the Offer and the Merger, that may be different from or in addition to those of stockholders of Sage, generally. The Board was aware of these interests and considered them, among other matters, in reaching its decision to approve the Merger Agreement and the Transactions. As described in more detail below, these interests include:

•

Sage’s executive officers and directors hold equity-based awards that will be afforded the treatment described below in the section captioned “—Treatment of Company Equity Awards” in connection with the Merger;

•

Sage’s executive officers are eligible to receive severance payments and benefits in the event of a Change in Control Termination (as defined below in the section captioned “—Executive Severance and Change in Control Agreements”) pursuant to their individually executed severance and change in control agreements; and

•	Sage’s executive officers and directors are entitled to continued indemnification and insurance coverage under the Merger Agreement and indemnification agreements between such individuals and Sage.

Outstanding Shares Held by Directors and Executive Officers

As of June 27, 2025, the executive officers and directors of Sage beneficially owned, in the aggregate, 169,281 Shares (excluding Shares issuable upon exercise of Company Options and vesting and settlement of Company RSUs and Company PSUs), representing approximately 0.3% of the then outstanding Shares. If Sage’s executive officers and directors were to tender all 169,281 of these Shares for purchase pursuant to the Offer and those Shares were accepted for purchase and purchased by Purchaser, then the executive officers and directors would receive: an aggregate of (i) $1,438,889 in cash upon the closing of the Merger and (ii) 169,281 CVRs representing the right to receive up to $592,484 in cash, in accordance with the terms and conditions of the CVR Agreement, which cash payment obligation is subject to and contingent upon the Company’s satisfaction of specified milestones described further as described below in the section captioned “—Arrangements with Purchaser, Parent, and their Affiliates—CVR Agreement”.

The following table sets forth (i) the number of Shares beneficially owned as of June 27, 2025, by each of Sage’s executive officers (including Barry Greene, who is also a director of Sage) and non-employee directors (excluding Shares issuable upon the exercise of outstanding Company Options and the vesting and settlement of

Company RSUs and Company PSUs), and (ii) the aggregate consideration that would be payable for such Shares pursuant to the Offer based on the Offer Price and inclusive of the value of the CVRs.

Name of Beneficial Owner	Number of Shares Beneficially Owned(1)	Cash Consideration for Shares at Closing	Aggregate Cash Consideration for Shares (including CVRs)(2)
Executive Officers
Barry E. Greene, Chief Executive Officer and President and Director	100,169	$851,437	$1,202,028
Christopher Benecchi, Chief Operating Officer and Treasurer	25,553	$217,201	$306,636
Gregory Shiferman, Senior Vice President, General Counsel and Secretary	7,215	$61,328	$86,580
Michael Quirk, Ph.D., Chief Scientific Officer and Interim Head of R&D	22,499	$191,242	$269,988

Non-Employee Directors
Elizabeth Barrett	3,000	$25,500	$36,000
Michael F. Cola	—	$—	$—
Jessica J. Federer	—	$—	$—
James M. Frates(3)	2,845	$24,183	$34,140
Geno Germano	—	$—	$—
George Golumbeski, Ph.D.	8,000	$68,000	$96,000
All of our current executive officers and non-employee directors as a group (10 persons)	169,281	$1,438,889	$2,031,372

(1)

In calculating the number of Shares beneficially owned for this purpose, we have excluded Shares issuable upon the exercise of outstanding Company Options and the vesting and settlement of Company RSUs and Company PSUs.

(2)	The estimated value of the Shares assumes timely satisfaction of all milestones under the CVR Agreement.
(3)

Consists of 1,035 Shares held by the James M. Frates GRAT U/A Dtd 03/17/2017 trust; 905 shares held by the John A. Frates 2013 Irrevocable Trust, dated December 19, 2013; and 905 shares held by the Peter E. Frates 2013 Irrevocable Trust, dated December 19, 2013. Mr. Frates disclaims beneficial ownership of the shares held in each of the trusts, except to the extent of his pecuniary interest therein, if any.

Treatment of Company Equity Awards

Sage’s non-employee directors hold Company Options. The executive officers of Sage hold Company Options, Company RSUs and Company PSUs. At the Effective Time, all Sage equity awards, including awards held by our non-employee directors and executive officers, that are outstanding immediately prior to the Effective Time will generally be subject to the following treatment:

•

Each In the Money Option will be deemed fully vested and cancelled and converted into the right to receive a cash payment (without interest) equal to the product of the excess of the Offer Price over the per Share exercise price of the In the Money Option, multiplied by the total number of Shares subject to the In the Money Option immediately prior to the Effective Time and one CVR for each Share subject to the In the Money Option immediately prior to the Effective Time;

•

Each Company Option, whether or not vested, that has a per Share exercise price equal to or greater than $8.50, without any action on the part of the Company or the holder thereof, will be cancelled with no consideration payable in respect thereof and shall have no further force or effect;

•

Each Company RSU will be deemed fully vested and cancelled and converted into the right to receive a cash payment (without interest) equal to the product of the Offer Price multiplied by the number of Shares subject to the Company RSU immediately prior to the Effective Time and one CVR for each Share subject to the Company RSU immediately prior to the Effective Time;

•

Each Company PSU that is vested (or any portion thereof) in accordance with its terms and outstanding immediately prior to the Effective Time will be cancelled and converted into the right to receive a cash payment (without interest) equal to the product of the Offer Price multiplied by the number of Shares subject to the Company PSU immediately prior to the Effective Time and one CVR for each Share subject to the Company PSU immediately prior to the Effective Time; and

•

Each then outstanding Company PSU for which the applicable performance period has not been completed or milestone performance metric, in each case, as set forth in the applicable governing plan and/or award agreement, has not been achieved, in each case, as of the Effective Time will be deemed vested pursuant to the terms of the Merger Agreement and cancelled and converted into the right to receive a cash payment (without interest) equal to the product of the Offer Price multiplied by the number of Shares subject to the Company PSU after giving effect to the agreed-upon vesting and one CVR for each Share subject to such Company PSU after giving effect to the agreed-upon vesting. Pursuant to the Merger Agreement, the parties agreed to specified vesting of the Company PSUs based on the likelihood that the applicable performance metric would have been achieved absent a transaction with Supernus.

The following table sets forth the estimated cash amounts that Sage’s executive officers and non-employee directors are eligible to receive (before deduction of applicable tax withholding) in connection with the Merger for their respective outstanding In the Money Options, Company RSUs and Company PSUs, in each case as of June 27, 2025. Solely for purposes of the table below, we have assumed that (i) the Effective Time will occur on June 27, 2025 and (ii) timely satisfaction of all milestones under the CVR Agreement. Pursuant to the terms of the Merger Agreement, any Company Options for which the exercise price is greater than or equal to the Offer Price will be cancelled without payment of any consideration and therefore have not been included in the table below.

Name	Number of In the Money Options (#)	Value of In the Money Options(1)	Number of Company RSUs (#)	Value of Company RSUs(2)	Number of Company PSUs (#)	Value of Company PSUs ($)(2)
Executive Officers
Barry E. Greene	174,000	$875,220	—	$—	394,314	$4,731,768
Christopher Benecchi	52,500	$275,575	36,375	$436,500	153,068	$1,836,816
Gregory Shiferman	38,000	$200,340	23,735	$284,820	69,813	$837,756
Michael Quirk, Ph.D.	40,000	$197,640	7,962	$95,544	83,834	$1,006,008

Non-Employee Directors
Elizabeth Barrett	21,500	$112,445	—	$—	—	$—
Michael F. Cola	21,500	$112,445	—	$—	—	$—
Jessica J. Federer	21,500	$112,445	—	$—	—	$—
James M. Frates	40,654	$224,678	—	$—	—	$—
Geno Germano	21,500	$112,445	—	$—	—	$—
George Golumbeski, Ph.D.	35,093	$192,100	—	$—	—	$—

(1)

The estimated value of the In the Money Options equals the aggregate number of Shares underlying the In the Money Options multiplied by the amount, if any, by which the cash portion of the Offer Price ($8.50)

plus the amount received upon satisfaction of all milestones under the CVR Agreement ($3.50) exceeds the per share exercise price of the In the Money Options.
(2)

The estimated value of the Company RSUs and Company PSUs equals the aggregate number of Shares underlying the Company RSUs and Company PSUs (after giving effect to the agreed-upon vesting in the Merger Agreement), respectively, multiplied by the Offer Price ($8.50) plus the amount received upon satisfaction of all milestones under the CVR Agreement ($3.50).

Treatment of Company ESPP

Pursuant to the Merger Agreement, Sage will take all actions necessary pursuant to the terms of the Sage 2014 Employee Stock Purchase Plan (as amended) (the “Company ESPP”) to: (i) provide that (A) the offering period in effect as of June 13, 2025 will be the final offering period under the Company ESPP (the final offering period, the “Current Offering Period”) and the commencement of any future or additional offering periods will be suspended following June 13, 2025 under the Company ESPP unless and until the Merger Agreement is terminated, (B) there will be no increase in the amount of participants’ payroll deduction elections under the Company ESPP during the Current Offering Period from those in effect as of June 13, 2025 and no participant in the Current Offering Period may make separate non-payroll contributions to the Company ESPP on or following June 13, 2025, except as may be required by applicable Legal Requirements, (C) no individual who is not a participant in the Company ESPP as of as of June 13, 2025 will commence participation in the Company ESPP following June 13, 2025, and (D) each outstanding purchase right issued pursuant to the Company ESPP will be fully exercised on the earlier of the scheduled purchase date for such offering period and the date that is no later than five business days prior to the Effective Time (such date, the “Final Exercise Date”) (with any participant payroll deductions that are not otherwise applied to the purchase of Shares in accordance with the terms and conditions of the Company ESPP, to be returned to the participant as promptly as practicable following the Effective Time but no later than the later of five business days after the Effective Time or the first payroll date after the Effective Time), and (ii) cause the Current Offering Period, to the extent that it would otherwise be outstanding at the Effective Time, to be terminated no later than five business days prior to the Effective Time, and terminate the Company ESPP effective immediately prior to, and contingent upon, the Effective Time. All Shares purchased on the Final Exercise Date will be cancelled at the Effective Time and converted into the right to receive the Merger Consideration in accordance with the terms and conditions of the Merger Agreement.

Executive Severance and Change in Control Agreements

Each executive officer of Sage has entered into a severance and change in control agreement pursuant to which the executive officers are eligible to receive certain payments and benefits in the event of the executive officer’s termination of employment without cause or resignation by the executive officer for good reason (a “Qualifying Termination”). In the event of an executive officer’s Qualifying Termination, other than in connection with a change of control, the executive officer would be eligible to receive 12 months of base salary continuation and 12 months of company-subsidized COBRA continuation, provided that the executive officer executes, and does not revoke, a separation agreement and release and continues to comply with any post-employment restrictive covenants.

Pursuant to the severance and change in control agreements, in the event of an executive officer’s Qualifying Termination within the 12-month period following a change in control (such termination, a “Change in Control Termination”), the executive officer will be eligible to receive a lump-sum cash payment equal to (i) 12 months (in the case of Mr. Greene) and nine months (for all other executive officers) of the executive officer’s base salary, (ii) a pro rata target annual bonus for the year of termination based on the number of days the executive officer worked in that year at the time of termination; and (iii) 12 times the monthly employer health insurance contribution, provided that in each case, the executive officer executes, and does not revoke, a separation agreement and release. In addition, all stock options and other stock-based awards with time-based vesting held by the executive officer will immediately accelerate and become fully exercisable or nonforfeitable as of the date of termination.

In connection with the Merger, it is expected that Sage will amend each severance and change in control agreement to provide for the following severance enhancements in connection with a Change in Control Termination: (i) for Mr. Greene, increasing his cash severance amount to 18 months of base salary plus target annual bonus and increasing the health continuation benefit payment to 18 times the monthly employer health insurance contribution, (ii) for other executive officers, increasing their cash severance amount to 12 months base salary plus target annual bonus and (iii) increasing the health continuation benefit payment to 12 times the monthly employer health insurance contribution.

The severance and change in control agreements also include a Section 280G “better off” provision, which provides that, if any amount received by the executive officer pursuant to the agreement or otherwise that would be subject to the excise tax imposed by Section 4999 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), the executive would receive the full amount of the payments and benefits or an amount reduced so that no portion would be subject to the excise tax, whichever would result in the largest payment to the executive on an after-tax basis.

For an estimate of the value of the payments and benefits described above that would be payable to Sage’s executive officers upon an involuntary termination of employment in connection with the Merger (i.e., a Change in Control Termination), see the section below captioned “—Golden Parachute Compensation.”

280G Mitigation Actions

Under the Merger Agreement, Sage may implement strategies before the Effective Time to mitigate the amount of potential “excess parachute payments” for “disqualified individuals” (each as defined in Section 280G of the Code), which in certain cases requires consultation with Supernus. However, no executive officer will be entitled to receive gross-ups or tax reimbursements from Sage with respect to any potential excise taxes.

Employee Benefits

Under the Merger Agreement, among other things, Supernus has agreed that for a period of one year following the Effective Time, Supernus will provide, or cause to be provided, to each employee of Sage or its subsidiaries who is employed by Sage or its subsidiaries as of immediately following the Effective Time and who continues to be actively employed by the Surviving Corporation (as defined in the Merger Agreement) (or any affiliate thereof) during the one-year period (each, a “Continuing Employee”) with (i) a base salary or hourly wage rate that is substantially comparable to the base salary or hourly wage rate provided to the Continuing Employee immediately prior to the Effective Time, (ii) short-term cash incentive compensation opportunities at least as favorable as those provided to similarly-situated employees of Supernus and its subsidiaries and (iii) employee benefits (including severance benefits but excluding equity and long-term incentive compensation) that are, in the aggregate and at a minimum, at least as favorable in the aggregate as the benefits (including severance benefits but excluding equity and long-term incentive compensation) provided to similarly-situated employees of Supernus and its subsidiaries.

For employees of Sage that are not Continuing Employees or who are expected to remain employed for a short period of time following the Effective Time to provide transition assistance, the Merger Agreement provides that these employees will be entitled to receive severance payments and benefits under Sage’s broad-based severance plan.

Potential for Future Arrangements

While, as of the date of this Schedule 14D-9, none of Sage’s current executive officers or directors have entered into any employment or other agreement, arrangement or understanding with Supernus or its affiliates regarding continued service with Supernus or its affiliates after the Effective Time, it is possible that Supernus or its affiliates may enter into employment or other arrangements with Sage’s executive officers or directors in the future.

Employment Agreements

Sage has entered into letter agreements with each of its current executive officers that provide for “at will” employment with Sage. The letter agreements set forth the applicable executive officer’s salary, annual bonus compensation opportunities, as applicable, equity award grant, as applicable and benefit plan participation eligibility. Each of Sage’s executive officers has also executed Sage’s standard form of agreement concerning loyalty, confidential business information, inventions and post-employment activity.

Golden Parachute Compensation

This section sets forth the information required by Item 402(t) of Regulation S-K regarding the compensation for each of Sage’s named executive officers that is based on, or otherwise relates to, the Transactions. This compensation is referred to as “golden parachute” compensation by the applicable SEC disclosure rules. The amounts set forth in the table are estimates based on multiple assumptions that may or may not actually occur, including assumptions described in this Schedule 14D-9 and in the footnotes to the table. As a result, the actual amounts, if any, that a named executive officer receives may materially differ from the amounts set forth in the table. The table below does not include information for Laura Gault, Kimi Iguchi and Anne Marie Cook who are named executive officers but ceased being employed by Sage and are therefore not entitled to any payments or benefits in connection with the Transactions. Ms. Gault’s employment ended in March 2025, and Ms. Iguchi and Ms. Cook ceased being employed by Sage in October 2024.

Specifically, the table below assumes that (i) the Offer was consummated and the Effective Time occurred on June 27, 2025, (ii) the timely satisfaction of all milestones under the CVR Agreement, (iii) the employment of the named executive officer will be terminated immediately following the Effective Time in a manner entitling such individual to receive severance payments and benefits upon a Change in Control Termination under their severance and change in control agreements, (iv) each named executive officer’s severance and change in control agreement was amended as described above in the section captioned “—Executive Severance and Change in Control Agreements”, (v) the named executive officer timely executes (and does not revoke) a separation agreement and release and complies with any applicable post-termination obligations, (vi) the named executive officer’s base salary rate and target annual bonus opportunity remain unchanged from those that will be in place as of June 27, 2025, (vii) no named executive officer receives any additional grants of equity awards on or prior to the Effective Time and (viii) no named executive officer enters into any new agreement with Sage, any of its affiliates or Supernus or any of its affiliates or is otherwise legally entitled to, prior to the Effective Time, additional compensation or benefits. Pursuant to the terms of the Merger Agreement, any Company Options for which the exercise price is greater than or equal to the Offer Price will be cancelled without payment of any consideration and therefore have not been included in the table below.

The values in the table below do not include the value of payments or benefits that would have been earned, or any amounts associated with equity awards that would vest pursuant to their terms, on or prior to the Effective Time or amounts under contracts, agreements, plans or arrangements to the extent they do not discriminate in scope, terms or operation in favor of the named executive officers and that are available generally to all of Sage’s salaried employees. The values and descriptions also do not reflect withholding taxes that are applicable to any payments set forth in the table and assume that no payments are subject to reduction to the extent required by the terms of any applicable agreement to account for the application of Sections 280G and 4999 of the Code to such payments.

Name	Cash ($)(1)	Equity ($)(2)	Benefits ($)(3)	Total ($)(4)
Barry E. Greene	1,848,543	5,606,988	27,550	7,483,081
Christopher Benecchi	819,280	2,548,891	26,165	3,394,336
Gregory Shiferman	691,600	1,322,916	25,982	2,040,498
Michael Quirk, Ph.D.	728,000	1,299,192	26,165	2,053,357

(1)

Represents the value of a lump-sum cash payment equal to (i) 18 months (in the case of Mr. Greene) and 12 months (for all other executive officers) of the executive officer’s base salary and (ii) target annual bonus for the year of termination, each as described above in the section captioned “—Executive Severance and Change in Control Agreements” and based on the assumptions set forth above. The following table shows, for each named executive officer, as applicable, the amount of each component part of these cash payments. These amounts are all “double-trigger” in nature, i.e., eligibility to receive these amounts requires both the occurrence of a change in control and a Qualifying Termination of employment that occurs within 12 months following a change in control transaction.

Name	Cash Severance Payment ($)	Target Annual Bonus ($)	Total ($)
Barry E. Greene	1,289,681	558,862	1,848,543
Christopher Benecchi	585,200	234,080	819,280
Gregory Shiferman	494,000	197,600	691,600
Michael Quirk, Ph.D.	520,000	208,000	728,000

(2)

Represents estimated values associated with the full value of unvested In the Money Options, which are being cashed out in connection with the Merger, and the value of outstanding Company RSUs and Company PSUs, which also are being cashed out in connection with the Merger, with each being treated as described above in the section captioned “—Treatment of Company Equity Awards” and based on the assumptions set forth above. In accordance with Item 402(t) of Regulation S-K, such values have been calculated using the Offer Price and assume the timely satisfaction of all milestones under the CVR Agreement. These amounts are all “double-trigger” in nature, i.e., eligibility to receive these amounts requires both the occurrence of a change in control and a Qualifying Termination of employment that occurs within 12 months following a change in control transaction. However, pursuant to the Merger Agreement, all outstanding Sage awards as of the Effective Time will be cashed-out or cancelled in connection with the Merger.

Name	Value of Unvested In the Money Options	Value of Unvested Company RSUs	Value of Unvested Company PSUs	Total
Barry E. Greene	$875,220	$—	$4,731,768	$5,606,988
Christopher Benecchi	$275,575	$436,500	$1,836,816	$2,548,891
Gregory Shiferman	$200,340	$284,820	$837,756	$1,322,916
Michael Quirk, Ph.D.	$197,640	$95,544	$1,006,008	$1,299,192

(3)

Represents the estimated cost of the lump-sum payment to each named executive officer relating to employer health insurance contribution payments, as provided in the severance and change in control agreements, as described above in the section captioned “—Executive Severance and Change in Control Agreements.” The following table shows, for each named executive officer, the amount of the health insurance contribution payment payable by Sage. These amounts are all “double-trigger” in nature, i.e., eligibility to receive these amounts requires both the occurrence of a change in control and a Qualifying Termination of employment that occurs within 12 months following a change in control transaction.

Name	COBRA Premiums ($)
Barry E. Greene	27,550
Christopher Benecchi	26,165
Gregory Shiferman	25,982
Michael Quirk, Ph.D.	26,165

(4)

Under the severance and change in control agreements, amounts are subject to reduction in the event the applicable named executive officer would receive a greater benefit on an after-tax basis by having some of his change in control-related payments and benefits being cut back rather than paying the excise tax under Section 4999 of the Code on such amounts. These amounts assume no such reduction is applied.

Indemnification of Directors and Officers; Insurance

Sage has entered into an indemnity agreement (each an “Indemnity Agreement” and collectively, the “Indemnity Agreements”) with each of its executive officers and directors that require it to indemnify such persons against any and all expenses, including judgments, fines or penalties, attorneys’ fees, witness fees and related disbursements and other out-of-pocket costs incurred, in connection with any action, suit, arbitration, alternative dispute resolution mechanism, investigation, inquiry or administrative hearing, whether threatened, pending or completed, to which any such person may be made a party by reason of the fact that such person is or was a director, officer, employee or agent of Sage, provided that such director or officer acted in good faith and in a manner that the director or officer reasonably believed to be in, or not opposed to, Sage’s best interests. The foregoing summary of the Indemnity Agreements is qualified in its entirety by the full text of the Form of Officer Indemnification Agreement, which is filed as Exhibit (e)(4) to this Schedule 14D-9 and is included as Exhibit 10.17 to Sage’s Registration Statement on Form S-1, filed with the SEC on July 8, 2014, and incorporated herein by reference and the Form of Director Indemnification Agreement which is filed as Exhibit (e)(5) to this Schedule 14D-9 and is included as Exhibit 10.17 to Sage’s Registration Statement on Form S-1, filed with the SEC on July 8, 2014, and incorporated herein by reference.

The Merger Agreement provides that, for a period of six years from the Effective Time, all rights to indemnification, advancement of expenses and exculpation by Sage or its subsidiaries existing in favor of the current and former directors and officers of Sage or its subsidiaries as of the date of the Merger Agreement for their acts and omissions occurring at or prior to the Effective Time, including pursuant to Sage’s and its subsidiaries’ organizational documents as in effect of the date of the Merger Agreement, and as provided in the Indemnity Agreements or similar agreements between Sage and such directors and officers, will continue in full force and effect.

The Merger Agreement also provides that, from the Effective Time until the 6th anniversary of the date on which the Effective Time occurs, Supernus shall cause the Surviving Corporation and Sage (together with its subsidiaries) to the fullest extent permitted by applicable Legal Requirements, to indemnify and hold harmless each individual who was as of the date of the Merger Agreement, or who becomes prior to the Effective Time, a director or officer of Sage, its subsidiaries or another entity at the request of Sage or its subsidiaries (the “Indemnified Persons”) against all claims, losses, liabilities, damages, judgments, inquiries, fines and reasonable fees, costs and expenses, including attorneys’ fees and disbursements, incurred by such Indemnified Person as an officer or director of Sage or any of its subsidiaries in connection with any claim, action, suit or proceeding arising out of or pertaining to the fact that such Indemnified Person is or was a director or officer of Sage, its subsidiaries or another entity at the request of Sage or its subsidiaries at or prior to the Effective Time. In the event of any such claim, action, suit or proceeding, Supernus shall cause the Surviving Corporation and Sage (together with its subsidiaries) to pay, in advance of the final disposition of such claim, action, suit or proceeding, any expenses incurred in defense thereof by the Indemnified Person upon receipt of an undertaking by such Indemnified Person to repay such amount if it is ultimately determined that such Indemnified Person is not entitled to be indemnified. Supernus shall cause the Surviving Corporation and Sage (together with its subsidiaries) to reasonably cooperate in the defense of any such matter. Each Indemnified Person’s rights are conditioned on their cooperation with Supernus and its subsidiaries in connection with any claims, matters or items for which indemnification is being sought.

The Merger Agreement also provides that prior to the Effective Time, Sage shall purchase a six-year “tail” directors’ and officers’ insurance policy covering Sage, its subsidiaries, and the Surviving Corporation’s current and former directors and officers who are currently covered by the directors’ and officers’ insurance coverage currently maintained by or the benefit of Sage, its subsidiaries and the Surviving Corporation, with such “tail” to provide coverage in an amount not less than the existing coverage and having other terms no less favorable than the existing policy, subject to specified limitations. Sage shall cause its insurers to include “successor in interest” language in the applicable endorsements such that Supernus will be covered by such “tail” insurance as a “successor in interest.”

Section 16 Matters

Pursuant to the Merger Agreement, Sage and the Board will take appropriate actions, to the extent necessary, prior to or as of the Offer Acceptance Time, to approve, for purposes of Section 16(b) of the Exchange Act, the disposition and cancellation or deemed disposition and cancellation of Shares and each Company Option, Company RSU and Company PSU in the Merger by any officer or director of Sage who is subject to Section 16 of the Exchange Act intended to cause such dispositions and/or cancellations to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Rule 14d-10 Matters

The Merger Agreement provides that prior to the Offer Acceptance Time and to the extent permitted by applicable Legal Requirements, the compensation committee of the Board will approve, as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(2) under the Exchange Act, each agreement, arrangement or understanding between Sage or any of its affiliates and any of the officers, directors or employees of Sage that are effective as of the date of the Merger Agreement pursuant to which compensation is paid to such officer, director or employee and will take all other action reasonably necessary to satisfy the requirements of the non-exclusive safe harbor set forth in Rule 14d-10(d)(2) under the Exchange Act. As of the date of this Schedule 14D-9, the compensation committee of the Board has so approved by unanimous resolution.

Arrangements with Purchaser, Parent, and their Affiliates.

Merger Agreement

On June 13, 2025, Sage, Supernus and Purchaser entered into the Merger Agreement. The summary of the material provisions of the Merger Agreement contained in Section 11 (The Merger Agreement; the CVR Agreement; Other Agreements) and the description of the conditions to the Offer contained in Section 15 (Conditions of the Offer) of the Offer to Purchase are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.

The Merger Agreement has been filed as an exhibit herein to provide stockholders of Sage with information regarding its terms and is not intended to modify or supplement any rights of the parties under the Merger Agreement. The Merger Agreement and the summary of its terms contained in the Offer to Purchase filed by Purchaser with the SEC on July 2, 2025 are incorporated herein by reference and are not intended to provide any other factual information about Sage, Supernus, Purchaser or their respective subsidiaries and affiliates. The Merger Agreement contains representations and warranties that the parties to the Merger Agreement made to, and solely for the benefit of, each other. The assertions embodied in the representations and warranties contained in the Merger Agreement are qualified by information in confidential disclosure schedules delivered by Sage to Supernus in connection with the signing of the Merger Agreement. Moreover, certain representations and warranties in the Merger Agreement were made as of a specified date, may be subject to a contractual standard of materiality different from what might be viewed as material to stockholders, or may have been used for the purpose of allocating risk between the parties to the Merger Agreement. Accordingly, the representations and warranties in the Merger Agreement should not be relied on by any person as characterizations of the actual state of facts and circumstances of Sage at the time they were made and the information in the Merger Agreement should be considered in conjunction with the entirety of the factual disclosure about Sage, Supernus or Purchaser made in the Schedule TO and related exhibits, including the Offer to Purchase, this Schedule 14D-9, or other public reports filed with the SEC. Information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in parties’ public disclosures. The Merger Agreement should not be read alone, but should instead be read in conjunction with the other information regarding the Offer, the Merger, Sage, Supernus, Purchaser, their respective affiliates and their respective businesses that are contained in, or incorporated by reference into, the Schedule TO and related exhibits, including the Offer to Purchase, and this Schedule 14D-9, as well as in other public filings with the SEC.

Contingent Value Rights Agreement

At or immediately prior to the consummation of the Offer, Supernus and a rights agent mutually agreeable to Supernus and Sage will enter into the Contingent Value Rights Agreement governing the terms of the CVRs in the form attached to the Merger Agreement as Annex III, with such revisions thereto, if any, requested by the rights agent that are not, individually or in the aggregate, detrimental to any CVR holder (the “CVR Agreement”). Each stockholder of Sage will receive one CVR for each Share they hold and Sage equityholders will receive CVRs as described above in the section captioned “—Treatment of Company Equity Awards.” The CVRs are not transferable except under certain limited circumstances, will not be evidenced by a certificate or other instrument and will not be registered or listed for trading. The CVRs will not have any voting or dividend rights and will not represent any equity or ownership interest in Supernus, Purchaser, Sage or any of their Affiliates.

Each CVR represents the right to receive (i) $0.50 upon the first commercial sale in Japan after regulatory approval in Japan to a third-party customer of the pharmaceutical product that, as of the date of the CVR Agreement, is marketed in the United States under the name ZURZUVAE and is the subject of the current regulatory filing (including any amended filings based thereon) by Shionogi & Co., Ltd., inclusive of its Affiliates, Sage’s collaboration partner in Japan, for the treatment of Major Depressive Disorder (“MDD”) on or prior to June 30, 2026; (ii) $1.00 upon achievement of Net Sales (as defined in the CVR Agreement) of ZURZUVAE equal to or exceeding $250,000,000 in the United States during a calendar year on or prior to December 31, 2027; (iii) $1.00 upon achievement of Net Sales of ZURZUVAE equal to or exceeding $300,000,000 in the United States during a calendar year on or prior to December 31, 2028; and (iv) $1.00 upon achievement of Net Sales of ZURZUVAE equal to or exceeding $375,000,000 in the United States during a calendar year on or prior to December 31, 2030. If more than one milestone is achieved during any twelve-month period, all milestone payments corresponding to such achieved milestones shall be payable.

There can be no assurance that the milestones will be achieved by their corresponding deadline dates.

The foregoing description of the CVR Agreement and the transactions contemplated thereby does not purport to be complete and is qualified in its entirety by reference to the form of CVR Agreement, which is attached as Annex III to the Merger Agreement, which is filed as Exhibit (e)(1) to this Schedule 14D-9 and which is incorporated herein by reference.

Confidentiality Agreement

Sage and Supernus entered into a confidentiality agreement, dated February 5, 2025 (the “Confidentiality Agreement”), in connection with each party’s consideration of a potential negotiated transaction between the parties. Under the terms of the Confidentiality Agreement, Supernus agreed, subject to certain exceptions, to keep confidential certain proprietary or non-public information relating to Sage, including the existence and subject matter of the discussions and negotiations concerning a potential negotiated transaction between the parties, and to not disclose, in whole or in part, any of the evaluation material it received from Sage to any person without Sage’s prior written consent. Supernus also agreed to abide by a standstill provision which ceased to be effective upon the execution of the Merger Agreement and the announcement of the Transactions. The Confidentiality Agreement provides that, with respect to Evaluation Material that constitutes “Confidential Information” under the Biogen Collaboration Agreement, any provision under the Confidentiality Agreement would be modified and interpreted to comply with Sage’s obligations thereunder.

The foregoing summary and description of the Confidentiality Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Confidentiality Agreement, a copy of which is filed as Exhibit (e)(2) to this Schedule 14D-9, which is incorporated herein by reference.

Mutual Non-Disclosure Agreement

Sage and Supernus entered into a mutual non-disclosure agreement, dated January 24, 2025 (the “Non-Disclosure Agreement”), in connection with the consideration by Supernus of a possible business relationship with Sage. Under the terms of the Non-Disclosure Agreement, each party agreed, subject to certain exceptions including the ability to make disclosure required by applicable law, to keep confidential certain confidential information or nonpublic information relating to the other for a period lasting up to two years from the date of the Non-Disclosure Agreement. The agreement did not contain a standstill provision for the benefit of Sage. For further discussion, see the below section captioned “Item 4. The Solicitation or Recommendation—Background of the Offer and the Merger.”

The foregoing summary and description of the Non-Disclosure Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Non-Disclosure Agreement, which is filed as Exhibit (e)(3) to this Schedule 14D-9 and is incorporated herein by reference.

Item 4. The Solicitation or Recommendation.

On June 13, 2025, the Board unanimously (i) determined that the Merger Agreement and the Transactions, including the Offer and the Merger, are fair to, and in the best interest of, Sage and its stockholders, (ii) declared it advisable to enter into the Merger Agreement, (iii) approved the execution, delivery and performance by Sage of the Merger Agreement and the consummation of the Transactions, including the Offer and the Merger, (iv) resolved that the Merger will be effected under Section 251(h) of the DGCL, and (v) resolved to recommend that the stockholders of Sage tender their Shares to Purchaser pursuant to the Offer, in each case on the terms and subject to the conditions of the Merger Agreement.

Accordingly, and for the reasons described below in the section captioned “—Reasons for Recommendation”, the Board, on behalf of Sage, unanimously recommends that Sage’s stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

Background of the Offer and the Merger

The following chronology summarizes the key meetings and events that led to the signing of the Merger Agreement. This chronology does not purport to catalogue every conversation of or among members of the Board, Sage’s representatives, Supernus, Supernus’s representatives and other parties.

As is customary in the biopharmaceutical industry and with the support of the Board, Sage management regularly meets with other biotechnology and pharmaceutical companies regarding a variety of potential licensing arrangements, joint ventures, collaborations and other strategic transactions. The Board also periodically evaluates Sage’s historical performance, future growth prospects, and long-term strategic plan, and considers various strategic opportunities available to Sage as well as ways to enhance shareholder value, particularly in light of the business, competitive, regulatory, financing, and economic environment and development factors in Sage’s industry. These reviews have included discussions as to whether Sage should continue to execute on its strategy as a stand-alone company, pursue various partnerships, collaborations, or licensing arrangements regarding its pipeline candidates, seek to raise additional capital, including through the sale of additional Shares as well as royalty monetization transactions, or pursue a sale of specific pipeline programs or of the company in its entirety.

On July 23, 2014, Sage completed its initial public offering.

On June 12, 2018, Sage and Shionogi & Co. Ltd. (“Shionogi”) entered into a Collaboration and License Agreement (the “Shionogi Collaboration Agreement”) for the clinical development and commercialization of Sage’s product candidate zuranolone for the treatment of MDD and other potential indications in Japan, Taiwan and South Korea.

On November 27, 2020, Sage entered into a Collaboration and Licensing Agreement (the “Biogen Collaboration Agreement”) with Biogen MA Inc. (“BIMA”) and Biogen International GMBH (together, the “Biogen Collaboration Parties”) for the development and commercialization of zuranolone and another product candidate. In connection with the entry into the Biogen Collaboration Agreement, on November 27, 2020, Sage and BIMA entered into a stock purchase agreement (the “Biogen Stock Purchase Agreement”) for the sale and issuance of 6,241,473 Shares to BIMA for an aggregate purchase price of $650.0 million. These shares were issued to BIMA on December 31, 2020, and resulted in BIMA owning approximately 10.7 percent of the outstanding Shares. In connection with the issuance of these Shares, Biogen Inc. (“Biogen”) and BIMA filed a Schedule 13G with the SEC. Following entry into the Biogen Collaboration Agreement, representatives of Sage and Biogen frequently spoke regarding matters relating to the collaboration and their plans for zuranolone.

On May 2, 2022, Sage and Biogen announced that they had initiated a rolling submission of a New Drug Application to the U.S. Food and Drug Administration (“FDA”) for zuranolone in the treatment of MDD. Sage and Biogen announced that they expected to submit an associated New Drug Application filing for zuranolone in the treatment of postpartum depression (“PPD”) in the first half of 2023.

On December 6, 2022, Sage and Biogen announced that they had completed the rolling submission of the New Drug Application to the FDA for zuranolone in the treatment of MDD and PPD.

On February 6, 2023, Sage and Biogen announced that the FDA had accepted the filing of the New Drug Application for zuranolone in the treatment of MDD and PPD, the application had been granted priority review, and the FDA had assigned a Prescription Drug User Fee Act action date of August 5, 2023.

On August 4, 2023, the FDA approved ZURZUVAE® (zuranolone) for the treatment of PPD in adults. The FDA also issued a Complete Response Letter for the New Drug Application for zuranolone in the treatment of adults with MDD, which stated that the application did not provide substantial evidence of effectiveness to support the approval of zuranolone for the treatment of MDD and that an additional study or studies would be needed.

Following the close of trading on August 4, 2023, Sage announced the FDA approval of ZURZUVAE in PPD and the Complete Response Letter for the New Drug Application for zuranolone in MDD. Sage’s stock closed at $36.10 on August 4, 2023, and opened on the next trading day at $18.80.

In December 2023, ZURZUVAE became commercially available for the treatment of PPD in adults in the United States.

Throughout 2024 and into early 2025, Sage engaged with approximately 43 counterparties on potential partnering or financing transactions.

On January 9, 2024, Bryan Roecklein, SVP, Corporate Development of Supernus and Jeff Kasten, VP, Corporate Strategy & Business Development of Sage had a non-confidential meeting to discuss dalzanemdor (SAGE-718), a product candidate that was under investigation for the treatment of patients with mild cognitive impairment or mild dementia due to Alzheimer’s disease, mild cognitive impairment in Parkinson’s disease, and cognitive impairment associated with Huntington’s disease. During this discussion Mr. Roecklein suggested that Supernus might have interest in ZURZUVAE, rather than SAGE-718. On January 29, 2024, Supernus declined to proceed with further discussions with Sage.

On February 16, 2024, the Board reconstituted the previously-formed Transaction Committee, and appointed Elizabeth Barrett, James Frates, Geno Germano, and George Golumbeski to the Transaction Committee. The

Transaction Committee was expected to review ongoing potential business development activities, with the understanding that the Board would ultimately approve any significant transactions.

In early June 2024, following alignment with the Transaction Committee, Sage submitted a non-binding term sheet to Biogen which contemplated that Biogen would exercise its opt-out rights under the Biogen Collaboration Agreement with respect to zuranolone, which would result in Sage reacquiring its rights to ZURZUVAE, in exchange for Sage paying Biogen royalties and milestone payments, including a royalty in the low twenties percent on net sales of ZURZUVAE in the United States and a royalty in the high single digits percent on net sales of zuranolone outside the United States. Biogen did not engage with Sage to negotiate this proposal by Sage.

On August 9, 2024, a representative of Moelis & Company, Supernus’s financial advisor (“Moelis”), on behalf of Supernus, emailed Barry Greene, Chief Executive Officer of Sage, indicating that Supernus was interested in learning more about Sage and suggesting that Mr. Greene meet with Jack Khattar, Chief Executive Officer of Supernus, to further discuss Sage.

On September 12, 2024, Mr. Greene and Mr. Khattar spoke. During this conversation, Mr. Khattar expressed interest in a potential strategic transaction with Sage, including exploring overall synergies between Sage and Supernus. Mr. Khattar indicated that Supernus could be interested in a whole company acquisition, but no financial terms were discussed.

On September 25, 2024, and September 26, 2024, the Board held a regularly scheduled quarterly meeting, which was also attended by Sage management, representatives of Wilmer Cutler Pickering Hale and Dorr LLP (“WilmerHale”), Sage’s regular corporate counsel and on September 26, 2024, representatives of Goldman Sachs & Co. LLC (“Goldman Sachs”). On September 25, 2024, the Board evaluated Sage’s management’s long-range plan and financial profile. As part of this evaluation, Sage’s management reviewed various cases in the scenario where SAGE-718 was discontinued. Among these cases, Sage’s management reviewed a scenario where Sage discontinued its pipeline and focused on the commercialization of ZURZUVAE (the “September 2024 ZURZUVAE Only Projections”). Sage’s management also presented an internal forecast and assessment of the market potential for ZURZUVAE in PPD based on assumptions of a higher level of investment (the “September 2024 Elevate Projections”). The September 2024 ZURZUVAE Only Projections and the September 2024 Elevate Projections are discussed further in the section below captioned “ —Certain Financial Projections.” During this meeting, Mr. Greene noted to the Board that Supernus was interested in a potential strategic transaction. Additionally, Sage’s management indicated that in the event that SAGE-718 was discontinued, Sage would initiate a restructuring.

On September 26, 2024, representatives of Goldman Sachs reviewed with the Board certain potential strategic alternatives for Sage in the event that SAGE-718 was discontinued, including a potential sale of Sage, a merger of equals with a similarly sized counterparty, a monetization of ZURZUVAE through a royalty financing transaction, an in-license transaction to augment or replace Sage’s pipeline, and a potential restructuring to further streamline Sage’s operations. The Board determined to formally retain Goldman Sachs as Sage’s financial advisor to continue to evaluate potential paths for optimizing Sage’s business and value.

On September 27, 2024, Shionogi announced that it had submitted a New Drug Application in Japan for zuranolone in the treatment of MDD.

On September 30, 2024, Sage entered into an engagement letter with Goldman Sachs pursuant to which Goldman Sachs would advise Sage in connection with Sage’s analysis and consideration of potential strategic alternatives. Pursuant to this engagement letter, if Sage decided to undertake any of the strategic alternatives covered by the engagement letter, and Goldman Sachs agreed to act as financial advisor in connection with such transaction, Sage and Goldman Sachs would enter into an appropriate form of agreement relating to the type of transaction involved and containing customary terms and conditions, including customary fee provisions.

During the fourth quarter of 2024, Sage actively explored a potential royalty financing transaction. Sage met with nine potential royalty financing counterparties and received two non-binding term sheets for royalty financing proposals. The more favorable of the two, submitted by a global pharmaceutical royalty monetization company (the “Lead Royalty Financing Counterparty”), contemplated an aggregate of $195 million in committed capital, with $130 million upfront and $65 million (which the Lead Royalty Financing counterparty subsequently indicated they would increase to $70 million) in two tranches based on ZURZUVAE net sales milestones in exchange for a 4.5% royalty on U.S. net sales of ZURZUVAE up to $900 million, and a 1.0% royalty on U.S. net sales of ZURZUVAE in excess of $900 million. The non-binding term sheet was conditioned on completion of further due diligence.

On October 8, 2024, Sage announced topline results from the LIGHTWAVE Study evaluating SAGE-718 in participants with mild cognitive impairment or mild dementia due to Alzheimer’s disease. The LIGHTWAVE Study did not demonstrate a statistically significant difference from baseline in participants treated with SAGE-718 versus placebo. As a result, Sage announced that it would be discontinuing further development of SAGE-718 in Alzheimer’s disease.

On October 17, 2024, Sage announced a strategic reorganization of its business operations to support the ongoing launch of ZURZUVAE in PPD and focus pipeline development efforts ahead of a clinical study readout for SAGE-718 in Huntington’s Disease expected later in 2024.

On October 29, 2024, in connection with announcing its third quarter 2024 financial results, Sage announced that it and Biogen would not pursue further development of zuranolone in MDD.

On November 20, 2024, Sage announced topline results from the DIMENSION Study evaluating SAGE-718 in participants with cognitive impairment associated with Huntington’s disease. The DIMENSION Study did not meet its primary endpoint. As a result, Sage announced that it would be discontinuing further development of SAGE-718.

On December 9, 2024, Mr. Greene and Christopher Viehbacher, Chief Executive Officer of Biogen, had a regularly scheduled meeting to discuss ongoing ZURZUVAE commercialization matters. During this meeting, Mr. Viehbacher raised the possibility of Biogen making an offer to acquire Sage. Financial terms were not discussed.

On December 13, 2024, Mr. Khattar emailed Mr. Greene to follow up on their September 12th conversation. Mr. Khattar and Mr. Greene tentatively agreed to speak again following the J.P. Morgan Healthcare Conference in mid-January 2025.

Commencing in December 2024, Sage was contacted from time to time by various stockholders purporting to have recently acquired stakes in Sage and expressing an interest in meeting with Sage to better understand its business, prospects, cost structure and evaluation of strategic alternatives. Sage engaged in discussions with a number of these stockholders based on publicly available information in the months leading up to the announcement of the Transaction, and no confidentiality agreements were entered into. The Board was kept informed on the interactions with these stockholders and the views expressed by these stockholders to Sage management.

On December 16, 2024, the Compensation Committee of the Board had a meeting, which was also attended by Sage management and representatives of Sage’s external compensation consultant. During the meeting, the committee was provided with a proposal from Sage’s management team, which had been developed with Sage’s external compensation consultant, to enhance Sage’s severance and change in control policies for the members of Sage’s management team.

On December 18, 2024, the Board held a regularly scheduled quarterly meeting which was also attended by Sage management and representatives of WilmerHale. Portions of the meeting were also attended by representatives of Goldman Sachs, representatives of TD Cowen (“TD Cowen”), which had been engaged by Sage to assist it with evaluating potential royalty financing transactions, and representatives of Joele Frank Wilkinson Brimmer Katcher (“Joele Frank”), Sage’s public relations advisor. During the meeting, Mr. Greene updated the Board on his recent meeting with Mr. Viehbacher and noted that Mr. Viehbacher had raised the possibility of Biogen making an offer to acquire Sage. Sage’s management also discussed the ongoing financial analysis being performed by Sage’s management with the assistance of Goldman Sachs on Sage’s strategic direction, including evaluating potential approaches for Sage to seek to reacquire its rights to ZURZUVAE from Biogen – a transaction that could only be implemented with Biogen’s consent. The Board also received an update from Sage’s management team and TD Cowen on Sage’s ongoing efforts to explore a royalty monetization transaction, including summaries of the two non-binding term sheets for royalty financing proposals that Sage had received in the fourth quarter of 2024 and the status of discussions with the Lead Royalty Financing Counterparty. Management noted for the Board that advancing a royalty monetization transaction would require cooperation from Biogen to share diligence information and to grant a security interest in ZURZUVAE to a counterparty. The Board determined that Sage’s management should continue to explore a potential royalty monetization transaction and engage the Transaction Committee going forward as discussions progressed.

On December 20, 2024, Mr. Viehbacher called Mr. Greene and conveyed Biogen’s interest in making an offer to acquire Sage at the current stock price plus a premium of 30%. Mr. Greene responded that the offer was not acceptable to Sage, but that Mr. Greene would contact key Board members and that if his position changed, he would contact Mr. Viehbacher. Following this conversation, Mr. Greene spoke with Geno Germano, the Chair of the Board, and together they agreed that Biogen’s offer was unacceptable and no immediate Board action was required. Biogen did not submit a proposal at this time. Sage’s stock closed at $5.61 on December 20, 2024.

On January 3, 2025, Sage’s management team notified the Transaction Committee that it had reached alignment on a non-binding term sheet with the Lead Royalty Financing Counterparty that contemplated an aggregate of $200 million in committed capital, with $130 million upfront and $70 million in two tranches based on ZURZUVAE net sales milestones, in exchange for a 4.5% royalty on U.S. net sales of ZURZUVAE up to $900 million (so long as Sage granted a security interest in ZURZUVAE by December 31, 2025, or else a 5% royalty), and a 1.0% royalty on U.S. net sales of ZURZUVAE in excess of $900 million.

On January 9, 2025, Mr. Greene called Mr. Viehbacher at Mr. Viehbacher’s request. During this conversation, Mr. Viehbacher indicated that Biogen was planning to convert its existing Schedule 13G to a Schedule 13D and to attach a proposal to acquire Sage as an exhibit to the Schedule 13D. Mr. Greene noted his belief that public disclosure of the proposal was a violation of the standstill provision in the Biogen Stock Purchase Agreement, which prohibited BIMA from making, or causing any of its affiliates to make, a public acquisition proposal of Sage, but permitted BIMA and its affiliates to have private discussions with Sage and submit confidential proposals that were not reasonably expected to require public disclosure. Mr. Viehbacher subsequently reiterated Biogen’s intention to publicly disclose the forthcoming proposal.

Mr. Greene emailed Mr. Viehbacher later that day to remind Mr. Viehbacher of the standstill obligations under the Biogen Stock Purchase Agreement.

On the afternoon of January 10, 2025, Mr. Viehbacher sent an email to Mr. Greene containing a non-binding proposal to acquire all of the outstanding Shares that are not owned by Biogen or its subsidiaries for a purchase price of $7.22 per Share in cash (the “Biogen January 10 Proposal”), a 30% premium to that day’s closing price of $5.55.

Following the closing of trading on the evening of January 10, 2025, Biogen filed a Schedule 13D which contained a copy of the Biogen January 10 Proposal.

That same day, following the filing of Biogen’s Schedule 13D, Sage issued a press release confirming that Biogen had submitted the Biogen January 10 Proposal and that the Biogen January 10 Proposal would be reviewed and evaluated by the Board.

As of Sage’s receipt of the Biogen January 10 Proposal, Sage’s management was continuing to evaluate a partnering transaction that had resulted in the receipt of a non-binding proposal. This proposal was initially proposed in 2024 by a healthcare investment firm (the “Partnering Counterparty”) and contemplated that Sage would contribute SAGE-121, a pre-clinical candidate, to a newly formed company that would be funded by the Partnering Counterparty. None of the other potential partnering counterparties contacted by Sage in 2024 and 2025 prior to Sage’s receipt of the Biogen January 10 Proposal were engaged with Sage on a material non-binding proposal for a potential transaction as of January 10, 2025, and except as described herein, none of them engaged with Sage on a material non-binding proposal for a potential partnering transaction prior to the execution of the Merger Agreement on June 13, 2025. Sage continued to internally evaluate a potential transaction with the Partnering Counterparty until the execution of the Merger Agreement on June 13, 2025. The final term sheet submitted by the Partnering Counterparty in February 2025 contemplated that Sage would be issued equity that, following an initial investment round by the Partnering Counterparty, would result in Sage owning 20% of the newly-formed company, and that Sage would be entitled to a $2 million upfront payment, anti-dilution protection on up to $30 million of new equity raises, $169.5 million in development, regulatory, and commercial milestone payments, and a tiered royalty on net sales ranging from 3% to 5%. In March 2025, Sage proposed a counteroffer which included a $6 million upfront payment, anti-dilution protection on up to $35 million of new equity raises, $416 million in development, regulatory, and commercial milestone payments, and a tiered royalty on net sales ranging from 3% to 5%.

On January 12, 2025, the Board held a meeting, which was also attended by Sage management and representatives of WilmerHale, Goldman Sachs and Joele Frank. During the meeting, Mr. Greene and representatives of Goldman Sachs reviewed the Biogen January 10 Proposal, including a timeline of events. Mr. Greene notified the Board that he had explained to Mr. Viehbacher that he believed that a public disclosure of the Biogen January 10 Proposal was a violation of the standstill provision in the Biogen Stock Purchase Agreement. Representatives of Goldman Sachs provided a summary of key terms and a preliminary financial analysis of the Biogen January 10 Proposal. Representatives of WilmerHale offered legal perspectives on the Biogen January 10 Proposal, including reviewing the Board’s fiduciary duties in connection with its consideration of the Biogen January 10 Proposal. The Board discussed initiating litigation to enforce the standstill provision in the Biogen Stock Purchase Agreement and confirmed alignment with management on next steps. Representatives of Goldman Sachs then reviewed an illustrative list of potential counterparties if the Board determined to seek a strategic transaction. The Board agreed that it would meet following the J.P. Morgan Healthcare Conference to further consider the Biogen January 10 Proposal.

On January 16, 2025, Sage commenced litigation against Biogen and BIMA, in the Delaware Court of Chancery seeking declaratory, injunctive and other relief (the “Standstill Litigation”). In its complaint, Sage alleged that Biogen breached the standstill provision in the Biogen Stock Purchase Agreement by making the Biogen January 10 Proposal and related public disclosures. Sage also sought a temporary restraining order enjoining Biogen and BIMA from future breaches of the standstill provision.

On January 22, 2025, the Board held a meeting, which was also attended by Sage management and representatives of Skadden, Arps, Slate, Meagher and Flom LLP (“Skadden”), Sage’s outside M&A counsel and litigation counsel in connection with the Standstill Litigation, Goldman Sachs, and Joele Frank. During the meeting, Mr. Greene and Chris Benecchi, Chief Operating Officer of Sage, discussed feedback they received from investors at the J.P. Morgan Healthcare Conference, including that several investors thought Sage should sell the company to Biogen or others but at a better price and that others expressed a desire for Sage to reacquire its rights to ZURZUVAE from Biogen. Mr. Shiferman updated the Board on the Standstill Litigation. Representatives of Skadden discussed with the Board its fiduciary duties in connection with the receipt of the Biogen January 10 Proposal. Mr. Benecchi provided an overview of the work performed by Sage’s management with respect to the analysis of the Biogen January 10 Proposal. Representatives of Goldman Sachs then reviewed its preliminary financial analysis of the Biogen January 10 Proposal using three potential long-range forecasts prepared by Sage’s management using a range of peak ZURZUVAE net sales assumptions, which projections are discussed further in the section below captioned “—Certain Financial Projections.” Representatives of Goldman

Sachs discussed with the Board potential strategic alternatives for Sage, including continuing to promote ZURZUVAE in collaboration with Biogen while continuing pipeline development, repurchasing ZURZUVAE rights from Biogen, exercising Sage’s rights to opt out of the Biogen Collaboration Agreement (which would convert the 50-50 profit-sharing collaboration into an ongoing royalty payable by Biogen to Sage), and potential transactions with other strategic counterparties. Following discussion, the Board determined to (i) reject the Biogen January 10 Proposal, (ii) publicly announce the rejection of the Biogen January 10 Proposal and Sage’s initiation of a review of strategic alternatives, and (iii) seek competitive bids from strategic counterparties and a potential stronger bid from Biogen, while continuing to evaluate a reacquisition of the rights to ZURZUVAE, among other strategic alternatives. During this meeting, the Board also determined that given Sage’s near-term strategic priorities, Sage’s efforts to explore a royalty monetization transaction (which would have required due diligence cooperation from Biogen and was expected to involve the creation of liens that would have required consent from the Biogen Collaboration Parties under the Biogen Collaboration Agreement) should be paused and restarted at a later time, if appropriate.

On January 24, 2025, in preparation for a call between Mr. Greene and Mr. Khattar scheduled for early the following week, Sage and Supernus executed Sage’s standard business development confidentiality agreement. The confidentiality agreement did not include a standstill provision.

On the morning of January 27, 2025, Sage issued a press release and filed a Current Report on Form 8-K with the SEC announcing the initiation of a process to explore strategic alternatives for Sage, including but not limited to a potential strategic transaction, business combination, or sale. Sage also announced that the Board had unanimously rejected the Biogen January 10 Proposal.

Following the announcement of the strategic alternatives process, at the direction of the Board, between January 27, 2025, and February 4, 2025, representatives of Sage and Goldman Sachs contacted 15 potential counterparties, including Supernus, Party A, a global pharmaceutical company, Party B, an American pharmaceutical company, and Party C, a global pharmaceutical company, to discuss their interest in a potential strategic transaction involving Sage. As described further below, 7 of those counterparties, including Supernus (which entered into a new confidentiality agreement with Sage on February 5, 2025), Party A, Party B, and Party C entered into confidentiality agreements with Sage in connection with the strategic alternatives process, each of which included a standstill provision which ceased to be effective upon the execution of the Merger Agreement and the announcement of the Transactions. As described further below, between February 5, 2025, and February 14, 2025, each of these 7 counterparties received a management presentation containing non-public information from Sage.

Also following Sage’s announcement of its strategic alternatives process and through the execution of the Merger Agreement on June 13, 2025, Sage received outreach from a number of its stockholders who were critical of Sage’s cash utilization and encouraged Sage to pursue a sale of the company, an opt-out of Sage’s rights under the Biogen Collaboration Agreement (which would convert the 50-50 profit-sharing collaboration into an ongoing royalty payable by Biogen to Sage), and/or cost-cutting measures, including reduction or elimination of research and development activities. As Sage’s strategic alternatives process progressed, certain stockholders also wrote to the Board expressing frustration with the length of time the process was taking given Sage’s continued cash utilization.

Later on January 27, 2025, Mr. Greene and Mr. Khattar had a call to discuss Supernus’s continued interest in a strategic transaction between Sage and Supernus. No financial terms or timelines were discussed. Mr. Greene suggested that if Mr. Khattar was interested, his team should contact Goldman Sachs.

On January 28, 2025, the Delaware Court of Chancery granted Sage’s motion for a temporary restraining order against BIMA in the Standstill Litigation in order to prevent further breaches of the standstill provision in the Biogen Stock Purchase Agreement.

On January 29, 2025, representatives of Sage met with a stockholder of Sage as part of ongoing investor relations contact, and the stockholder indicated their desire to assist Sage in connection with its strategic alternatives process, including that they could publicly announce a proposal at a higher value than the Biogen January 10 Proposal with the goal of driving up Biogen’s offer. Sage’s management informed this stockholder that it was working with Goldman Sachs and directed them to contact Goldman Sachs to convey their potential interest in participating in the strategic alternatives process.

Later that day on January 29, 2025, the Board held a meeting, which was also attended by Sage management and representatives of Skadden, WilmerHale, Goldman Sachs, and Joele Frank. During the meeting, Mr. Benecchi and representatives of Goldman Sachs provided an update on Sage’s strategic alternatives process. Mr. Shiferman provided an update on the Standstill Litigation and the temporary restraining order. Representatives of Sage’s management also updated the Board on the discussion earlier that day with the stockholder, who had been referred to Goldman Sachs to convey their potential interest in participating in the strategic alternatives process. Members of the Board also discussed potentially modeling scenarios where Sage reacquired rights to ZURZUVAE from Biogen and instructed Mr. Greene to work with Sage’s management to further explore the additional scenarios as part of their ongoing review of strategic alternatives, noting that the additional scenarios depended on significant assumptions such as the ability to reacquire rights to ZURZUVAE from Biogen, the terms of such a transaction, and potential partnership opportunities with third parties. In a closed session, representatives of Sage’s human resources team discussed proposed amendments to Sage’s severance and change in control agreements to enhance Sage’s severance and change in control policies for the members of Sage’s management team, as presented to the Compensation Committee of the Board in December 2024. The members of Sage’s human resources team noted that the intention of this discussion was to obtain Board alignment on the amendment terms but not to seek approval at this time. As part of this discussion, the Board confirmed alignment with the proposed amendment terms.

On January 30, 2025, the Delaware Court of Chancery entered an implementing order for the temporary restraining order against BIMA in the Standstill Litigation, prohibiting BIMA and its directors, officers, agents, employees, attorneys, representatives, persons in active concert or participation with it, and anyone acting under its direction or control from, without Sage’s written consent, (i) making a public acquisition proposal for Sage, (ii) making a private acquisition proposal for Sage that is reasonably expected to require public disclosure, or (iii) publicly encouraging any acquisition proposal for Sage (the “Biogen TRO Order”).

On January 31, 2025, Sage entered into an engagement letter with Goldman Sachs pursuant to which Goldman Sachs would advise Sage in connection with a potential sale of Sage. In determining to engage Goldman Sachs, the Board considered that Goldman Sachs had extensive relationships throughout, and experience and expertise in, the pharmaceutical industry, including having performed investment banking services in the past for Biogen and other potential acquirors of Sage. The Board also considered Goldman Sachs’ long-standing relationship with and knowledge of Sage, including Goldman Sachs having advised Sage in connection with Sage entering into the Biogen Collaboration Agreement in 2020.

On February 4, 2025, Mr. Greene had a regularly scheduled meeting with Mr. Viehbacher concerning ongoing ZURZUVAE co-commercialization matters. During that discussion, Mr. Viehbacher acknowledged Sage’s rejection of the Biogen January 10 Proposal and indicated that Biogen did not plan to immediately follow up with respect to the Biogen January 10 Proposal.

On February 5, 2025, the Board held a meeting, which was also attended by Sage management and representatives of Skadden, Goldman Sachs, and Joele Frank. During the meeting, Mr. Greene provided an update on the conversation he had with Mr. Viehbacher the previous day. Mr. Shiferman provided updates on the Standstill Litigation. Mr. Benecchi and representatives of Goldman Sachs provided an overview of the ongoing strategic alternatives process, including management presentations conducted to-date and feedback received. Representatives from Goldman Sachs also updated the Board on interactions with the stockholder who had been referred to Goldman Sachs to convey their potential interest in participating in the strategic alternatives process.

On February 6, 2025, representatives of Sage gave a management presentation to representatives of Supernus. Prior to the presentation on February 5, 2025, Sage made an advance copy of the presentation available to Supernus through a virtual data room.

On February 7, 2025, representatives of Supernus had calls with representatives of Sage and Goldman Sachs, respectively, and expressed Supernus’s interest in participating in Sage’s strategic alternatives process.

On February 10, 2025, representatives of Goldman Sachs had a call with representatives of Moelis, regarding Supernus’s involvement in the strategic alternatives process.

On February 12, 2025, the Board held a meeting, which was also attended by Sage management and representatives of Skadden, WilmerHale, Goldman Sachs, and Joele Frank. During the meeting, Mr. Shiferman provided an update on the Standstill Litigation, including the status of ongoing discussions between Sage and Biogen to resolve the Standstill Litigation without the need for further litigation. Representatives of Goldman Sachs presented an update on the ongoing strategic alternatives process, including management presentations conducted to-date, feedback received, and upcoming management presentations. As previously requested by the Board, representatives of Goldman Sachs then reviewed its preliminary financial analysis of Sage potentially seeking to repurchase rights to ZURZUVAE from Biogen using various illustrative forecast scenarios prepared by Sage’s management, including a revised version of the September 2024 Elevate Projections (the “February 2025 Elevate Projections”), which is discussed further in the section below captioned “—Certain Financial Projections.”

On February 18, 2025, representatives of Goldman Sachs had a follow-up call with representatives of Moelis regarding Supernus’s involvement in the strategic alternatives process.

On February 19, 2025, a representative of Party A spoke with Mr. Kasten and mentioned that Party A was not interested in participating further in Sage’s strategic alternatives process.

Also on February 19, 2025, representatives of Goldman Sachs had a follow-up call with representatives of Party C regarding its continued involvement in the strategic alternatives process, during which call the representatives of Party C confirmed that they remained interested in pursuing a transaction involving Sage.

Also on February 19, 2025, the Board held a meeting, which was also attended by Sage management and representatives of Skadden, WilmerHale, Goldman Sachs, and Joele Frank. During the meeting, representatives of Goldman Sachs updated the Board on interactions with the stockholder who had been referred to Goldman Sachs to convey their potential interest in participating in the strategic alternatives process, noting this stockholder appeared unlikely to be interested in pursuing an acquisition and unlikely to enter into a confidentiality agreement on terms that Sage had required from other participants in the process. Mr. Shiferman also provided an update on the Standstill Litigation, including the status of ongoing discussions between Sage and Biogen to resolve the Standstill Litigation without the need for further litigation. During this conversation, the Board indicated its alignment in resolving the Standstill Litigation. Representatives of Goldman Sachs then updated the Board on Sage’s strategic alternatives process, including an overview of parties who continued to express interest or had declined to further participate in the strategic alternatives process and the list of parties from whom Goldman Sachs was awaiting a response. Representatives of Goldman Sachs also discussed with the Board proposed next steps, including providing limited data room access to parties who had confirmed interest to keep the process moving forward, and the Board confirmed its alignment with the proposed next steps.

On February 20, 2025, representatives of Goldman Sachs had a follow-up call with representatives of Party B’s financial advisor regarding Party B’s continued involvement in the strategic alternatives process, during which call the representatives of Party B’s financial advisor confirmed that Party B remained interested in pursuing a transaction involving Sage.

Also on February 20, 2025, representatives of Goldman Sachs had a follow-up call with representatives of Party A in which Party A conveyed concerns over cash requirements associated with ZURZUVAE as the reason for no longer participating in Sage’s strategic alternatives process.

On February 21, 2025, at the instruction of Sage’s management, representatives of Goldman Sachs engaged with the Lead Royalty Financing Counterparty to assess whether it would be interested in providing financing that Sage could deploy as part of a potential offer to reacquire rights to ZURZUVAE from Biogen. The representative of the Lead Royalty Financing Counterparty informed Goldman Sachs that it was likely to only be able to finance such a proposal up to $250 million and would require two seats on the Board in connection with such financing.

On February 24, 2025, Mr. Greene received an email from the Chief Executive Officer of Party A in which Party A conveyed that while they were no longer interested in a whole-company acquisition of Sage, they may be interested in pursuing a transaction outside of Sage’s strategic alternatives process. It was not clear from the email what type of potential transaction or relationship would be proposed by Party A.

On February 25, 2025, the Board held a meeting, which was also attended by Sage management and representatives of Skadden, Goldman Sachs, and Joele Frank. During the meeting, the Board was updated on interactions with the stockholder who had been referred to Goldman Sachs to convey their potential interest in participating in the strategic alternatives process, in particular that the stockholder had not made a determination as to whether or not to move forward in the process by executing a confidentiality agreement. The representatives of Goldman Sachs then discussed their conversation with representatives of Party A on February 20, 2025, and Mr. Greene updated the Board on the email he received from Party A’s Chief Executive Officer on February 24, 2025. The Board instructed Mr. Greene to continue to engage with Party A to further evaluate its interest. Mr. Shiferman also presented an update on the Standstill Litigation, including that Sage and Biogen had aligned on terms to resolve the Standstill Litigation without the need for further litigation, which terms were in alignment with the Board’s prior instruction. The Board confirmed its alignment with proceeding with a resolution of the Standstill Litigation. Representatives of Goldman Sachs then reviewed its preliminary financial analyses of Sage’s potential proposal to repurchase ZURZUVAE from Biogen.

Also on February 25, 2025, Sage provided Supernus, Party B and Party C with access to a preliminary virtual data room containing non-public information regarding Sage.

On February 26, 2025, Mr. Kasten had a conversation with a representative of Party A during which the representative of Party A noted that Party A remained interested in Sage’s pipeline portfolio and any potential ex-US rights to ZURZUVAE but was not interested in commercializing ZURZUVAE in the U.S. Following this conversation and until May 29, 2025, representatives of Sage and Party A regularly spoke regarding the potential for Party A to submit a proposal for a transaction involving either Sage’s pipeline portfolio or ex-US rights to ZURZUVAE. As part of these conversations, Sage’s representatives frequently reminded Party A of Sage’s ongoing strategic alternatives process and the importance of Party A executing quickly if it wished to present a proposal for a potential transaction. Sage’s management regularly updated the Board on the status of these discussions. Party A did not ultimately submit a proposal for a transaction.

Also on February 26, 2025, representatives of Goldman Sachs had a follow-up call with representatives of Party B’s financial advisor regarding the strategic alternatives process.

On February 28, 2025, a representative of Party D, a global pharmaceutical company, contacted a representative of Goldman Sachs to request that Party D be invited to participate in Sage’s strategic alternatives process and inquired about the status of the process.

On March 4, 2025, representatives of Goldman Sachs had a follow-up call with representatives of Party C regarding their continued interest in the strategic alternatives process.

During this time, following their prior outreach, representatives of Goldman Sachs shared a draft confidentiality agreement with representatives of the stockholder who had been referred to Goldman Sachs to convey their potential interest in participating in the strategic alternatives process. This stockholder did not respond to the draft confidentiality agreement or further request to participate in the strategic alternatives process.

On March 5, 2025, the Board held a meeting, which was also attended by Sage management and representatives of Skadden, WilmerHale, Goldman Sachs, and Joele Frank. At the meeting, Mr. Shiferman provided an update on the final terms of a stipulation, proposed order, and final judgment to be filed later that day to make permanent the Biogen TRO Order without the need for further litigation. Representatives of Goldman Sachs updated the Board that Sage’s draft confidentiality agreement had been shared with the stockholder who had been referred to Goldman Sachs to convey their potential interest in participating in the strategic alternatives process, but that the stockholder had not responded. The Board discussed the request from Party D on February 28th to participate in the strategic alternatives process and requested further analysis from management and Goldman Sachs on this topic at the next meeting. Representative of Goldman Sachs then provided updates on Sage’s strategic alternatives process, including an overview of the recent engagement with Supernus, Party B and Party C, during which each party had reaffirmed its interest in a potential strategic transaction involving Sage, the recent conversation with Party A, and the status of ongoing due diligence efforts. The representatives of Goldman Sachs noted that one other company that was contacted by Sage in late January 2025 was still assessing Sage’s fit within its overall strategic priorities, but that each of the 10 other counterparties contacted between late January 2025 and early February 2025 had indicated that they were not interested in a strategic transaction involving Sage. Representatives of Goldman Sachs reviewed with the Board certain potential strategic alternatives available to Sage. Representatives of Goldman Sachs then discussed proposed next steps to advance the strategic alternatives process, including potential timing for ongoing due diligence and requests for bids, and continued discussion of engaging with Party D in response to its outreach.

On March 6, 2025, Sage and Biogen agreed to resolve the Standstill Litigation in the Delaware Court of Chancery, and the Delaware Court of Chancery entered a final permanent injunction to enforce the Biogen TRO Order.

On March 12, 2025, the Board held a meeting, which was also attended by Sage management and representatives of Skadden, WilmerHale, Goldman Sachs, and Joele Frank. Representatives from Goldman Sachs discussed with the Board updates on Sage’s strategic alternatives process, including an overview of recent engagement with Supernus, Party B and Party C, and the status of ongoing due diligence with these parties. The Board then discussed the February 28th request from Party D to be invited to participate in Sage’s strategic alternatives process and instructed management and Goldman Sachs to extend this invitation. Representatives of Goldman Sachs then discussed with the Board a certain strategic alternatives that could potentially become available to Sage in light of ongoing discussions with third parties: a whole company sale, a sale of Sage’s pipeline to Party A and simultaneous sale of ZURZUVAE to a third party, Sage continuing to partner on ZURZUVAE with Biogen and entering into a collaboration with Party A, and reacquiring the rights to ZURZUVAE from Biogen and simultaneously entering into a collaboration with Party A.

On March 14, 2025, a representative of Goldman Sachs spoke with a representative of Party D and invited Party D to participate in Sage’s strategic alternatives process and to receive a management presentation from Sage, subject to the execution of a confidentiality agreement. Following this conversation, a draft confidentiality agreement was shared with Party D.

Also on March 14, 2025, Sage responded to a series of initial diligence questions from Supernus.

On March 17, 2025, a representative of Party E, a biotechnology royalty aggregator company, contacted Mr. Greene. The representative of Party E informed Mr. Greene that Party E had been contacted by one of Sage’s stockholders encouraging Party E to participate in Sage’s strategic alternatives process. In subsequent discussions with Mr. Greene, the representative of Party E proposed a transaction that would involve the acquisition of Sage, with the potential for a spinoff of a private company holding Sage’s pipeline assets, Sage opting out of its rights to ZURZUVAE under the Biogen Collaboration Agreement (converting the 50-50 profit-sharing collaboration into an ongoing royalty payable by Biogen to Sage), Party E providing Sage’s stockholders with a publicly-traded contingent value right tied to the royalty paid by Biogen, and a distribution of Sage’s net cash to Sage’s stockholders (collectively, the “CVR/Pipeline Spinoff Proposed Transaction”).

Also on March 17, 2025, representatives of Sage gave a management presentation to representatives of Party A.

On March 19, 2025, the Board held a meeting, which was also attended by Sage management and representatives of Skadden and Goldman Sachs. During the meeting, representatives from Goldman Sachs discussed with the Board the status of Sage’s strategic alternatives process and potential timing for the delivery of a process letter to the counterparties that remained interested in a whole company strategic transaction and potential timing for requesting proposals.

On March 20, 2025, a representative of Party B informed Goldman Sachs that it was no longer interested in participating in Sage’s strategic alternatives process.

On March 21, 2025, Party D provided a revised draft of the confidentiality agreement. The parties continued to negotiate the confidentiality agreement and it was subsequently executed on March 26, 2025. The standstill provision by which Party D was bound ceased to be effective upon the announcement of the Transactions.

Also on March 21, 2025, representatives of Goldman Sachs had a call with representatives of Moelis regarding Supernus’s ongoing involvement in the strategic alternatives process.

On March 25, 2025, representatives of Goldman Sachs had a call with representatives of Party C regarding Party C’s ongoing involvement in the strategic alternatives process.

Beginning on March 25, 2025 and through April 12, 2025, Sage provided a series of responses to due diligence requests from Party C.

On March 27, 2025, the Board held its regularly scheduled quarterly meeting, which was attended by representatives of WilmerHale and Sage management and portions of which were also attended by representatives of Skadden and Goldman Sachs. Sage management discussed with the Board financial forecast scenarios, including the January 2025 Budget Projections, the January 2025 Management Projections and the February 2025 Elevate Projections (each of which is defined and described in detail in the section below captioned “ —Certain Financial Projections”). Representatives of Goldman Sachs discussed with the Board updates on Sage’s strategic alternatives process and engagements with Supernus, Party C and Party D, noting that Party B had informed them that it was no longer interested in participating in Sage’s strategic alternatives process. The Board discussed the potential timeline and next steps for the strategic alternatives process, including the timing to deliver process letters to counterparties and timing for the submission of proposals.

Later that day on March 27, 2025, Sage provided Party D with access to a virtual data room containing non-public information regarding Sage.

Also on March 27, 2025, representatives of Goldman Sachs had a call with representatives of Moelis regarding Supernus’s ongoing involvement in the strategic alternatives process.

On March 29, 2025, a member of the board of directors of a private pharmaceutical company contacted a member of the Board to express interest in a potential reverse merger transaction involving Sage.

On April 1, 2025, at the direction of the Board, representatives of Goldman Sachs sent process letters to both Supernus and Party C requesting that preliminary non-binding written indications of interest for a potential acquisition of Sage be submitted to Goldman Sachs by no later than noon on April 21, 2025.

On April 3, 2025, at the direction of the Board, representatives of Goldman Sachs sent a process letter to Party D requesting that a preliminary non-binding written indication of interest for a potential acquisition of Sage be submitted to Goldman Sachs by no later than noon on April 21, 2025.

Between April 5, 2025 and April 11, 2025, representatives of Goldman Sachs had meetings with Party E to discuss its interest in a potential transaction involving Sage. During the conversation on April 5, 2025, the representatives of Party E reviewed at a high level the CVR/Pipeline Spinoff Proposed Transaction and Party E’s business strategy.

On April 7, 2025, Sage executed a confidentiality agreement specific to Sage’s strategic alternatives process with Party E, which included a standstill provision that ceased to be effective upon the execution of the Merger Agreement and the announcement of the Transactions.

On April 8, 2025, representatives of Goldman Sachs had a call with representatives of Moelis regarding Supernus’s ongoing involvement in the strategic alternatives process.

Between April 8, 2025 and May 14, 2025, Sage responded to various due diligence requests submitted by Party D.

On April 9, 2025, at the direction of the Board, representatives of Goldman Sachs sent a process letter to Party E requesting that a preliminary non-binding written indication of interest for a potential acquisition of Sage be submitted to Goldman Sachs by no later than noon on April 21, 2025.

Also on April 9, 2025, the Board held a meeting, which was also attended by Sage management and representatives of Skadden and Goldman Sachs. During the meeting, representatives from Goldman Sachs provided their perspectives on market dynamics and the potential impact on Sage’s strategic alternatives process. Representatives of Goldman Sachs discussed with the Board the terms of the CVR/Pipeline Spinoff Proposed Transaction and updated the Board on interactions with Party E. The Board requested that Sage and its advisors seek additional clarity on the economic and legal structure aspects of the CVR/Pipeline Spinoff Proposed Transaction. Representatives from Goldman Sachs then discussed with the Board other updates on Sage’s strategic alternatives process. The Board also discussed the initial potential interest conveyed by the private pharmaceutical company to a member of the Board on March 29, 2025 with respect to a potential reverse merger transaction, including that such a transaction was unlikely to be desirable for Sage given the significant funding required to advance the counterparty’s programs and the fact that the private pharmaceutical company had been actively pursuing other reverse merger partners without success to date. After discussion, the Board determined that communications between Mr. Greene and the CEOs of Supernus and Party C, respectively, should be pursued.

On April 10, 2025, representatives of Sage gave a management presentation to representatives of Party E.

On April 11, 2025, Sage provided Party E with access to a virtual data room containing non-public information regarding Sage.

Around this time, Mr. Greene spoke with the Chief Executive Officer of Party E. During this conversation, Party E indicated that it was not likely to include any upfront payment as part of its proposal, but that Party E might be willing to provide some investment into a newly-formed spinoff entity focused on the development of Sage’s pipeline portfolio.

On April 15, 2025, Mr. Greene and Mr. Khattar spoke regarding Supernus’s ongoing involvement in Sage’s strategic alternatives process. During the conversation, Mr. Khattar inquired about Sage’s ongoing collaboration with Biogen, potential synergies between Sage and Supernus, and potential confirmatory due diligence that Mr. Khattar indicated would be necessary following the April 21st bid deadline. Mr. Khattar further indicated that Supernus was likely to submit a bid on April 21st, subject to confirmatory due diligence. Following this conversation, Mr. Greene emailed Mr. Khattar on April 16, 2025 reiterating that Sage and Supernus could work together to identify synergies and discuss Supernus’s diligence questions after the April 21st bid deadline.

On April 16, 2025, representatives of Goldman Sachs spoke with Party C regarding the upcoming April 21, 2025 bid deadline. During the conversation, Party C informed Goldman Sachs that Party C would not submit a proposal by the April 21st bid deadline. Party C noted its continued interest in an acquisition of ZURZUVAE and its perceived challenges with a whole company acquisition, including the cost of a potential winddown or spinout of Sage’s pipeline product candidates. The representative of Party C indicated that it may submit a ZURZUVAE asset purchase proposal to Sage sometime during the following week, but that such proposal would not be submitted by the April 21st bid deadline.

Also on April 16, 2025, the Board held a meeting, which was also attended by Sage management and representatives of Skadden, WilmerHale, Goldman Sachs, and Joele Frank. During the meeting, Mr. Greene provided an update on his April 15th phone call with Mr. Khattar. Representatives of Goldman Sachs provided an update on their conversation with Party C, which had taken place just before the Board meeting. Representatives of Goldman Sachs also provided an update on Party D, noting that Party D and its advisors continued to be active in Sage’s virtual data room. Representatives of Goldman Sachs then provided updates with respect to Party E, noting the April 10, 2025 management presentation and recent call between Mr. Greene and the Chief Executive Officer of Party E. Representatives from Goldman Sachs and members of Sage’s management then discussed an alternative approach whereby Sage would exercise its opt-out rights under the Biogen Collaboration Agreement and structure a transaction that was similar to the CVR/Pipeline Spinoff Proposed Transaction, without Party E’s involvement and the corresponding 15% economic leakage to Party E. Representatives of Goldman Sachs and Sage’s management discussed with the Board the potential of pairing a pipeline transaction involving Party A with a ZURZUVAE transaction involving Party E or Party C, depending on the nature of any proposals received on April 21st. Representatives of Goldman Sachs then discussed with the Board various scenarios following the April 21st bid deadline depending on the nature of the bids received, including the potential sequence and timing of counteroffers, the potential for Sage to offer to repurchase ZURZUVAE rights from Biogen, and other alternatives. Representatives of Goldman Sachs then discussed with the Board various considerations related to Sage’s royalty opt-out rights under the Biogen Collaboration Agreement and revisited with the Board prior analysis of a potential repurchase of ZURZUVAE rights from Biogen, including upfront payments, royalties and other financial terms that would need to be formulated in order to make an offer for such a transaction, as well as financing alternatives for Sage in funding such a transaction. The Board discussed that next steps would be driven by the details of any bids received the following week.

On April 16, 2025 and April 17, 2025, representatives of Sage provided responses to certain due diligence requests from Party E.

Also on April 16, 2025, Sage uploaded a capitalization file into the virtual data room, which showed a fully diluted capitalization of Sage as of April 15, 2025, equal to approximately 71 million Shares, including all outstanding options, regardless of exercise price and assuming all performance based restricted stock units vest at their maximum levels of achievement.

On or around April 17, 2025, Sage provided Supernus and Party E with certain financial information, including projected ZURZUVAE revenue for fiscal years 2025 to 2043, described further in the in the section below captioned “ —Certain Financial Projections.”

On April 21, 2025, Mr. Khattar spoke with Mr. Greene ahead of Supernus submitting a non-binding indication of interest to acquire Sage.

On April 21, 2025, Sage received three non-binding proposals:

•

Supernus submitted a non-binding letter of interest to acquire all of the outstanding Shares of Sage for an upfront payment of $8.00 per Share in cash, one contingent value right per Share representing the right to receive $1.00 in cash payable upon Supernus booking annual net sales of ZURZUVAE of $250 million by December 31, 2027, and one contingent value right per Share representing the right to receive $1.00 in cash payable upon Supernus booking annual net sales of ZURZUVAE of $350 million by December 31, 2028 (the “Supernus April 21 Proposal”). Supernus’s non-binding letter of interest indicated that Supernus expected to be able to complete due diligence in four to six weeks and would work on a definitive agreement in parallel. The Supernus April 21 Proposal indicated an assumed fully diluted share count of approximately 65.7 million Shares.

•

Party D submitted a non-binding offer to acquire all of the outstanding Shares of Sage for $8.25 per Share in cash (the “Party D April 21 Proposal”). The Party D April 21 Proposal indicated an assumed fully diluted share count of approximately 65.2 million Shares.

•

Party E submitted a non-binding offer for a transaction that would be structured in a manner consistent with the CVR/Pipeline Spinoff Proposed Transaction, whereby (i) Sage would exercise its opt-out of its rights under the Biogen Collaboration Agreement, converting the 50-50 profit-sharing collaboration into an ongoing royalty payable by Biogen to Sage; (ii) Sage would contribute its research and development assets and a portion of its personnel, alongside $100 million from Sage’s cash to a newly-formed pipeline company; (iii) Sage’s stockholders would receive a distribution of a portion of Sage’s cash equal to approximately $5.40 per Share in cash, a publicly traded contingent value right representing: (a) 85% of all ZURZUVAE milestone and royalty payments (except the first milestone, which would be used to help fund the newly-formed pipeline company) payable semi-annually, and (b) a ratable interest in 75% of the newly-issued shares of the pipeline company, which would deliver net proceeds from any monetization of the newly-formed pipeline company within the first three years and would distribute shares of the newly-formed pipeline company in the event it went public within three years of the spinoff; and (iv) Party E would receive 15% of all ZURZUVAE royalties and milestones (except the first milestone), a 5% synthetic royalty on any assets developed by the newly-formed pipeline company and 10% warrant coverage in the newly formed pipeline company (the “Party E April 21 Proposal”). Party E’s non-binding offer indicated that it would require further confirmatory due diligence and work between the parties to structure the opt-out of Sage’s rights under the Biogen Collaboration Agreement and establish the new pipeline company. The non-binding offer indicated that, upon entry into exclusivity with Party E, Party E expected to be able to complete due diligence and work on definitive agreements in parallel. The Party E April 21 Proposal indicated an assumed fully diluted share count of approximately 64.8 million Shares.

Following receipt of the Party D April 21 Proposal and at the direction of Sage’s management, a representative of Goldman Sachs contacted Party D to inform Party D that based on the other offers received, Goldman Sachs expected that, following Board review, Sage was likely to move in a different direction. During this call, the representative of Party D expressed continued interest in remaining in the strategic alternatives process and indicated that Party D could potentially adjust its proposal following receipt of specific guidance.

On April 22, 2025, representatives of Goldman Sachs had a call with representatives of Moelis to discuss the Supernus April 21 Proposal.

On April 23, 2025, representatives of Goldman Sachs had a call with Party C to assess their continued interest in a potential transaction involving ZURZUVAE.

Also on April 23, 2025, the Board held a meeting, which was also attended by Sage management and representatives of Skadden, WilmerHale, Goldman Sachs, and Joele Frank. During the meeting, representatives from Goldman Sachs reviewed the terms of the Supernus April 21 Proposal, the Party D April 21 Proposal and

the Party E April 21 Proposal, including the structure of each offer, proposed timing, upfront and contingent consideration, contingencies, including confirmatory due diligence and the implied enterprise valuation for Sage represented by each offer. Representatives from Goldman Sachs also discussed with the Board Sage’s option to exercise its opt-out rights under the Biogen Collaboration Agreement, without the involvement of Party E or any third party, including the distribution of cash on hand to existing stockholders following an exercise of such opt-out rights and potential options for Sage’s pipeline assets. During the conversation, it was noted that Party D’s current proposal represented the lowest implied enterprise valuation of Sage as compared to all other proposals, and representatives of Goldman Sachs discussed their conversation with representatives of Party D following submission of the Party D April 21 Proposal. Representatives from Goldman Sachs and Skadden also discussed with the Board aspects of the Party E April 21 Proposal that would require further clarification in order to assess potential reductions to the consideration available for Sage’s stockholders and legal constraints that could affect timing for completion, and the Board requested that Sage’s advisors seek further clarification from Party E. The Board discussed next steps with its advisors and authorized representatives of Goldman Sachs to convey a proposed counteroffer to Supernus and Party D involving upfront consideration of at least $10.25 per share and contingent value rights up to an additional $5.00 per share based on milestones tied to approval of zuranolone in Japan for the treatment of MDD, commercial revenue targets for ZURZUVAE in the U.S., and developmental goals associated with Sage’s pipeline product candidates. The Board then further discussed other potential strategic alternatives available to Sage, including the potential to seek to reacquire the rights to ZURZUVAE from Biogen, exercise Sage’s opt-out rights under the Biogen Collaboration Agreement without Party E, and spinout rights to all or some of Sage’s pipeline assets.

On April 25, 2025, at the direction of the Board, representatives of Goldman Sachs shared the terms of a proposed counteroffer with Moelis for the acquisition of all outstanding Shares of Sage for an upfront payment of $10.25 per Share in cash and one contingent value right per Share representing the right to receive $2.00 in cash upon zuranolone regulatory approval in Japan for the treatment of MDD, $1.00 in cash upon total ZURZUVAE U.S. sales exceeding $325 million, $1.00 in cash upon total ZURZUVAE U.S. sales exceeding $450 million and $1.00 in cash upon the initiation of a Phase 2 clinical trial for any of Sage’s pipeline drug candidates (the “Sage April 25 Counteroffer”). The representative of Moelis indicated that Supernus would consider the Sage April 25 Counteroffer. The representative of Goldman Sachs indicated that Sage had received acquisition proposals from other parties and requested that Supernus submit a revised bid by May 5, 2025.

Also on April 25, 2025, at the direction of the Board, representatives of Goldman Sachs shared the Sage April 25 Counteroffer with representatives of Party D. The representative of Party D indicated that it would consider the Sage April 25 Counteroffer. The representative of Party D requested that Sage facilitate more in-depth due diligence regarding topics of importance to Party D. The representative of Goldman Sachs requested that Party D submit a revised bid by May 5, 2025.

During the weekend of April 26 and 27, 2025, representatives of Sage met with representatives of a European pharmaceutical company who expressed interest in Sage’s pipeline candidates but did not indicate how quickly they would be prepared to progress a potential transaction and did not make any specific proposals.

Also on April 28, 2025, Party C submitted a non-binding proposal for the acquisition of all of Sage’s interest in ZURZUVAE for an upfront payment of $200 million and net sales milestones totaling $265 million (the “Party C April 28 Proposal”).

On April 30, 2025, representatives of Goldman Sachs had a follow-up call with Party C to discuss the Party C April 28 Proposal, including the proposed structure, timing expectations and diligence requests.

Also on April 30, 2025, Moelis sent Goldman Sachs a list of due diligence questions and requests on behalf of Supernus. Between April 30, 2025 and the execution of the Merger Agreement on June 13, 2025 and as described further below, Supernus would continue to submit additional due diligence questions and requests and Sage would provide answers and responsive materials. Additionally, during that time and as described further below Sage and Supernus conducted a series of due diligence calls and meetings to discuss various topics.

On April 30, 2025, the Board held a meeting, which was also attended by Sage management and representatives of Skadden, Goldman Sachs, and Joele Frank. During the meeting, Mr. Greene updated the Board on Sage’s first quarter earnings call and the feedback received from investors. Representatives from Goldman Sachs discussed with the Board recent engagement with Supernus, Party D and Party E and noted that the Sage April 25 Counteroffer had been communicated to both Supernus and Party D and that revised bids were requested by May 5, 2025. Representatives of Goldman Sachs then discussed initial responses from both Supernus and Party D following communication of the Sage April 25 Counteroffer, including that Party D had requested more in depth due diligence regarding topics of importance to Party D. Representatives of Goldman Sachs then discussed with the Board the Party C April 28 Proposal, including a comparison of the implied upfront value of the Party C April 28 Proposal to the other proposals received by Sage and to the Sage April 25 Counteroffer. The Board requested that Sage continue to engage with Party C. The Board also discussed the possibility of proposing a buyback of ZURZUVAE rights under the Biogen Collaboration Agreement following the receipt of revised proposals on May 5th.

On May 1, 2025, representatives of Goldman Sachs had a follow-up call with Party E to discuss the Party E April 21 Proposal, including timing expectations and diligence requests.

On May 1, 2025, Moelis informed Goldman Sachs that Supernus’s acceptance of the Sage April 25 Counteroffer was unlikely, but that Supernus would need additional time beyond May 5, 2025, to provide an informed response to the Sage April 25 Counteroffer.

On May 2, 2025, representatives of Sage held a due diligence call with representatives of Party D to discuss due diligence matters.

On May 2, 2025 and May 3, 2025, representatives of Skadden and Goldman Sachs had conversations with Party E’s outside counsel. During these conversations, representatives of Party E’s outside counsel confirmed that Party E expected the transaction structure would hold back cash otherwise distributable to Sage’s stockholders in an amount sufficient to cover contingent liabilities at Sage, and that further due diligence would be needed for Party E to propose the amount of such a holdback.

On May 4, 2025 and May 5, 2025, Sage provided Supernus and Party D, respectively, with a capitalization file, which showed a fully diluted capitalization of Sage as of April 30, 2025 equal to approximately 71.6 million Shares, including all outstanding options, regardless of exercise price and assuming all performance based restricted stock units vest at their maximum levels of achievement.

On May 5, 2025, Party D submitted a revised non-binding indication of interest to acquire all of the outstanding Shares of Sage for an upfront payment of $9.00 per Share in cash and one contingent value right per Share representing the right to receive $2.00 in cash upon annual net sales of ZURZUVAE in the U.S. in a calendar year first equaling or exceeding $450 million and $2.00 in cash upon annual net sales of ZURZUVAE in the U.S. in a calendar year first equaling or exceeding $700 million (the “Party D May 5 Proposal”). Party D’s non-binding offer continued to indicate that Party D was prepared to work at an expedited pace to reach agreement and would work on a definitive agreement in parallel. The Party D May 5 Proposal indicated an assumed fully diluted share count of approximately 66.6 million Shares.

On May 7, 2025, Mr. Khattar called Mr. Greene to indicate that Supernus would be providing a revised bid. Mr. Khattar provided context for the Supernus bid and indicated that while Supernus appreciated the diligence provided and Sage’s engagement, the terms of the Sage April 25 Counteroffer almost caused Supernus to not re-bid. Mr. Khattar indicated that Supernus was stretching to provide its revised bid and that Supernus would not be able to increase its offer further. Following this call, Supernus submitted a revised non-binding indication of interest to acquire all of the outstanding Shares of Sage for an upfront payment of $8.50 per Share in cash and one contingent value right per Share representing the right to receive $1.00 in cash payable upon Supernus booking annual net sales of ZURZUVAE of $200 million by December 31, 2027, $1.00 in cash payable upon Supernus booking annual net sales of ZURZUVAE of $300 million by December 31, 2028, $1.00 in cash payable upon Supernus booking annual net sales of ZURZUVAE of $400 million by December 31, 2030, and $0.50 in cash upon zuranolone regulatory approval in Japan for the treatment of MDD by December 31, 2025 (the “Supernus May 7 Proposal”). The Supernus May 7 Proposal indicated an assumed fully diluted share count of approximately 66.5 million Shares.

On May 7, 2025, the Board held a meeting, which was also attended by Sage management and representatives of Skadden, WilmerHale, Goldman Sachs, and Joele Frank. During the meeting, representatives of Goldman Sachs summarized the terms of the Party D May 5 Proposal and the Supernus May 7 Proposal, including proposed upfront consideration and contingent value rights based on various milestones described in each proposal. As part of this discussion, Mr. Greene updated the Board on his call with Mr. Khattar in which Supernus indicated it was not likely to be able to increase its offer beyond the terms in the Supernus May 7 Proposal. Representatives of Goldman Sachs then led a discussion on potential next steps for Party D and Supernus, Representatives of Goldman Sachs also reviewed considerations associated with the other strategic alternatives evaluated by the Board. Representatives from Goldman Sachs and Skadden then discussed the general timeline for a strategic transaction. The Board confirmed its alignment with the proposed messaging and counterproposal to be conveyed to Party D as well as delaying further engagement with Supernus pending feedback from Party D on the counterproposal. As part of these discussions, the Board also discussed potential structures for separating Sage’s pipeline assets in connection with a sale of Sage to a counterparty (if such a separation were acceptable to a counterparty), noting the execution risks and adverse impact to timing. Mr. Greene also discussed risks associated with Sage exercising its opt-out rights under the Biogen Collaboration Agreement.

On May 8, 2025, at the direction of the Board, Goldman Sachs shared the terms of a proposed counteroffer with Party D for the acquisition of all outstanding Shares of Sage for an upfront payment of $9.50 per Share in cash and one contingent value right per Share representing the right to receive $2.00 in cash upon annual net sales of ZURZUVAE in the U.S. in a calendar year first equaling or exceeding $450 million, $2.00 in cash upon annual net sales of ZURZUVAE in the U.S. in a calendar year first equaling or exceeding $700 million, and $0.50 in cash upon zuranolone regulatory approval in Japan for the treatment of MDD (the “Sage May 8 Counteroffer”).

On May 9, 2025, representatives of Sage had a due diligence call with representatives of Party D to further discuss due diligence matters.

Later that day on May 9, 2025, representatives of Party D contacted Goldman Sachs to convey that Party D could potentially reach alignment on the terms of the Sage May 8 Counteroffer, subject to satisfactory completion of due diligence.

On May 10, 2025 and May 11, 2025, representatives of Skadden had calls with Party D’s outside counsel to further discuss due diligence matters.

On May 11, 2025, the Compensation Committee of the Board held a meeting, which was also attended by Sage management and representatives of Skadden. During the meeting, Sage management and representatives of Skadden discussed with the Compensation Committee potential change of control compensation decisions that would need to be addressed in the event Sage could successfully negotiate a transaction with any of the parties remaining in the strategic alternatives process, including proposed amendments to the severance and change in control agreements for members of Sage’s management team, how the performance restricted stock units held by members of Sage’s management team would vest in the event of a change of control, the analysis of the impact of Internal Revenue Code Sections 280G and 4999 on certain payments expected to be made to Sage’s management team members in the event of a change in control (and the cost of a potential gross-up arrangement), and the implementation of a non-executive transaction bonus pool. No determination was made by the Compensation Committee at this meeting related to these matters.

On May 13, 2025, at the direction of Sage’s management, representatives of Goldman Sachs communicated to both Supernus and Party C that they each needed to increase the price of their prior offers, but that Sage was prepared to allow them to proceed to full diligence on an accelerated pace. The representatives of Supernus indicated a desire to continue proceeding with diligence and were told they would be provided with immediate access to a broader virtual data room containing additional confirmatory materials. The representatives of Party C indicated that they planned to connect internally before reaching out to Goldman Sachs to confirm a desire to proceed with further diligence, and subsequently contacted Goldman Sachs indicating a desire to proceed with further diligence and requesting access to the virtual data room.

That same day, representatives of Party D contacted Goldman Sachs to convey that Party D continued to evaluate due diligence topics of importance to Party D.

On May 14, 2025, as discussed between Goldman Sachs and Supernus, Sage provided Supernus with access to a broader virtual data room containing additional confirmatory materials.

On May 14, 2025, the Board held a meeting, which was also attended by Sage management and representatives of Skadden, Goldman Sachs, and Joele Frank. During the meeting, the Board discussed with its advisors updates on interactions with each of Supernus, Party D, Party C and Party E, including that representatives of Party D had confirmed that Party D could potentially reach alignment on the terms of the Sage May 8 Counteroffer, subject to satisfactory completion of due diligence. Sage’s advisors discussed with the Board the ongoing due diligence being conducted by Party D. Representatives of Goldman Sachs then discussed proposed next steps for Supernus, Party C, and Party E, including reviewing options, potential messaging, timing, and key considerations. As part of this discussion, representatives of Goldman Sachs reviewed the terms of the Supernus May 7 Proposal, as compared to the latest proposals from Party D, Party C, and Party E, and discussed potential next steps, pending the outcome of ongoing discussions with Party D. Sage’s management discussed the May 2025 Projections (which is defined and discussed further in the section below captioned “ —Certain Financial Projections”). Representatives of Goldman Sachs then presented analysis based on these projections prepared by Sage’s management. Sage’s management and representatives of Goldman Sachs then discussed with the Board potential standalone alternatives, including one where Sage focused on the commercialization of ZURZUVAE and another where Sage exercised its opt-out rights under the Biogen Collaboration Agreement, without the involvement of Party E or any third party, and distributed cash on hand to existing stockholders. Representatives of Goldman Sachs and management discussed the risks and uncertainties associated with each potential standalone alternative, including risks and uncertainties associated with future capital needs, the winddown of Sage’s pipeline assets, retention challenges, potential reorganization costs, and potential actions that might be pursued by Biogen under each potential standalone alternative for Sage. Representatives of Goldman Sachs then provided additional feedback regarding the latest discussions with Party D and the proposed approach for follow-up with Party D and other counterparties, pending feedback from Party D. The Board confirmed its alignment with the proposed messaging and approach.

On May 15, 2025, representatives of Goldman Sachs and Party D had a call during which the representative of Party D informed Goldman Sachs that it was no longer interested in moving forward in the strategic alternatives process at this time and referenced due diligence matters as having impacted Party D’s decision.

Following this communication by Party D, Sage terminated Party D’s access to the virtual data room and requested that Party D destroy all confidential information shared with it during the strategic alternatives process.

On May 15, 2025, representatives of Goldman Sachs spoke with Party C to discuss the Party C April 28 Proposal. During the conversation, a representative of Goldman Sachs conveyed Sage’s desire that Party C submit a revised proposal prior to the annual stockholders meeting and the representative of Party C indicated that Party C would require approximately 8 weeks of due diligence prior to being able to execute definitive agreements regarding a potential transaction, but that they would try to submit a proposal prior to the annual stockholders meeting.

Also on May 15, 2025, Mr. Greene spoke with Mr. Khattar to discuss timing and next steps. During the call, Mr. Greene proposed that the Sage management team visit Supernus’s office and conduct a series of in-person meetings with Supernus to help strengthen the relationship and expeditiously finalize due diligence. During this call, Mr. Greene expressed that Sage’s desire was to finalize a transaction that could be announced prior to its annual stockholders meeting on June 11, 2025 and that representatives of Goldman Sachs would follow up with Moelis on the terms of a counterproposal.

On May 16, 2025, at the direction of the Board, representatives of Goldman Sachs spoke with Moelis to discuss the Supernus May 7 Proposal. During the call, representatives of Goldman Sachs discussed with Moelis guidance from the Board that Supernus should seek to increase the Supernus May 7 Proposal to $9.50 per Share in cash upfront and a total of $3.50 per Share in cash in contingent value rights, with longer deadlines to achieve the contingent value right milestones (the “Sage May 16 Counteroffer”) and proposed that Sage and Supernus negotiate the terms of a merger agreement alongside finalizing Supernus’s due diligence.

On May 16, 2025, Mr. Kasten spoke with Mr. Roecklein to align on a series of virtual due diligence meetings during the week of May 19, 2025, followed by in-person meetings that would be scheduled to begin on May 27, 2025. During this call, Mr. Kasten also communicated Sage’s desire to announce a transaction prior to its annual stockholders meeting on June 11, 2025. Following this conversation Mr. Greene and Mr. Khattar exchanged emails on May 17, 2025 to coordinate the in-person meeting.

On May 17, 2025, representatives of Party E asked Goldman Sachs if they should continue to engage in the strategic alternatives process given that Sage had not communicated a desire to move forward with a transaction with Party E.

Later that day on May 17, 2025, the Board held a meeting, which was also attended by Sage management and representatives of Skadden and Goldman Sachs. During the meeting, representatives of Goldman Sachs discussed with the Board their conversations with Party D and Supernus, including their recent call with Moelis during which Goldman Sachs provided the Sage May 16 Counteroffer. Mr. Greene provided an update on his phone call with Mr. Khattar and Mr. Kasten provided an update on his phone call with Mr. Roecklein. Representatives of Goldman Sachs also provided an update on their conversation with representatives of Party C, during which Party C signaled that it would require approximately 8 weeks of due diligence prior to being able to execute definitive agreements regarding a potential transaction. The Board discussed with its advisors prioritizing efforts with Supernus and moving forward with Party C in parallel. Goldman Sachs updated the Board that Party E had indicated to Goldman Sachs that it was no longer actively pursuing a transaction with Sage given that Sage had not communicated a desire to move forward with a transaction with Party E. The Board considered the structure of the Party E April 21 Proposal, including the issues identified following Skadden’s and Goldman Sachs’ conversations with Party E’s outside counsel with respect to reductions to consideration available for Sage’s stockholders and other legal constraints that could affect Sage’s ability to successfully complete the transaction as proposed. Mr. Greene indicated that he planned to call Party E’s Chief Executive Officer to inform them that Sage is moving in another direction.

On the morning of May 19, 2025, Mr. Greene called Party E’s Chief Executive Officer to inform them that Sage was moving in another direction as part of the strategic alternatives process.

On May 19, 2025, Supernus sent Sage a fulsome due diligence request list, which Sage provided responses to on May 22, 2025.

Also on May 19, 2025, Skadden made available to Supernus, Moelis, and Saul Ewing LLP (“Saul Ewing”), Supernus’s legal counsel, a preliminary draft of the merger agreement, accompanying disclosure schedule and contingent value rights agreement. The preliminary draft of the merger agreement contemplated that all equity awards would be fully accelerated and cashed out at closing, with all performance based restricted stock units deemed to vest at their maximum levels of achievement.

Beginning on May 21, 2025, Sage had a series of meetings with representatives of Supernus to discuss certain due diligence questions regarding Sage, including topics relating to Sage’s research and development pipeline, Sage’s intellectual property and other legal matters, Sage’s capabilities and potential synergies between Sage and Supernus.

On May 21, 2025, the Board held a meeting, which was also attended by Sage management and representatives of Skadden, WilmerHale, Goldman Sachs, and Joele Frank. During the meeting, Goldman Sachs discussed with the Board the ongoing due diligence activities with Supernus and the fact that the draft merger agreement, disclosure schedule and contingent value rights agreement had been shared with Supernus. Mr. Greene updated the Board on his planned dinner with Mr. Khattar the following day and discussed his proposed approach and objectives for the dinner, including to discuss timing considerations and next steps to advance the process with Supernus. Representatives of Goldman Sachs updated the Board on interactions with Party C, including that Party C continued to remain active in Sage’s virtual data room and that there was a call scheduled for May 30, 2025 to discuss Sage’s collaboration with Biogen. Mr. Benecchi then led a discussion of proposed next steps in the strategic alternatives process, including internal scenario planning depending on the outcome of efforts to reach acceptable transaction terms with Supernus. It was noted that given uncertainty as to whether Supernus would ultimately be willing to proceed with a transaction on terms that were in the best interests of Sage and its stockholders, management continued to evaluate other alternatives to further the Board’s review, in particular a scenario that could include resource reallocation, a winddown of research and development activities, and a workforce reorganization, with the goal of extending Sage’s cash runway and achieving profitability from the ongoing commercialization of ZURZUVAE. Mr. Benecchi noted that Sage was advancing analysis to enable expedient implementation in the event that the Board determined that the reorganization was in the best interests of Sage and its stockholders. Mr. Greene also discussed the perspectives expressed to Sage by certain of its stockholders with respect to potential strategic alternatives. The Board confirmed its alignment with parallel preparation efforts for the reorganization as part of the ongoing strategic alternatives process.

On May 22, 2025, representatives of Goldman Sachs had a follow-up call with Moelis to discuss diligence matters and the potential transaction with Supernus.

Later that evening on May 22, 2025, Mr. Greene and Mr. Khattar met over dinner in New York City. During their meeting, Mr. Greene emphasized the importance to Sage of being able to have clarity on a potential transaction prior to Sage’s annual meeting of stockholders on June 11, 2025. Mr. Greene further noted his perspective that ZURZUVAE has increased potential with further investment beyond the historic levels that had resulted from the joint decision-making process required under the Biogen Collaboration Agreement.

On May 27, 2025, Sage and Supernus conducted an all-day in-person meeting in Rockville, MD to discuss a number of due diligence topics related to commercialization, supply chain, R&D functions, and financials.

Later that evening on May 27, 2025, the Sage and Supernus teams went out to dinner. Mr. Khattar raised a number of specific concerns to Mr. Greene regarding a potential acquisition of Sage.

On May 28, 2025, representatives of Goldman Sachs spoke with representatives of Moelis regarding Supernus’s ongoing due diligence efforts.

Later in the day on May 28, 2025, the Board held a meeting, which was also attended by Sage management and representatives of Kirkland & Ellis LLP (which had been engaged by Sage, in addition to Skadden, following the transition of the lead transactional partners from Skadden to Kirkland in May 2025) (“Kirkland”), WilmerHale, Goldman Sachs, and Joele Frank. During the meeting, Mr. Greene updated the Board on the virtual and in-person due diligence meetings held between Sage and Supernus. Mr. Greene also updated the Board on his dinners with Mr. Khattar and discussed with the Board the concerns Mr. Khattar raised during the dinner the previous evening. Representatives of Goldman Sachs also discussed with the Board the feedback they had received from Moelis. Mr. Greene then discussed with the Board that Sage continued to progress parallel preparation efforts for a standalone strategic alternative scenario that could include resource reallocation, a winddown of research and development activities, and a workforce reorganization, with the goal of extending Sage’s cash runway and achieving profitability from the ongoing commercialization of ZURZUVAE. Representatives from Goldman Sachs then provided an update with respect to Party C, including proposed next steps to help Party C reach a refined view on value. It was noted that Party C continued to move at a much slower pace than Supernus and that it remained difficult to assess their level of interest in pursuing a potential transaction. Mr. Greene further discussed with the Board his perspectives on the ongoing due diligence being conducted by Supernus and strategies for increasing the likelihood that engagement with Supernus would result in a transaction on terms that were in the best interests of Sage and its stockholders.

On May 29, 2025, and May 30, 2025, representatives of Sage had meetings with representatives of Party C to discuss certain finance due diligence questions and certain due diligence questions regarding Sage’s collaboration with Biogen.

On May 30, 2025, representatives of Goldman Sachs had a follow-up call with Moelis to discuss the potential transaction with Supernus.

On May 31, 2025, Mr. Greene had a call with Mr. Khattar to discuss the potential transaction with Supernus, including the importance of progressing Supernus’s due diligence toward completion. Mr. Greene emphasized the importance of Supernus providing a revised proposal consistent with Sage’s prior guidance, a revised merger agreement and an indication that Supernus had completed its pre-signing due diligence investigation by the end of the day on June 6th.

On June 1, 2025, Sage provided Supernus with a pro forma capitalization file, which showed a fully diluted capitalization of Sage as of June 2, 2025, equal to approximately 71.6 million Shares, including all outstanding options, regardless of exercise price and assuming all performance based restricted stock units vest at their maximum levels of achievement.

On the afternoon of June 3, 2025, representatives of Supernus’s business development team contacted Mr. Kasten identifying a list of due diligence functional meetings that were being requested by Supernus for that week and early the week of June 9th.

On June 3, 2025, in response to the email sent by Supernus’s business development team, representatives of Goldman Sachs called Moelis to discuss the due diligence requests and the impact on timing.

Also on June 3, 2025, in response to the email sent by Supernus’s business development team, Mr. Kasten called Mr. Roecklein to discuss a path forward to meet Sage’s June 6th proposed timing. Mr. Roecklein indicated that Supernus expected to submit a proposal without having completed the requested functional meetings, but that having the functional meetings would be necessary prior to signing. Mr. Roecklein also noted there were concerns that could impact Supernus’s view of valuation.

Also on June 3, 2025, Mr. Greene called Mr. Khattar to discuss the ongoing timing of a potential transaction. During the conversation, Mr. Greene reiterated Sage’s view of the June 6th proposed timing. Mr. Khattar indicated that he continued to feel positive about the possibility of a transaction, but that there remained outstanding diligence concerns. Mr. Khattar indicated that Supernus expected to submit a proposal by June 9th.

On the evening of June 3, 2025, the Compensation Committee of the Board held a meeting, which was also attended by Sage management and representatives of Kirkland and Sage’s external compensation consultant. During the meeting, Sage management discussed with the Compensation Committee potential change of control compensation decisions that would need to be addressed in the event Supernus was willing to proceed with a transaction, including proposed amendments to the severance and change in control agreements for the members of Sage’s management team, how the performance restricted stock units held by members of Sage’s management team would vest in the event of a change of control, the analysis of the impact of Internal Revenue Code Sections 280G and 4999 on certain payments expected to be made to Sage’s management team members in the event of a change in control (and the cost of a potential gross-up arrangement), and the implementation of a non-executive transaction bonus pool. Sage management indicated that the goal of the conversation was to provide the Compensation Committee with the data necessary to make a decision if Supernus did ultimately engage on a potential transaction. The Compensation Committee asked that Sage management provide additional information on which performance restricted stock unit vesting conditions would be reasonably likely to be satisfied in the future and which were not reasonably likely to be satisfied in the future, in the absence of a transaction. In addition, the Compensation Committee requested that all of the change of control compensation decisions be addressed by the full Board at an upcoming meeting.

On the morning of June 4, 2025, the Board held a meeting, which was also attended by representatives of Kirkland and Goldman Sachs. During the meeting, the Board discussed potentially implementing a standalone strategic alternative scenario focused on the commercialization of ZURZUVAE, which assumed a resource reallocation, a winddown of research and development activities, and a workforce reorganization, with the goal of extending Sage’s cash runway and achieving profitability from the ongoing commercialization of ZURZUVAE, in the event that a transaction with Supernus was not available on terms that the Board viewed as in the best interests of Sage and its stockholders, or not available at all. Mr. Greene also discussed with the Board recent interactions with Supernus, noting that Supernus was now anticipated to provide an updated proposal on June 6, 2025. Mr. Greene summarized the due diligence concerns raised by Supernus and the efforts on the part of Sage and its advisors to address these concerns. Mr. Greene noted that these concerns could cause Supernus to not agree to the economic terms most recently proposed by Sage in the Sage May 16 Counteroffer or to not bid at all. Representatives of Goldman Sachs noted that Supernus had previously conveyed that the Supernus May 7 Proposal was difficult for Supernus to get to, and that at that time, Mr. Khattar had communicated to Mr. Greene that Supernus would not be able to increase its offer further. Members of the Compensation Committee discussed with the Board the next steps requested by the committee, after its June 3, 2025 meeting with management and advisors, for management to revise its recommendations for compensation matters relevant to a potential transaction with Supernus and to present such matters for review by the Board at an upcoming meeting.

On June 5, 2025, representatives of Goldman Sachs and Moelis spoke. During this conversation, Moelis confirmed that Supernus intended to send a revised proposal on June 6th, which would include a markup of the merger agreement and the contingent value rights agreement.

That same day, Party C sent Sage a further diligence request list.

On June 6, 2025, Mr. Greene spoke to Mr. Khattar ahead of Supernus formally providing an updated non-binding indication of interest to discuss Supernus’s proposal. During the conversation, Mr. Khattar indicated that Supernus was prepared to move quickly but that there were many confirmatory items that Supernus would need before signing. Mr. Greene attempted to further negotiate the terms of the Supernus June 6 Proposal (as defined below) and Mr. Khattar indicated that Supernus’s board of directors was not supportive of a further increase to the Supernus June 6 Proposal, and as a result, Supernus would not be able to further improve its offer.

On June 6, 2025, Supernus submitted a revised proposal to acquire all of the outstanding Shares of Sage for an upfront payment of $8.50 per Share in cash and one contingent value right per Share representing the right to receive $1.00 in cash payable upon Supernus booking annual net sales of ZURZUVAE of $250 million by December 31, 2027, $1.00 in cash payable upon Supernus booking annual net sales of ZURZUVAE of $300 million by December 31, 2028, $1.00 in cash payable upon Supernus booking annual net sales of ZURZUVAE of $375 million by December 31, 2030 and $0.50 in cash upon the first commercial sale of zuranolone following regulatory approval in Japan for the treatment of MDD by June 30, 2026 (the “Supernus June 6 Proposal”). The Supernus June 6 Proposal indicated an assumed fully diluted share count of approximately 66.5 million Shares.

That same afternoon, Moelis sent a revised draft of the merger agreement and contingent value rights agreement reflecting comments from Saul Ewing. The revised draft merger agreement contemplated that the termination fee that would be payable by Sage in specified circumstances would be equal to a certain percentage of the upfront equity value of the Supernus June 6 Proposal. The revised draft merger agreement also reflected that Supernus requested additional information on whether the treatment of equity awards set forth in Sage’s original draft merger agreement (i.e., that all equity awards would be fully accelerated and cashed out at closing, with all performance based restricted stock units deemed to vest at their maximum levels of achievement) was in fact required by Sage’s equity plans and award agreements.

Following submission of the Supernus June 6 Proposal, representatives of Goldman Sachs and Moelis spoke. During this conversation, Moelis provided context behind the Supernus June 6 Proposal. The representatives of Moelis also confirmed that Supernus could not justify, based on information then available, further increasing the valuation in the Supernus June 6 Proposal. Moelis also identified a number of priority diligence items Supernus had requested prior to signing.

On June 7, 2025, the Board held a meeting, which was also attended by Sage management and representatives of Kirkland and Goldman Sachs. During the meeting, Goldman Sachs discussed with the Board the Supernus June 6 Proposal. It was noted that Supernus also sent Sage a markup of the merger agreement and form of contingent value rights agreement. Representatives of Goldman Sachs reviewed its preliminary financial analyses of the Supernus June 6 Proposal and discussed the context provided by Moelis, including noting that Moelis had indicated that Supernus was not in a position to further increase the valuation of the Supernus June 6 Proposal. Mr. Greene provided an update on his call with Mr. Khattar, characterizing his efforts to further negotiate the Supernus June 6 Proposal and Mr. Khattar’s indication that the Supernus board of directors would not support a further increase to the Supernus June 6 Proposal. Representatives from Goldman Sachs characterized the feedback received from Moelis and Supernus regarding ongoing due diligence, including the priority items Supernus had requested prior to signing. Mr. Greene then discussed with the Board Sage’s current forecast, whereby Sage would execute on its standalone plans focused on commercialization of ZURZUVAE and assumed a resource reallocation, a winddown of research and development activities, and a workforce reorganization, with the goal of extending Sage’s cash runway and achieving profitability from the ongoing commercialization of ZURZUVAE (the “June 2025 Projections”). The June 2025 Projections are discussed further in the section below captioned “ —Certain Financial Projections.” Mr. Greene also discussed with the Board the likelihood of meeting the contingent value rights milestones tied to achievement of net sales in the Supernus June 6 Proposal based on the June 2025 Projections. Mr. Greene and members of management discussed with the Board the risks and uncertainties inherent in the scenario reflected in the June 2025 Projections. As part of the Board’s discussion, the Board agreed that the strategic alternative of exercising Sage’s opt-out rights under the Biogen Collaboration Agreement would not be in the best interests of Sage and its stockholders given Biogen’s potential negative reaction to the exercise of the opt-out as well as other risks and uncertainties. The Board also had a discussion regarding whether and how to approach Party D in connection with Sage’s receipt of the Supernus June 6 Proposal, The Board discussed that Party D could always submit a superior offer to Sage in response to a public announcement of a transaction, subject to payment of a breakup fee which would be set forth in the merger agreement. Representatives of Kirkland discussed Supernus’s markups of the merger agreement and form of contingent value rights agreement, noting key open issues, priorities from a negotiation perspective and potential timing considerations. The representatives of Kirkland noted that Supernus had not yet provided a markup of the disclosure schedules to the merger agreement, and that Sage would work to provide Supernus with an updated draft by the following day. In addition, representatives from Kirkland discussed the mechanics should Party D submit a superior offer in response to an announcement of a signed deal with Supernus. It was noted that timing of signing would depend on Supernus’s remaining due diligence and willingness to finalize definitive agreements. Following further discussion, the Board confirmed alignment with the terms of the Supernus June 6 Proposal and authorized and directed management to pursue negotiation of the definitive agreements with Supernus consistent with the parameters discussed during the meeting, and subject to final approval by the Board. Representatives from Goldman Sachs then provided an update with respect to Party C, including recent discussions, due diligence requests, and potential timing. Party C had indicated to representatives of Goldman Sachs that it remained interested only in an asset acquisition of ZURZUVAE and that it planned to submit a revised proposal prior to Sage’s annual meeting of stockholders. Sage management then discussed with the Board the following compensation matters that Sage management recommended proposing to Supernus in connection with finalizing a transaction: (i) proposed changes to the existing severance and change in control agreements entered into with certain members of Sage’s management team, as previously discussed with the Board in early 2025 and with the Compensation Committee in December 2024 and on May 11, 2025 and June 3, 2025, (ii) the analysis of the impact of Internal Revenue Code Sections 280G and 4999 on certain payments expected to be made to Sage’s management team members in the event of a change in control, and the cost of a proposed gross-up arrangement for Mr. Greene, which would only be relevant if certain contingent value rights milestones in the Supernus June 6 Proposal were achieved; (iii) a proposed non-executive transaction bonus pool of $450,000 to incentivize a limited number of non-executive employees in the period between signing and closing to complete a transaction, and (iv) the treatment of Sage’s outstanding performance restricted stock units, taking into consideration Sage’s likelihood of achieving performance metrics in a future standalone scenario absent a transaction with Supernus. After members of Sage management, including Mr. Greene, left the meeting, the Board further discussed these matters in consultation with its advisors and authorized Sage’s management to seek the compensation matters described by Sage management in connection with finalizing a transaction with Supernus on the basis of the Supernus June 6 Proposal.

Following the Board meeting on June 7, 2025, representatives of Sage communicated to Supernus that it was prepared to proceed with finalizing a transaction on the basis of the Supernus June 6 Proposal.

On June 8, 2025 and June 9, 2025, representatives of Kirkland provided Saul Ewing with a revised draft of the merger agreement, form of contingent value rights agreement, and summarized the proposed compensation matters authorized by the Board at the June 7, 2025 meeting. The revised merger agreement draft contemplated that the termination fee that would be payable by Sage in specified circumstances would be equal to a certain percentage of the transaction’s value. Representatives of Kirkland also provided Saul Ewing with a revised draft of the disclosure schedules, which included exceptions to the interim operating covenants in the merger agreement that would allow Sage to establish a $450,000 non-executive transaction bonus pool, amend the existing severance and change in control agreements entered into with certain members of Sage’s management team, and enter into an agreement with Mr. Greene to provide for a 280G gross up in the event that any of the net sales milestones set forth in the form of contingent value rights agreement were achieved, in each case consistent with the authorizations granted by the Board on June 7th. Between June 8, 2025, and the execution of the Merger Agreement on June 13, 2025, representatives of Kirkland and Saul Ewing exchanged subsequent drafts and spoke further regarding the terms of the merger agreement, including the proposed termination fee, the proposed compensation matters, the provisions related to regulatory filings and the outside date, among other matters. During these conversations, representatives of Kirkland and Mr. Greene confirmed their expectation that the Board would not support a transaction with Supernus in the event that the termination fee was equal to a certain percentage or greater. Following further discussion and negotiation on this topic, the parties aligned on a termination fee equal to 3.99% of the upfront value of the Supernus June 6 Proposal. In addition, Sage agreed to remove the request to provide Mr. Greene with a 280G gross up payment.

On June 8, 2025, Mr. Greene had a conversation with Mr. Khattar, during which Mr. Greene indicated a desire to reach alignment on the terms of the definitive agreements prior to Sage’s annual stockholder meeting on June 11, 2025.

On June 9, 2025, representatives of Goldman Sachs and Moelis spoke regarding timing for finalizing the proposed transaction and outstanding due diligence requests.

Also on June 9, 2025, representatives of Goldman Sachs had a follow-up call with Party C during which Party C indicated it would not be able to share perspectives on value ahead of Sage’s annual stockholder meeting on June 11, 2025, and that Party C would require a few additional weeks to present a proposal. The representative of Party C also informed Goldman Sachs that Party C would need at least 4 weeks of continued diligence given other organizational priorities that were making it difficult to quickly evaluate a transaction at this time.

On June 10, 2025, Goldman Sachs provided a relationships disclosure letter to Sage.

On June 11, 2025, Sage held its annual stockholder meeting.

On June 11, 2025, the Board held a meeting, which was also attended by Sage management and representatives of Kirkland, WilmerHale, Goldman Sachs, and Joele Frank. During the meeting, Mr. Greene provided an update on the ongoing effort to finalize a transaction with Supernus, including that Sage was proposing to sign the merger agreement on Friday, June 13, 2025, and publicly announce the transaction before the opening of the markets on the following Monday. Goldman Sachs then led a discussion of the Supernus June 6 Proposal and reviewed its preliminary financial analysis of the Supernus June 6 Proposal based on the June 2025 Projections. Mr. Greene and other members of management provided updates on their interactions with Supernus, including with respect to ongoing due diligence. Representatives of Kirkland reviewed the material terms of the transaction documents and discussed the negotiation with Supernus concerning the termination fee.

Between June 11, 2025 and June 13, 2025, Sage, Supernus and their respective legal and financial advisors worked to finalize the merger agreement, disclosure schedules and form of contingent value rights agreement. During this time, representatives from Supernus continued to request additional due diligence materials, which Sage provided and representatives of Sage and Supernus continued to participate in due diligence meetings.

On June 12, 2025, Mr. Greene and Mr. Khattar spoke to discuss the planned execution and announcement of the transaction. They aligned that the parties expected to sign the merger agreement following the close of markets the following day and announce the transaction prior to the opening of the markets on Monday, June 16, 2025. That same day, representatives of Goldman Sachs, Moelis, Kirkland and Saul Ewing spoke to align on the same timing.

On the afternoon of June 13, 2025, Sage and Supernus finalized the terms of the merger agreement, the disclosure schedules and the form of contingent value rights agreement.

Following the close of markets on June 13, 2025, the Board held a meeting, which was also attended by Sage management and representatives of Kirkland and Goldman Sachs. During the meeting, representatives of Kirkland discussed with the Board key considerations in connection with its review of the proposed merger between Sage and Supernus based on the Supernus June 6 Proposal, noting that each member of the Board could make their decision based on all available information and considering all factors they deemed relevant to the decision, including financial and valuation analysis, as well as other factors such as certainty of closing and the individual director’s assessment of risks and uncertainties associated with other strategic alternatives of Sage. The Board discussed the June 2025 Projections and discussed and revisited questions raised by directors throughout the process of reviewing the June 2025 Projections and the information provided by Sage management in order to resolve these questions. The Board also discussed inherent risks associated with Sage’s ongoing litigation matters. Following this discussion, the Board reaffirmed that Goldman Sachs was authorized to use the June 2025 Projections for purposes of its financial analyses. Representatives of Goldman Sachs then reviewed with the Board its financial analysis of the Supernus June 6 Proposal and representatives of Kirkland summarized the changes to the merger agreement and related transaction documents that resulted from the final negotiations with Supernus and the proposed resolutions that had been provided to the Board in advance of the meeting. The Board then engaged in further discussion, including a discussion regarding the various factors described under the caption “ — Reasons for Recommendation,” following which each member of the Board confirmed that their questions had been addressed and affirmed their support for the proposed transaction with Supernus. Representatives from Kirkland then reviewed with the Board the relationships disclosure letter from Goldman Sachs that had been provided to the Board prior to the meeting. Goldman Sachs then rendered to the Board an oral opinion, which was subsequently confirmed by delivery of a written opinion dated June 13, 2025, that, as of such date and based on and subject to the various assumptions made, procedures followed, matters considered and limitations on the review undertaken in preparing such opinion as set forth therein, the Merger Consideration to be paid to the holders (other than Supernus and its affiliates) of Shares pursuant to the Merger Agreement was fair from a financial point of view to such holders. A detailed discussion of Goldman Sach’s opinion is included in the section below captioned “ —Opinion of Goldman Sachs & Co. LLC.” Following this, the Board (i) determined that the Merger Agreement and the Transactions, including the Offer and the Merger, were fair to, and in the best interest of, Sage and its stockholders, (ii) declared it advisable to enter into the Merger Agreement, (iii) approved the execution, delivery and performance by Sage of the Merger Agreement and the consummation of the Transactions, including the Offer and the Merger, (iv) resolved that the Merger shall be effected under Section 251(h) of the DGCL, and (v) resolved to recommend that the stockholders of Sage tender their Shares to Purchaser pursuant to the Offer, in each case, on the terms and subject to the conditions of the Merger Agreement.

From time to time throughout the Board’s strategic alternatives process, the Board discussed (among other things) Sage’s ongoing derivative litigation with its legal advisors. This discussion included the strengths and weaknesses of the claims, the likelihood of success of such claims, and potential damages recoveries. The allegations of derivative liability against the Board and certain officers were not a factor in the Board’s decision to enter into the strategic alternatives process that included a potential sale of Sage. Based upon its discussions with counsel, the Board ultimately concluded that given the costs to pursue the derivative litigation, the significant uncertainty regarding the case, the likelihood of success given the defenses available to the defendants at various stages in the litigation, the potential damages, the complexity and uncertainty around any calculation of damages, the distraction to Sage of the continued pendency of the case and the likely significant time frame to recovery, the opportunity to preserve the derivative claims was ultimately not material to the Board’s overall consideration of whether or not to enter into the Merger Agreement with Supernus.

Following the Board meeting on June 13, 2025, Sage and Supernus executed the Merger Agreement.

Before the opening of trading on June 16, 2025, Sage and Supernus issued a press release announcing the execution of the Merger Agreement, and Sage and Supernus each filed a Current Report on Form 8-K.

Reasons for Recommendation

At a meeting on June 13, 2025, the Board unanimously (i) determined that the Merger Agreement and the Transactions, including the Offer and the Merger, are fair to, and in the best interest of, Sage and its stockholders, (ii) declared it advisable to enter into the Merger Agreement, (iii) approved the execution, delivery and performance by Sage of the Merger Agreement and the consummation of the Transactions, including the Offer and the Merger, (iv) resolved that the Merger will be effected under Section 251(h) of the DGCL, and (v) resolved to recommend that the stockholders of Sage tender their Shares to Purchaser pursuant to the Offer, in each case on the terms and subject to the conditions of the Merger Agreement. The Board consulted with members of Sage’s management and representatives from Goldman Sachs, Kirkland and Skadden at various times, and considered a number of reasons, including the following non-exhaustive list of material reasons (not in any relative order of importance) that the Board believes support its unanimous decision and recommendation.

•

Business, Financial Condition and Prospects. The Board weighed the certainty of realizing an upfront payment of $8.50 per share in cash plus a CVR to receive potential consideration of up to $3.50 per Share in cash in the Offer and the Merger against the uncertainty that Sage’s trading values would approach an amount comparable to the Offer Price in the foreseeable future and the risks and uncertainties associated with Sage and its business as stand-alone company. In doing so, the Board considered both the current and historical financial condition, results of operations, competitive position, assets, business and prospects of Sage, including certain forecasts for Sage prepared by members of its management (as discussed in the section captioned “—Certain Financial Projections”), the risks and uncertainties associated with Sage continuing as a stand-alone company and the lack of another strategic alternative expected to be in the best interests of Sage and its stockholders. These risks included being able to successfully execute the further commercialization of ZURZUVAE given that Sage and Biogen are jointly commercializing ZURZUVAE under the terms of the Biogen Collaboration Agreement (meaning that decisions affecting commercialization of ZURZUVAE in the U.S. generally require consensus and cooperation from Biogen and are not solely within Sage’s control); risks related to the relationship with Biogen and potential actions that might be pursued by Biogen if Sage continued as a stand-alone company; being able to successfully implement a new stand-alone strategy focused on commercialization of ZURZUVAE that the Board expected to pursue as of June 2025 absent entering into the Merger Agreement with Supernus, involving a resource reallocation, a winddown of research and development activities and a workforce reorganization with the goal of extending Sage’s cash runway and achieving profitability from the ongoing commercialization of ZURZUVAE; potential contingent liabilities affecting Sage; factors affecting the revenues and profitability of biopharmaceutical companies generally; and other risk factors set forth in Sage’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024, and subsequent quarterly reports on Form 10-Q, all as filed with the SEC.

•

Implied Premium. The Board considered the fact that the Closing Amount alone represented a 53% premium over Sage’s closing Share price on January 10, 2025, prior to the announcement of the Biogen January 10 Proposal, that the risk-adjusted net present value of the Offer Price of $8.92 calculated in the manner described below in the section captioned “—Opinion of Goldman Sachs & Co. LLC.” represented a 61% premium over Sage’s closing Share price from that same day, and that, if the potential CVR consideration of up to $3.50 per Share in cash was paid in full, the Offer Price represented a 116% premium over Sage’s closing Share price from that same day.

•

Certainty of Value. The Board considered the fact that the Closing Amount payable to Sage’s stockholders in the Offer and the Merger will consist entirely of cash, which will provide Sage’s stockholders with immediate liquidity and certainty of value. The Board believed this certainty of value was compelling, especially when viewed against the risks and uncertainties associated with Sage’s stand-alone strategy and the potential impact of such risks and uncertainties on the trading price of Shares.

•

Opportunity to Realize Additional Value. The Board considered the fact that in addition to the Closing Amount, Sage’s stockholders will have the opportunity to receive up to an additional $3.50 per Share in cash, without interest, upon the satisfaction of specified milestones, which include the right to receive (i) $0.50 upon the first commercial sale in Japan after regulatory approval in Japan to a third-party customer of the pharmaceutical product that, as of the date of the CVR Agreement, is marketed in the United States under the name ZURZUVAE and is the subject of the current regulatory filing (including any amended filings based thereon) by Shionogi & Co., Ltd., inclusive of its Affiliates, Sage’s collaboration partner in Japan, for the treatment of MDD on or prior to June 30, 2026; (ii) $1.00 upon achievement of Net Sales (as defined in the CVR Agreement) of ZURZUVAE equal to or exceeding $250,000,000 in the United States during a calendar year on or prior to December 31, 2027; (iii) $1.00 upon achievement of Net Sales of ZURZUVAE equal to or exceeding $300,000,000 in the United States during a calendar year on or prior to December 31, 2028; and (iv) $1.00 upon achievement of Net Sales of ZURZUVAE equal to or exceeding $375,000,000 in the United States during a calendar year on or prior to December 31, 2030.

•

ZURZUVAE Commercialization Risks. The Board considered that Sage and Biogen are jointly commercializing ZURZUVAE under the terms of the Biogen Collaboration Agreement, meaning that decisions affecting commercialization of ZURZUVAE in the U.S. generally require consensus and cooperation from Biogen and are not solely within Sage’s control. The Board considered the fact that there is no guarantee that the infrastructure, systems, processes, policies, relationships or materials Sage and Biogen have built for the commercialization of ZURZUVAE for the treatment of women with PPD in the U.S. will be successful or generate sales revenues at the levels or on the timing expected or necessary to support Sage’s future business prospects. In particular, given the joint decision-making required under the Biogen Collaboration Agreement, the Board considered the fact that ZURZUVAE may not achieve, or, even if achieved, maintain, broad market acceptance for the treatment of women with PPD and the commercialization of ZURZUVAE in PPD may be negatively impacted by competition from other drugs that may be approved in the future.

•

Negotiation Process. The Board considered the fact that the terms of the Offer and the Merger were the result of robust, arms’-length negotiations conducted by Sage with the knowledge and at the direction of the Board and with the assistance of independent financial and legal advisors. The Board also considered the enhancements that Sage was able to obtain as a result of negotiations with Supernus, including the increase in Supernus’ proposed acquisition price from the time of its initial expression of interest to the end of negotiations and the inclusion of provisions in the Merger Agreement that increase the speed and likelihood of completing the Offer and consummating the Merger.

•

Potentially Interested Counterparties; Other Strategic Alternatives. The Board considered a wide variety of strategic alternatives as part of its process publicly announced on January 27, 2025, including whether Sage should continue to execute on its strategy or an alternative strategy as a stand-alone company, pursue various partnerships, collaborations or licensing arrangements or a spinoff transaction for its pipeline candidates, seek to raise additional capital, including through a royalty monetization transaction, exercise its opt out rights under the Biogen Collaboration Agreement (which would convert the 50-50 profit-sharing collaboration into an ongoing royalty payable by Biogen to Sage) seek to reacquire the rights to ZURZUVAE from Biogen, or pursue a sale of the company or of assets of the company.

o

The Board considered the process conducted by Sage, with the assistance of representatives of Goldman Sachs, to identify and contact potential counterparties and evaluate other value-maximizing strategic alternatives. In particular, the Board considered the likelihood that any such parties would engage with Sage on the same or a similar timeframe as Supernus and on contractual terms and conditions superior to those contained in the Merger Agreement. The Board considered, after discussions with representatives of Goldman Sachs and Sage’s management, that (i) Sage and Goldman Sachs had contacted 15 strategic counterparties, including Supernus, as part of the strategic alternatives process, and that such potential counterparties other than Supernus had either indicated they were not interested in pursuing a transaction involving Sage or were only interested in pursuing a limited scope transaction for particular assets or rights; (ii) certain counterparties contacted Sage or Goldman Sachs during the strategic alternatives process and requested to be included, and that such potential counterparties had subsequently indicated they were no longer interested in pursuing a transaction involving Sage; (iii) subsequent outreach to previously-interested counterparties following receipt of the Supernus June 6 Proposal could delay a potential transaction and cause significant disruption to Sage, putting at risk a transaction with Supernus at the price and terms negotiated; and (iv) in the event a potential counterparty becomes interested in pursuing a transaction on terms more favorable to Sage and its stockholders than those contemplated by the Merger Agreement, the Board would be able to respond to such a proposal due to the Merger Agreement’s customary “fiduciary out” provisions. Under those provisions, Sage has the ability to terminate the Merger Agreement and accept and enter into a definitive Merger Agreement with respect to a Superior Offer (as defined in the Merger Agreement) provided that Sage pays the termination fee (as described in more detail in Section 11 (The Merger Agreement; the CVR Agreement; Other Agreements—No Solicitation and —Sage Board Recommendation) of the Offer to Purchase).

o

After discussions with representatives of Goldman Sachs and Sage’s management, the Board considered the risks and potential benefits associated with other strategic alternatives to the Offer and the Merger and the potential for stockholder value creation associated with those alternatives. As part of these evaluations, the Board considered whether Sage should continue to execute on its strategy or an alternative strategy as a stand-alone company, pursue various partnerships, collaborations or licensing arrangements or a spinoff transaction for its pipeline candidates, seek to raise additional capital, including through a royalty monetization transaction, exercise its opt out rights under the Biogen Collaboration Agreement (which would convert the 50-50 profit-sharing collaboration into an ongoing royalty payable by Biogen to Sage), seek to reacquire the rights to ZURZUVAE from Biogen, or pursue a sale of assets of the company, and determined that the Offer, the Merger and the other transactions contemplated by the Merger Agreement constituted a more attractive alternative. With respect to potential partnerships, collaborations or licensing arrangements or a spinoff transaction for Sage’s pipeline candidates, the Board considered the business development efforts undertaken by Sage’s management, both before and after Sage’s announcement on January 27, 2025 of the initiation of a process to explore strategic alternatives for Sage, the limited level of interest received and the lack of attractive terms from parties initially expressing interest, the significant cost of developing Sage’s pipeline candidates, and the views expressed by many of Sage’s stockholders that investment in Sage’s pipeline candidates should be reduced or eliminated. With respect to raising additional capital, the Board considered a royalty monetization transaction as a way to reduce future dilution, in the event that the Board determined to pursue a stand-alone plan involving future capital needs, but also that advancing a royalty monetization transaction would require cooperation from Biogen to share diligence information and in order to grant a security interest in ZURZUVAE to a counterparty. With respect to exercising Sage’s opt out rights under the Biogen Collaboration Agreement (which would convert to 50-50 profit sharing collaboration into an ongoing royalty payable by Biogen to Sage), the Board considered risks associated with Sage exercising those rights under the Biogen Collaboration Agreement, including Biogen’s potential negative reaction to the exercise of the opt-out, and potential actions that might be pursued by Biogen in such a scenario. With respect to seeking to reacquire the rights to ZURZUVAE from Biogen, the Board considered that this was a transaction that could only be implemented with Biogen’s consent, that if such a transaction were pursued unsuccessfully, this could be disruptive to the relationship with Biogen and strategic alternatives being pursued with other counterparties, and that the amount of financing required to present such a transaction on terms that might be sufficient to induce Biogen to engage would potentially be unavailable or unavailable on terms sufficiently attractive to Sage.

•

Certain Management Projections. The Board considered the forecasts for Sage prepared by members of management, which reflected an application of various assumptions of Sage’s management and, in the case of the June 2025 Projections, ultimately reflected the Board’s expectation in June 2025 that, if the Merger Agreement with Supernus were not entered into, Sage would seek to execute on a new stand-alone strategy focused on commercialization of ZURZUVAE and implement a resource reallocation, a winddown of research and development activities, and a workforce reorganization, with the goal of extending Sage’s cash runway and focus primarily on achieving profitability from the ongoing commercialization of ZURZUVAE. For further discussion, see the section captioned “—Certain Financial Projections.”

•

Goldman Sachs’ Fairness Opinion and Related Analysis. The Board considered the oral opinion of Goldman Sachs rendered to the Board on June 13, 2025, which was subsequently confirmed by delivery of a written opinion dated June 13, 2025, that, as of such date and based upon and subject to the various assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Goldman Sachs in preparing its opinion, the Merger Consideration to be paid to the holders of Shares (other than as specified in such opinion) pursuant to the Merger Agreement was fair, from a financial point of view, to such holders, as more fully described below under the section captioned “—Opinion of Goldman Sachs & Co. LLC.” The full text of Goldman Sachs’ written opinion dated June 13, 2025, which set forth, among other things, the various assumptions made, procedures followed, matters considered and qualifications and limitations upon the review undertaken by Goldman Sachs in preparing its opinion, has been included as Annex I to this Schedule 14D-9 and is incorporated herein by reference.

•

Speed and Likelihood of Consummation. The Board considered that the structure of the transaction (a tender offer followed by a merger effected pursuant to Section 251(h) of the DGCL, which would not require additional approval by Sage’s stockholders) enables Sage’s stockholders to receive the Closing Amount pursuant to the Offer in a relatively short timeframe. The Board also considered the likelihood that the Offer would be completed, and the Merger would be consummated based on, among other things (not in any relative order of importance):

o

the fact that, subject to its limited rights to terminate the Offer, Purchaser is required to extend the Offer beyond the initial expiration date of the Offer if certain conditions to the completion of the Offer are not satisfied as of such date;

o	the fact that the completion of the Offer is conditioned on meeting the Minimum Condition, which cannot be waived without the prior written consent of Sage;

o	the fact that there is no financing condition to the completion of the Offer and consummation of the Merger;

o

the business reputation, capabilities and financial condition of Supernus, and the Board’s perception that Supernus is willing to devote the resources necessary to complete the Offer and the Merger in an expeditious manner; and

o	the ability of Sage to enforce the Merger Agreement.

•

Other Terms of the Merger Agreement. The Board considered other terms of the Merger Agreement, as described in more detail in Section 11 (The Merger Agreement; the CVR Agreement; Other Agreements) of the Offer to Purchase. Certain provisions of the Merger Agreement that the Board considered important included:

o

Ability to Respond to Acquisition Proposals. The fact that, although Sage is prohibited from soliciting any acquisition proposal, the Merger Agreement permits the Board, subject to compliance with certain procedural requirements (including that the Board determine in good faith, after consultation with its financial advisors and outside legal counsel, that an acquisition proposal constitutes, or could reasonably be expected to lead to, a Superior Offer (as defined in the Merger Agreement) and that the failure to take such action would be inconsistent with the fiduciary duties of the Board to Sage’s stockholders under applicable law): (i) to enter into a confidentiality agreement with the person making such acquisition proposal; (ii) to furnish information with respect to Sage to the person making such acquisition proposal; and (iii) to engage in discussions or negotiations with the person making such acquisition proposal (as described in more detail in Section 11 (The Merger Agreement; the CVR Agreement; Other Agreements—No Solicitation) of the Offer to Purchase).

o

Change of Recommendation in Response to a Superior Offer; Ability to Accept a Superior Company Proposal. If the Board receives an acquisition proposal, and, after Supernus is provided an opportunity to revise the terms of the Merger Agreement to match the alternative acquisition proposal, determines in good faith after consultation with Sage’s financial advisors and outside legal counsel that such acquisition proposal constitutes a Superior Offer and that the failure to do so would be inconsistent with its fiduciary duties to Sage’s stockholders under applicable legal requirements, the Board may, prior to the Offer Acceptance Time, take a number of actions, including withdrawing, modifying or qualifying its recommendation to stockholders concerning the Offer and the Merger and adopting, approving and recommending to stockholders and declaring advisable such acquisition proposal. Sage may terminate the Merger Agreement and enter into an alternative acquisition agreement with respect to a Superior Offer, subject to Sage’s payment of the termination fee of approximately $22 million in accordance with the terms of the Merger Agreement (as described in more detail in Section 11 (The Merger Agreement; the CVR Agreement; Other Agreements—No Solicitation and —Sage Board Recommendation) of the Offer to Purchase).

o

Change of Recommendation Other than in Response to a Superior Offer. If the Board, other than in connection with a Superior Offer and prior to the Offer Acceptance Time, determines in good faith, after consultation with Sage’s outside legal counsel, that the failure to do so would be inconsistent with its fiduciary duties to Sage’s stockholders under applicable legal requirements, the Board may take a number of actions, including withdrawing, modifying or qualifying its recommendation to stockholders concerning the Offer and the Merger (as described in more detail in Section 11 (The Merger Agreement; the CVR Agreement; Other Agreements) of the Offer to Purchase). Supernus is entitled to terminate the Merger Agreement in the event that the Board changes its recommendation for any reason, in which event Sage will have an obligation to pay the termination fee of approximately $22 million (as described in more detail in Section 11 (The Merger Agreement; the CVR Agreement; Other Agreements) of the Offer to Purchase.).

o

Extension of the Offer. Purchaser’s obligation to accept and pay for all Shares that have been validly tendered into the Offer and not validly withdrawn is subject to the satisfaction or waiver of a number of conditions; however, Purchaser is required to extend the Offer beyond the initial expiration date from time to time for: (i) any period required by any legal requirement, any interpretation or position of the SEC, its staff or Nasdaq; (ii) periods of up to 10 business days per extension, until any waiting period (and any extension thereof) applicable to the consummation of the Offer under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), expires or terminates; and (iii) at the request of Sage, an additional period of up to 10 business days per extension, on one or more occasions, if, as of the scheduled expiration date, any condition to the Offer is not satisfied or waived, and the Merger Agreement is not terminated per its terms, to permit such condition to be satisfied.

o

End Date. The termination date under the Merger Agreement on which either Sage or Supernus, subject to certain exceptions, can terminate the Merger Agreement is October 13, 2025, which is anticipated to allow for sufficient time to consummate the Offer and the Merger while minimizing the length of time during which Sage would be required to operate subject to the restrictions on interim operations set forth in the Merger Agreement. The termination date is subject to an additional automatic extension of 60 days, and further extension at the agreement of the parties, in the event that the only Offer Condition not satisfied or waived as of the End Date are (i) the expiration or termination of the waiting period under the HSR Act or (ii) solely with respect to the HSR Act, the absence of any legal requirement that prohibits or makes illegal the Offer or the Merger.

o	Cooperation. The Merger Agreement requires Supernus to use its reasonable efforts to consummate the Offer and the Merger.

o

Material Adverse Effect. The scope of matters that are specifically excluded from consideration in determining whether a “Material Adverse Effect” has occurred is sufficient to protect Sage’s interest in ensuring certainty of the consummation of the Offer and the Merger (as described in more detail in Section 11 (The Merger Agreement; the CVR Agreement; Other Agreements—Material Adverse Effect) of the Offer to Purchase).

o

Appraisal Rights. Statutory appraisal rights under Delaware law in connection with the Merger will be available to stockholders who do not tender their Shares in the Offer and who otherwise comply with all required procedures under Delaware law. For a description of these appraisal rights, see information under the section captioned “Item 8. Additional Information—Notice of Appraisal Rights.”

The Board also considered a variety of potentially negative factors in its deliberations concerning the Merger Agreement, the Offer and the Merger, including the following non-exhaustive list of material reasons (not in any relative order of importance):

•

No Ongoing Equity Interest in Sage. The Offer and the Merger would preclude Sage’s stockholders from having the opportunity to directly participate in the future performance of Sage’s assets and any potential future appreciation of the value of the Shares, aside from payments under the CVR. However, Supernus is a public company, and Sage’s stockholders would have the choice to invest in Supernus separately.

•

Inability to Solicit Takeover Proposals. The Merger Agreement contains covenants prohibiting Sage from soliciting other potential acquisition proposals and restricting its ability to entertain other potential acquisition proposals unless certain conditions are satisfied. The Board also considered the fact that the right afforded to Supernus under the Merger Agreement to match an alternative acquisition proposal that the Board determines in good faith is a Superior Offer (as defined in the Merger Agreement) may discourage other parties that might otherwise have an interest in a business combination with, or an acquisition of, Sage.

•

Termination Fee. Sage may be required to pay the approximately $22 million termination fee if the Merger Agreement is terminated under certain circumstances, including by Sage to accept a Superior Offer. The Board considered the risk that the amount of the termination fee would deter potential alternative acquisition proposals.

•

Effect of Announcement. The public announcement of the transaction could potentially affect Sage’s operations, employees and stock price, as well as its ability to attract and retain key personnel while the transaction is pending.

•	Litigation Risk. The execution of the Merger Agreement, the completion of the Offer and the consummation of the Merger increases the risk of litigation against Sage.

•

Interim Operating Covenants. The Merger Agreement imposes restrictions on the conduct of Sage’s business prior to the consummation of the Merger, which require Sage to conduct its business in the ordinary course and refrain from taking specified actions. The Board considered that such restrictions could delay or prevent Sage from pursuing business strategies or opportunities that may arise pending consummation of the Merger.

•	Risks that the Minimum Condition Might Not Be Satisfied. Sage’s stockholders may tender an insufficient number of Shares to meet the Minimum Condition.

•

Risks the Merger Might Not Be Completed. Although Sage expects that the Offer will be completed and the Merger will be consummated, there can be no assurance that all conditions to the parties’ obligations will be satisfied. The Board considered the risks and costs to Sage if the Offer is not completed or the Merger is not consummated, including the diversion of Sage’s management and its employees’ attention, potential employee attrition, the potential effect on vendors, partners, licensees and others that do business with Sage and the potential effect on the trading price of the Shares.

•

Risks that the Milestone Payments Might Not Be Paid. Although there is an obligation that Supernus and its subsidiaries and assignees shall use commercially reasonable efforts to achieve the four Milestones (as defined in the CVR Agreement), the Board considered that each Milestone might not be achieved on or prior to its respective deadline date, after which point Sage’s stockholders would not receive the applicable Milestone Payment.

•

Transaction Costs. Significant costs have been and will continue to be incurred in connection with Sage’s evaluation of strategic alternatives, negotiating and entering into the Merger Agreement and completing the Offer and the Merger, and substantial time and effort of Sage’s management will be required, potentially resulting in disruptions to the operation of Sage’s business.

•

Potential Conflicts of Interest. The Board considered the potential conflict of interest created by the fact that Sage’s executive officers and directors have financial interests in the Offer and the Merger that may be different from or in addition to those of other stockholders, as more fully described under the section captioned “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements between Sage and its Executive Officers, Directors and Affiliates.”

•

Regulatory Approval and Risk of Pending Actions. The risks associated with the need to make antitrust filings and obtain antitrust clearance in the U.S. (as further described under the section captioned “Item 8. Additional Information—U.S. Antitrust”), as well as the fact that the obligation of Purchaser to accept for payment and pay for Shares tendered pursuant to the Offer is subject to a condition that there be no legal requirement that prohibits or makes illegal the acquisition of the Shares in the Offer or the Merger.

•	Tax Treatment. Gains realized by Sage’s stockholders as a result of the Offer and the Merger generally will be taxable to the stockholders for U.S. federal income tax purposes.

The foregoing discussion of the information and reasons considered by the Board is not intended to be exhaustive but includes the material reasons considered by the Board. In view of the variety of reasons considered in connection with its evaluation of the Merger, the Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific reasons considered in reaching its determination and recommendation. The Board did not undertake to make any specific determination as to whether any reason, or any particular aspect of any reason, supported or did not support its ultimate determination. Rather, the directors made their determinations and recommendations based on the totality of the information presented to them, and the judgments of individual members of the Board may have been influenced to a greater or lesser degree by different factors. The Board concluded that the risks, uncertainties, restrictions and potentially negative factors associated with the Offer and Merger were substantially outweighed by the potential benefits of the Offer and Merger.

Certain Financial Projections

Although Sage historically has provided guidance as to its projected financial and operational results for its then-current fiscal year, Sage does not otherwise, as a matter of course, make long-term projections as to future performance available to the public, given, among other things, the inherent difficulty of predicting financial performance for future periods and the likelihood that the underlying assumptions and estimates may not be realized.

June 2025 Projections

As part of the Board’s review and evaluation of the Supernus June 6 Proposal, Sage’s management presented an updated version of the May 2025 Budget Projections (as defined below) that assumed U.S. peak sales of ZURZUVAE of $0.9 billion whereby Sage would execute on its standalone plans focused on commercialization of ZURZUVAE and assumed a resource reallocation, a winddown of research and development activities, and a workforce reorganization, with the goal of extending Sage’s cash runway and achieving profitability from the ongoing commercialization of ZURZUVAE (the “June 2025 Projections”). The June 2025 Projections assumed a reduction in headcount and corporate spending, a reduction in research and development spending to approximately $5 million per year and the elimination of the future financing rounds.

The June 2025 Projections were presented to the Board in connection with its consideration of the Transactions, and, at the instruction of the Board, were relied upon by Goldman Sachs in connection with the rendering of its opinion to the Board and in performing its financial analysis as described in the section below captioned “—Opinion of Goldman Sachs & Co. LLC” and were the only financial projections with respect to Sage used by Goldman Sachs in performing its financial analysis in connection with the rendering of its opinion.

The June 2025 Projections assume estimated cash of $424 million as of March 31, 2025, $2 billion in federal net operating loss carryforwards as of December 31, 2024, $131 million in federal tax credits as of December 31, 2024, and taxes based on a 21% tax rate. For purposes of enabling Goldman Sachs to calculate the discounted cash flow described further in the section below captioned “—Opinion of Goldman Sachs & Co. LLC,” Sage’s management calculated the estimated benefit of taxes saved from tax attributes generated as a result of current and future estimated losses based on a 21% tax rate, which, for the avoidance of doubt, is not reflected in the values in the table below. The June 2025 Projections assume that Milestone 1 under the CVR Agreement would be satisfied in the fourth quarter of 2025 and that Milestone 2, Milestone 3 and Milestone 4 under the CVR Agreement would not be satisfied by their respective deadline dates. The following table summarizes the June 2025 Projections:

June 2025 Projections

(Amounts in Millions)

	Fiscal year ending December 31,
	2025	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035
ZURZUVAE Revenue to Sage (1)	$104	$178	$219	$260	$310	$364	$389	$403	$418	$434	$450
ZURZUVAE Royalties	$1	$6	$10	$13	$15	$17	$17	$17	$17	$17	$17
ZURZUVAE Milestones	$28	$20	—	—	—	—	—	—	—	—	—
Total Revenue	$133	$204	$229	$273	$325	$380	$406	$421	$436	$451	$468
Gross Profit	$127	$198	$222	$265	$316	$371	$396	$411	$425	$445	$461
EBIT	($152)	($36)	($19)	$17	$61	$109	$126	$142	$158	$183	$210
NOPAT	($152)	($36)	($19)	$14	$48	$86	$100	$112	$125	$145	$166
Unlevered Free Cash Flow	($174)	($55)	($29)	($0)	$32	$68	$88	$103	$115	$136	$157

	2036	2037	2038	2039	2040	2041	2042	2043	2044	2045
ZURZUVAE Revenue to Sage (1)	$467	$245	$103	$43	$18	$8	$3	$1	$1	$0
ZURZUVAE Royalties	$17	$17	$14	$12	$10	$4	$3	$3	$2	$2
ZURZUVAE Milestones	—	—	—	—	—	—	—	—	—	—
Total Revenue	$484	$262	$117	$55	$28	$12	$6	$4	$3	$2
Gross Profit	$477	$260	$115	$53	$26	$10	$5	$2	$1	$0
EBIT	$243	$81	$34	$8	$1	$1	$1	$1	$1	$0
NOPAT	$192	$64	$27	$7	$0	$1	$1	$1	$1	$0
Unlevered Free Cash Flow	$183	$105	$53	$17	$4	$3	$0	$0	($0)	($0)

(1)	50% of total U.S. ZURZUVAE revenue.

Additional Projected Financial Information

As part of the Board’s regular process for evaluating Sage’s business, strategic and financial position, including with respect to investments in ZURZUVAE under the Biogen Collaboration Agreement, Sage’s management regularly prepared and presented to the Board customary non-public, unaudited financial projections of Sage.

In September 2024, as part of Sage’s evaluation of potential options to optimize Sage’s business strategies in the event SAGE-718 would be discontinued, Sage’s management presented to the Board an internal forecast assuming that Sage discontinued its pipeline and focused on the commercialization of ZURZUVAE. This forecast is referred to as the “September 2024 ZURZUVAE Only Projections.” The September 2024 ZURZUVAE Only Projections are summarized below:

September 2024 ZURZUVAE Only Projections

(Amounts in Millions)

	Fiscal year ending December 31,
	2024	2025	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035
ZURZUVAE U.S. Revenue to Sage (1)	$39	$148	$245	$302	$332	$354	$379	$404	$431	$459	$489	$521
Milestones & Royalties	$1	—	—	—	$16	$23	$5	$8	$11	$16	$95	$21
Total Revenue	$43	$148	$245	$302	$348	$377	$383	$412	$442	$475	$584	$542
Total Spend	$450	$219	$227	$229	$235	$243	$250	$258	$265	$273	$252	$254
EBIT	($412)	($74)	$13	$66	$106	$127	$126	$146	$168	$192	$324	$280

(1)	50% of total U.S. ZURZUVAE revenue.

Also in September 2024, as part of Sage’s regular evaluation of ZURZUVAE’s ongoing performance, Sage’s management presented to the Board an internal forecast and assessment of the market potential of ZURZUVAE in PPD based on an assumed hypothetical higher level of investment in ZURZUVAE by both Sage and Biogen. This forecast is referred to as the “September 2024 Elevate Projections.” The September 2024 Elevate Projections are summarized below:

September 2024 Elevate Projections

(Amounts in Millions)

	Fiscal year ending December 31,
	2024	2025	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035	2036
ZURZUVAE Net Ex-Factory Revenue (1)	$78	$345	$620	$781	$900	$1,100	$1,400	$1,600	$1,700	$1,800	$2,000	$2,100	$2,300

(1)	Includes amounts allocable to Biogen under the Biogen Collaboration Agreement.

In January 2025, following receipt of the Biogen January 10 Proposal and in connection with the Board’s evaluation of the Biogen January 10 Proposal, Sage’s management revised its internal ZURZUVAE forecasts to model three different cases assuming U.S. peak sales of ZURZUVAE of $0.9 billion (the “January 2025 Budget Projections”), $1.1 billion (the “January 2025 Management Projections”) and $1.2 billion (the “January 2025 Upside Projections”) respectively (collectively, the “January 2025 Projections”). The January 2025 Projections each assumed risk adjusted peak product sales of SAGE-324 of $0.2 billion, risk adjusted peak product sales of SAGE-319 of $0.3 billion, and risk adjusted peak product sales of Sage’s platform candidates of $0.1 billion per asset. The January 2025 Budget Projections assumed illustrative follow-on financing rounds of $150 million in

2026, $200 million in 2027, $200 million in 2028, $250 million in 2029 and $250 million in 2030. The January 2025 Management Projections and January 2025 Upside Projections each assumed illustrative follow-on financing rounds of $150 million in 2026, $200 million in 2027 and $200 million in 2028. The Board was provided with a portion of the January 2025 Projections. The following tables summarize the January 2025 Projections presented to the Board:

January 2025 Budget Projections (Risk Adjusted)

(Amounts in Millions)

	Fiscal year ending December 31,
	2024	2025	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035	2036
ZURZUVAE Revenue to Sage (1)	$41	$125	$189	$230	$274	$326	$382	$407	$422	$437	$453	$465	$480
Total Revenue (2)	$41	$125	$189	$230	$274	$326	$382	$407	$424	$461	$637	$824	$907

	2037	2038	2039	2040	2041	2042	2043	2044	2045	2046	2047	2048	2049
ZURZUVAE Revenue to Sage (1)	$178	$108	$79	$69	$60	$53	$53	$2	$2	—	—	—	—
Total Revenue (2)	$628	$572	$558	$510	$390	$341	$327	$276	$224	$167	$125	$94	$70

(1)

Includes (i) 50% of total U.S. ZURZUVAE revenue, (ii) royalty payments in the high-teens to low-twenties percentages for sales of zuranolone in the EU pursuant to the Biogen Collaboration Agreement and (iii) royalty payments in the low to mid-twenty percent range for sales of zuranolone in Japan pursuant to the Shionogi Collaboration Agreement.

(2)	Includes revenue from SAGE-324 and SAGE-319. Excludes revenue from Sage’s platform candidates.

January 2025 Management Projections (Risk Adjusted)

(Amounts in Millions)

	Fiscal year ending December 31,
	2024	2025	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035	2036
ZURZUVAE Revenue to Sage (1)	$42	$137	$232	$292	$344	$385	$410	$436	$462	$489	$518	$544	$573
Total Revenue (2)	$42	$137	$232	$292	$344	$385	$410	$436	$464	$513	$702	$903	$1,000

	2037	2038	2039	2040	2041	2042	2043	2044	2045	2046	2047	2048	2049
ZURZUVAE Revenue to Sage (1)	$214	$129	$94	$81	$72	$55	$55	$2	$2	—	—	—	—
Total Revenue (2)	$663	$593	$572	$523	$402	$343	$329	$276	$224	$167	$125	$94	$70

(1)

Includes (i) 50% of total U.S. ZURZUVAE revenue, (ii) royalty payments in the high-teens to low-twenties percentages for sales of zuranolone in the EU pursuant to the Biogen Collaboration Agreement and (iii) royalty payments in the low to mid-twenty percent range for sales of zuranolone in Japan pursuant to pursuant to the Shionogi Collaboration Agreement.

(2)	Includes revenue from SAGE-324 and SAGE-319. Excludes revenue from Sage’s platform candidates.

January 2025 Upside Projections (Risk Adjusted)

(Amounts in Millions)

	Fiscal year ending December 31,
	2024	2025	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035	2036
ZURZUVAE Revenue to Sage (1)	$42	$137	$244	$324	$381	$427	$455	$483	$512	$543	$575	$604	$637
Total Revenue (2)	$42	$137	$244	$324	$381	$427	$455	$483	$514	$566	$759	$963	$1,064

	2037	2038	2039	2040	2041	2042	2043	2044	2045	2046	2047	2048	2049
ZURZUVAE Revenue to Sage (1)	$237	$142	$103	$90	$80	$61	$61	$2	$2	—	—	—	—
Total Revenue (2)	$686	$606	$581	$531	$409	$349	$335	$276	$224	$167	$125	$94	$70

(1)

Includes (i) 50% of total U.S. ZURZUVAE revenue, (ii) royalty payments in the high-teens to low-twenties percentages for sales of zuranolone in the EU pursuant to the Biogen Collaboration Agreement and (iii) royalty payments in the low to mid-twenty percent range for sales of zuranolone in Japan pursuant to pursuant to the Shionogi Collaboration Agreement.

(2)	Includes revenue from SAGE-324 and SAGE-319. Excludes revenue from Sage’s platform candidates.

In February 2025, as part of the Board’s ongoing consideration of various strategic alternatives, including the possibility of repurchasing ZURZUVAE from Biogen, Sage’s management presented a revised version of the September 2024 Elevate Projections (the “February 2025 Elevate Projections”), which assumed that Sage could successfully reacquire its rights to ZURZUVAE from Biogen and subsequently increase Sage’s level of investment in ZURZUVAE. The February 2025 Elevate Projections are summarized below:

February 2025 Elevate Projections

(Amounts in Millions)

	Fiscal year ending December 31,
	2025	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035	2036	2037
ZURZUVAE U.S. Revenue (1)	$272	$490	$685	$854	$1,074	$1,302	$1,452	$1,572	$1,699	$1,834	$1,977	$2,130	$775

	2038	2039	2040	2041	2042	2043
ZURZUVAE U.S. Revenue (1)	$453	$319	$279	$262	$265	$268

(1)	Includes amounts allocable to Biogen under the Biogen Collaboration Agreement.

Also in February 2025, the Board was presented with projected revenue, operating expenses and operating income derived from the February 2025 Elevate Projections in scenarios where Sage successfully reacquired its rights to ZURZUVAE from Biogen and entered into a collaboration agreement with Biogen or another third party for zuranolone sales in the EU, in each case with royalty terms consistent with the Biogen Collaboration Agreement:

February 2025 Elevate Projections

(Amounts in Millions)

	Fiscal year ending December 31,
	2025	2026	2027	2028	2029	2030
ZURZUVAE Revenue	$312	$515	$720	$898	$1,128	$1,365
Operating Expenses	($303)	($433)	($515)	($536)	($552)	($509)
Operating Income	$9	$81	$205	$362	$575	$856

On or around April 17, 2025, as described above in the section captioned “—Background of the Offer and the Merger,” Sage provided Supernus and Party E with certain financial information, including information consistent with the January 2025 Management Projections summarized below:

Information Provided to Supernus and Party E

(Amounts in Millions)

	Fiscal year ending December 31,
	2025	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035	2036	2037
U.S. Net Revenue (1)	$272	$451	$562	$661	$739	$785	$834	$886	$940	$998	$1,058	$1,121	$404
Sage U.S. Net Revenue Share	$136	$226	$281	$330	$369	$393	$417	$443	$470	$499	$529	$561	$202

	2038	2039	2040	2041	2042	2043
U.S. Net Revenue (1)	$235	$165	$144	$136	$104	$104
Sage U.S. Net Revenue Share	$117	$83	$72	$68	$52	$52

(1)	Includes amounts allocable to Biogen under the Biogen Collaboration Agreement.

In May 2025, as part of the Board’s ongoing consideration of various strategic alternatives, Sage’s management presented revised versions of the January 2025 Projections, which continued to assume U.S. peak sales of ZURZUVAE of $0.9 billion (the “May 2025 Budget Projections”), $1.1 billion (the “May 2025 Management Projections”) and $1.2 billion (the “May 2025 Upside Projections”) respectively (collectively, the “May 2025 Projections”). The May 2025 Projections each also continued to assume risk adjusted peak product sales of SAGE-324 of $0.2 billion, risk adjusted peak product sales of SAGE-319 of $0.3 billion, and risk adjusted peak product sales of Sage’s platform candidates of $0.1 billion per asset. The May 2025 Budget Projections continued to assume illustrative follow-on financing rounds of $150 million in 2026, $200 million in 2027, $200 million in 2028, $250 million in 2029 and $250 million in 2030. The May 2025 Management Projections and May 2025 Upside Projections each continued to assume illustrative follow-on financing rounds of $150 million in 2026, $200 million in 2027 and $200 million in 2028. The following tables summarize the May 2025 Projections presented to the Board:

May 2025 Budget Projections (Risk Adjusted)

(Amounts in Millions)

	Fiscal year ending December 31,
	2024	2025	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035	2036
ZURZUVAE Revenue to Sage (1)	$40	$104	$178	$219	$260	$310	$364	$389	$403	$418	$434	$450	$467
ZURZUVAE Royalties	—	$1	$6	$10	$13	$15	$17	$17	$17	$17	$17	$17	$17
ZURZUVAE Milestones	—	$28	$20	—	—	—	—	—	—	—	—	—	—
Total Revenue	$40	$133	$204	$229	$273	$325	$380	$406	$422	$460	$637	$836	$957
Gross Profit	$34	$127	$198	$222	$265	$316	$371	$397	$413	$449	$624	$817	$934
Memo: ZURZUVAE Opex	($135)	($141)	($182)	($188)	($195)	($200)	($205)	($211)	($215)	($218)	($214)	($215)	($217)
EBIT	($379)	($157)	($158)	($146)	($132)	($130)	($104)	($78)	($107)	($110)	$45	$211	$296
NOPAT	($379)	($157)	($158)	($146)	($132)	($130)	($104)	($78)	($107)	($110)	$36	$167	$233
Unlevered Free Cash Flow	($390)	($180)	($177)	($156)	($146)	($146)	($122)	($90)	($116)	($123)	($6)	$121	$203

	Fiscal year ending December 31,

	2037	2038	2039	2040	2041	2042	2043	2044	2045	2046	2047	2048	2049
ZURZUVAE Revenue to Sage (1)	$245	$103	$43	$18	$8	$3	$1	$1	$0	—	—	—	—
ZURZUVAE Royalties	$17	$14	$12	$10	$4	$3	$3	$2	$2	—	—	—	—
ZURZUVAE Milestones	—	—	—	—	—	—	—	—	—	—	—	—	—
Total Revenue	$841	$824	$902	$972	$992	$1,115	$1,303	$1,523	$1,701	$1,879	$2,083	$2,307	$2,506
Gross Profit	$817	$796	$867	$932	$949	$1,066	$1,245	$1,455	$1,623	$1,793	$1,987	$2,200	$2,389
Memo: ZURZUVAE Opex	($117)	($52)	($25)	($12)	($5)	($3)	($2)	($1)	($1)	—	—	—	—
EBIT	$260	$276	$347	$393	$428	$523	$682	$863	$1,001	$1,088	$1,199	$1,323	$1,434
NOPAT	$205	$218	$274	$310	$339	$413	$538	$682	$791	$860	$947	$1,045	$1,133
Unlevered Free Cash Flow	$225	$219	$257	$295	$333	$387	$500	$636	$755	$823	$906	$1,000	$1,093

(1)	50% of total U.S. ZURZUVAE revenue.

May 2025 Management Projections (Risk Adjusted)

(Amounts in Millions)

	Fiscal year ending December 31,
	2024	2025	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035	2036
ZURZUVAE Revenue to Sage (1)	$40	$112	$226	$281	$330	$369	$393	$417	$443	$470	$499	$529	$561
ZURZUVAE Royalties	—	$1	$6	$10	$13	$15	$17	$17	$17	$17	$17	$17	$17
ZURZUVAE Milestones	—	$28	$20	—	—	—	—	—	—	—	—	$75	—
Total Revenue	$40	$141	$253	$291	$343	$384	$409	$434	$462	$511	$701	$989	$1,051
Gross Profit	$34	$135	$246	$283	$335	$375	$400	$424	$452	$500	$688	$970	$1,027
Memo: ZURZUVAE Opex	($135)	($141)	($182)	($188)	($195)	($200)	($205)	($211)	($215)	($218)	($214)	($215)	($217)
EBIT	($380)	($149)	($110)	($85)	($62)	($71)	($76)	($50)	($68)	($59)	$109	$364	$388
NOPAT	($380)	($149)	($110)	($85)	($62)	($71)	($76)	($50)	($68)	($59)	$86	$287	$307
Unlevered Free Cash Flow	($390)	($173)	($138)	($99)	($79)	($86)	($88)	($62)	($80)	($75)	$42	$222	$288

	2037	2038	2039	2040	2041	2042	2043	2044	2045	2046	2047	2048	2049
ZURZUVAE Revenue to Sage (1)	$294	$123	$52	$22	$9	$4	$2	$1	$0	—	—	—	—
ZURZUVAE Royalties	$17	$14	$12	$10	$4	$3	$3	$2	$2	—	—	—	—
ZURZUVAE Milestones	—	—	—	—	—	—	—	—	—	—	—	—	—
Total Revenue	$890	$845	$910	$975	$993	$1,115	$1,303	$1,524	$1,701	$1,879	$2,083	$2,307	$2,506
Gross Profit	$866	$816	$875	$935	$951	$1,066	$1,245	$1,455	$1,623	$1,793	$1,987	$2,200	$2,389
Memo: ZURZUVAE Opex	($117)	($51)	($24)	($12)	($5)	($3)	($2)	($1)	($1)	—	—	—	—
EBIT	$309	$297	$356	$397	$430	$523	$682	$863	$1,001	$1,088	$1,199	$1,323	$1,434
NOPAT	$244	$235	$281	$313	$340	$414	$539	$682	$791	$860	$947	$1,045	$1,133
Unlevered Free Cash Flow	$272	$241	$266	$299	$335	$388	$500	$637	$755	$823	$906	$1,000	$1,093

(1)	50% of total U.S. ZURZUVAE revenue.

May 2025 Upside Projections (Risk Adjusted)

(Amounts in Millions)

	Fiscal year ending December 31,
	2024	2025	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035	2036
ZURZUVAE Revenue to Sage (1)	$40	$112	$226	$313	$368	$411	$437	$464	$493	$524	$555	$589	$624
ZURZUVAE Royalties	—	$1	$6	$10	$13	$15	$17	$17	$17	$17	$17	$17	$17
ZURZUVAE Milestones	—	$28	$20	—	—	—	—	—	—	$75	—	—	—
Total Revenue	$40	$141	$253	$323	$381	$426	$454	$481	$512	$640	$758	$974	$1,114
Gross Profit	$34	$135	$246	$314	$372	$417	$444	$471	$502	$628	$744	$954	$1,090
Memo: ZURZUVAE Opex	($135)	($141)	($182)	($199)	($207)	($212)	($217)	($223)	($227)	($231)	($228)	($229)	($232)
EBIT	($379)	($149)	($110)	($68)	($40)	($44)	($47)	($19)	($34)	$53	$148	$330	$433
NOPAT	($379)	($149)	($110)	($68)	($40)	($44)	($47)	($19)	($34)	$42	$117	$261	$342
Unlevered Free Cash Flow	($390)	($173)	($138)	($88)	($58)	($60)	($60)	($32)	($48)	$8	$86	$210	$307

	2037	2038	2039	2040	2041	2042	2043	2044	2045	2046	2047	2048	2049
ZURZUVAE Revenue to Sage (1)	$327	$137	$57	$24	$10	$4	$2	$1	$0	—	—	—	—
ZURZUVAE Royalties	$17	$14	$12	$10	$4	$3	$3	$2	$2	—	—	—	—
ZURZUVAE Milestones	—	—	—	—	—	—	—	—	—	—	—	—	—
Total Revenue	$923	$859	$916	$978	$994	$1,116	$1,303	$1,524	$1,701	$1,879	$2,083	$2,307	$2,506
Gross Profit	$899	$830	$881	$938	$952	$1,067	$1,245	$1,455	$1,623	$1,793	$1,987	$2,200	$2,389
Memo: ZURZUVAE Opex	($124)	($55)	($25)	($12)	($5)	($3)	($2)	($1)	($1)	—	—	—	—
EBIT	$335	$308	$361	$399	$431	$524	$682	$863	$1,002	$1,088	$1,199	$1,323	$1,434
NOPAT	$265	$244	$285	$315	$341	$414	$539	$682	$791	$860	$947	$1,045	$1,133
Unlevered Free Cash Flow	$298	$254	$272	$301	$336	$388	$500	$637	$755	$823	$906	$1,000	$1,093

(1)	50% of total U.S. ZURZUVAE revenue.

Sage is summarizing the June 2025 Projections, the September 2024 ZURZUVAE Only Projections, the September 2024 Elevate Projections, the January 2025 Projections, the February 2025 Elevate Projections and the May 2025 Projections (collectively, the “Projections”) in this Schedule 14D-9 to provide holders of Shares with access to certain non-public, unaudited, risk-adjusted prospective financial information that was prepared for the Board for the purposes described above. Sage makes and has made no representation to Supernus or Purchaser, in the Merger Agreement or otherwise, concerning any projected financial information, including the Projections.

The Projections were based upon certain financial, operating and commercial assumptions and estimates developed solely using the information available to Sage’s management at the time each of the Projections were created.

Cautionary Note About the Projections

The Projections, while necessarily presented with numerical specificity, were based on numerous variables and assumptions and estimates, some as to future events, that were inherently uncertain and many of which were beyond Sage’s control at the time each of the Projections were created. The Projections reflect numerous estimates and assumptions made by Sage’s management based on information available at the time each of the Projections were developed, with respect to industry performance and competition, regulatory conditions, general business, economic, market and financial conditions and matters specific to ZURZUVAE and Sage’s product candidates, all of which were difficult to predict and many of which were beyond Sage’s control. As a result, there can be no assurance that the Projections accurately reflect future trends or accurately estimate the future market for ZURZUVAE or Sage’s product candidates. The Projections also reflect assumptions and estimates as to certain business decisions that are subject to change, including that certain Projections assumed a hypothetical reacquisition of Sage’s rights to ZURZUVAE from Biogen, which would not have been possible absent Biogen’s consent, and that various Projections assumed different levels of investment in Sage’s product candidates than the June 2025 Projections, which assumed that Sage would focus solely on ZURZUVAE. Important factors that may affect actual results and cause the Projections not to be achieved include, but are not limited to, market acceptance and success of ZURZUVAE in the U.S. as a treatment for women with PPD, availability of third party reimbursement, the success of Sage’s ongoing collaborations with Biogen, Shionogi and any other potential collaboration partners with whom Sage may develop or commercialize product candidates, the timing of regulatory approvals and introductions of new products, market acceptance of new products, impact of competitive products and pricing, the availability and use of net operating losses, the effect of regulatory actions, the effect of global economic conditions, fluctuations in foreign currency exchange rates, the cost and effect of changes in tax and other legislations and other risk factors described in Sage’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024 and its subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. In addition, the Projections may be affected by Sage’s ability to achieve strategic goals, objectives and targets over the applicable periods. As a result, there can be no assurance that the Projections will be realized, and actual results may be materially better or worse than those contained in the Projections. The Projections cover multiple years and, by their nature, become subject to greater uncertainty with each successive year.

In light of the foregoing factors and the uncertainties inherent in the Projections, holders of Shares are cautioned not to place undue, if any, reliance on the Projections. The Projections were not prepared with a view toward public disclosure. The inclusion of the Projections in this Schedule 14D-9 should not be regarded as an indication that Sage or any of its affiliates, advisors or representatives (including Goldman Sachs) considered or consider the Projections to be predictive of actual future events, and the Projections should not be relied upon as such or construed as financial guidance. Further, the inclusion of the Projections in this Schedule 14D-9 does not constitute an admission or representation by Sage, the Board, or any of their affiliates or representatives (including Goldman Sachs) that the information presented is material. Neither Sage nor any of its affiliates or representatives (including Goldman Sachs) assumes any responsibility for the accuracy of this information. Neither Sage nor any of its affiliates, advisors, officers, directors or representatives (including Goldman Sachs) can give any assurance that actual results will not differ from the Projections, and none of them undertakes any obligation to update or otherwise revise or reconcile the Projections to reflect circumstances existing after the date each of the Projections were generated or to reflect the occurrence of future events, even in the event that any or all of the assumptions and estimates underlying the Projections are shown to be in error. Sage does not intend to make publicly available any update or other revision to the Projections, except as otherwise required by law.

Neither Sage nor any of its affiliates, advisors, officers, directors or representatives (including Goldman Sachs) has made or makes any representation or warranty to any holder of Shares or other person, including Supernus or Purchaser, regarding the ultimate performance of Sage compared to the information contained in the Projections, or that the Projections will be realized. The Projections were prepared based on Sage’s continued operation as a stand-alone company and do not take into account the Transactions, including the effect of any business or strategic decision or action that has been or will be taken as a result of the execution of the Merger Agreement. The Projections are subjective in many respects and are forward looking statements that remain subject to interpretation. For additional information, please see below the section captioned “Item 8. Additional Information— Cautionary Note Regarding Forward-Looking Statements.”

The Projections were not prepared with a view toward compliance with published SEC guidelines, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts, or U.S. generally accepted accounting principles (“GAAP”). Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP, and non-GAAP financial measures as used by Sage may not be comparable to similarly titled amounts used by other companies. In addition, the Projections were not prepared with the assistance of, or reviewed, compiled or examined by, independent accountants. The Projections are not being included in this Schedule 14D-9 to influence any stockholder’s decision on whether to tender their Shares in the Offer, but instead are being included because the Projections were provided to the Board to evaluate the Transactions and other potential strategic opportunities, and the June 2025 Projections were provided to Goldman Sachs in connection with the rendering of its opinion to the Board and in performing its financial analysis as described below in the section captioned “—Opinion of Goldman Sachs & Co. LLC.” The Projections may differ from publicly available analyst estimates, and the Projections do not take into account any events or circumstances after the date they were each prepared, including the announcement of the Transactions.

SAGE DOES NOT INTEND TO UPDATE OR OTHERWISE REVISE THE PROJECTIONS TO REFLECT CIRCUMSTANCES EXISTING AFTER THE DATE WHEN MADE OR TO REFLECT THE OCCURRENCE OF FUTURE EVENTS, EVEN IN THE EVENT THAT ANY OR ALL OF THE ASSUMPTIONS AND ESTIMATES UNDERLYING THE PROJECTIONS ARE NO LONGER APPROPRIATE.

The Projections were prepared at the times noted above by Sage’s management based on their then-current assumptions and estimates about Sage’s continued operation as a stand-alone, publicly traded company with respect to PPD market growth and the development and commercialization of Sage’s product candidates, including risk and probability adjustments reflecting Sage’s management’s good faith assessment as to the probability of success for Sage’s product candidates and pipeline programs as of the time the Projections were prepared. The Projections include assumptions and estimates regarding Sage’s collaborations with Biogen and Shionogi. The Projections were based on certain internal assumptions and estimates about pricing, sales ramp, market share, competition, market exclusivity, research and development expenses, sales and marketing expenses, general and administrative expenses, effective tax rate and utilization of net operating losses, any future equity raises conducted by Sage, the probability of success associated with regulatory approvals of Sage’s product candidates, and other relevant factors related to Sage’s long-range operating plan. The foregoing is a summary of certain key assumptions and estimates and does not purport to be a comprehensive or exhaustive overview of all metrics, assumptions and estimates included or reflected in any of the Projections. For information on factors that may cause Sage’s future results to vary materially, please see below the section captioned “Item 8. Additional Information— Cautionary Note Regarding Forward-Looking Statements.”

Opinion of Goldman Sachs & Co. LLC

Goldman Sachs rendered its opinion to the Board that, as of June 13, 2025, and based upon and subject to the factors and assumptions set forth therein, the Merger Consideration paid to the holders (other than Supernus and its affiliates) of Shares pursuant to the Merger Agreement was fair from a financial point of view to such holders.

The full text of the written opinion of Goldman Sachs, dated June 13, 2025, which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Annex I. Goldman Sachs provided advisory services and its opinion for the information and assistance of the Board in connection with its consideration of the Transactions. Goldman Sachs’ opinion is not a recommendation as to whether any holder of Shares should tender such Shares in connection with the Offer or any other matter.

In connection with rendering the opinion described above and performing its related financial analyses, Goldman Sachs reviewed, among other things:

•	the Merger Agreement;

•	the CVR Agreement;

•	annual reports to stockholders and Annual Reports on Form 10-K of Sage and Supernus for the five years ended December 31, 2024;

•	certain interim reports to stockholders and Quarterly Reports on Form 10-Q of Sage and Supernus;

•	certain other communications from Sage and Supernus to their respective stockholders;

•	certain publicly available research analyst reports for Sage and Supernus; and

•

certain internal financial analyses and forecasts for Sage and certain forecasts related to the expected utilization by Sage of certain net operating loss carryforwards and tax credits, as prepared by the management of Sage and approved for our use by Sage (as described further above in the section captioned “—Certain Financial Projections” and referred to in this summary of Goldman Sachs’ opinion as the “Forecasts”), including estimates as to the timing and amount of achievement of each Milestone (as defined in the CVR Agreement) (the “CVR Estimates”).

Goldman Sachs also held discussions with members of the senior management of Sage regarding their assessment of the past and current business operations, financial condition and future prospects of Sage; reviewed the reported price and trading activity for the Shares; compared certain financial and stock market information for Sage with similar information for certain other companies the securities of which are publicly traded; reviewed the financial terms of certain recent business combinations in the biopharmaceutical industry and in other industries; and performed such other studies and analyses, and considered such other factors, as it deemed appropriate.

For purposes of rendering this opinion, Goldman Sachs, with Sage’s consent, relied upon and assumed the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by it, without assuming any responsibility for independent verification thereof. In that regard, Goldman Sachs assumed with Sage’s consent that the Forecasts, including the CVR Estimates, were reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of Sage. Goldman Sachs did not make an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or other off-balance-sheet assets and liabilities) of Sage or any of its subsidiaries and it was not furnished with any such evaluation or appraisal. Goldman Sachs assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Transactions will be obtained without any adverse effect on the expected benefits of the Transactions in any way meaningful to its analysis. Goldman Sachs also assumed that the Transactions will be consummated on the terms set forth in the Merger Agreement, without the waiver or modification of any term or condition, the effect of which would be in any way meaningful to its analysis.

Goldman Sachs’ opinion does not address the underlying business decision of Sage to engage in the Transactions, or the relative merits of the Transactions as compared to any strategic alternatives that may be available to Sage; nor does it address any legal, regulatory, tax or accounting matters. Goldman Sachs’ opinion addresses only the fairness from a financial point of view to the holders (other than Supernus and its affiliates) of Shares, as of the date of the opinion, of the Merger Consideration to be paid to such holders pursuant to the Merger Agreement. Goldman Sachs’ opinion does not express any view on, and does not address, any other term or aspect of the Merger Agreement, the CVR Agreement or Transactions or any term or aspect of any other agreement or instrument contemplated by the Merger Agreement or the CVR Agreement or entered into or amended in connection with the Transactions, including any allocation of the Merger Consideration, the fairness of the Transactions to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors, or other constituencies of Sage; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of Sage, or class of such persons, in connection with the Transactions, whether relative to the Merger Consideration to be paid to the holders (other than Supernus and its affiliates) of Shares pursuant to the Merger Agreement or otherwise. Goldman Sachs’ opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to Goldman Sachs as of, the date of its opinion, and Goldman Sachs assumes no responsibility for updating, revising or reaffirming its opinion based on circumstances, developments or events occurring after the date of its opinion. In addition, Goldman Sachs does not express any opinion as to the prices at which the Shares will trade at any time or, as to the potential effects of volatility in the credit, financial and stock markets on Sage, Supernus or the Transactions, or as to the impact of the Transactions on the solvency or viability of Sage or Supernus or the ability of Sage or Supernus to pay their respective obligations when they come due. Goldman Sachs’ opinion was approved by a fairness committee of Goldman Sachs.

Summary of Financial Analysis

The following is a summary of the material financial analyses delivered by Goldman Sachs to the Board in connection with rendering the opinion described above. The following summary, however, does not purport to be a complete description of the financial analyses performed by Goldman Sachs, nor does the order of analyses described represent relative importance or weight given to those analyses by Goldman Sachs. Some of the summaries of the financial analyses include information presented in tabular format. The tables must be read together with the full text of each summary and are alone not a complete description of Goldman Sachs’ financial analyses. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before June 13, 2025, the last trading day before the public announcement of the Transactions, and is not necessarily indicative of current market conditions.

For purposes of its financial analyses, Goldman Sachs calculated the implied value of the Closing Amount plus one CVR per Share to be paid to the holders (other than Supernus and its affiliates) of Shares pursuant to the Merger Agreement to be $8.92 (the “Consideration NPV”) by adding to the Closing Amount of $8.50 per Share, the net present value (“NPV”) of one CVR of $3.50 per Share, calculated by discounting to the present value, as of March 31, 2025, the Milestone Payments estimated to be made based on the timing of achieving the Milestones as reflected in the CVR Estimates, using the mid-year convention for discounting cash flows and a discount rate of 15.5% (the midpoint of the discount rate range of 14.5% to 16.5% determined by Goldman Sachs), reflecting estimates of Sage’s weighted average cost of capital. Goldman Sachs derived such discount rate by application of the Capital Asset Pricing Model (“CAPM”), which requires certain company-specific inputs, including a beta for Sage, as well as certain financial metrics for the United States financial markets generally.

Implied Premia Analysis

Goldman Sachs analyzed certain implied premia described below using implied values of the Merger Consideration per Share represented by (a) $8.50 (the value of the Closing Amount excluding any potential payment under the CVR); (b) $12.00 (the value of the Closing Amount plus $3.50, representing the nominal undiscounted value of one CVR per Share assuming achievement of all Milestones, resulting in the maximum potential amount of the Milestone Payments per Share); and (c) $8.92 (the Consideration NPV).

Goldman Sachs calculated the implied premia represented by the Closing Amount of $8.50, the Closing Amount plus the nominal value of one CVR of $12.00, and the Consideration NPV of $8.92, in each case per Share, as described in the previous paragraph, relative to:

•	$5.54, the volume weighted average price (the “VWAP”) for the Shares over the 30-trading day period ending on January 10, 2025 (the “Undisturbed Date”) (referred to as “30-Day VWAP”)

•	$5.83, the VWAP for the Shares over the 60-trading day period ending on the Undisturbed Date (referred to as “60-Day VWAP”);

•	$6.17, the VWAP for the Shares over the 90-trading day period ending on the Undisturbed Date (referred to as “90-Day VWAP”);

•	$8.00, the median analyst price target per Share as of June 13, 2025 (referred to as “Median Analyst Price Target”);

•	$5.00, the minimum analyst price target per Share as of June 13, 2025 (referred to as “Minimum Analyst Price Target”);

•	$13.08, the highest closing trading price of the Shares over the 52-week period ending on the Undisturbed Date (referred to as “52-Week High”).

The results of these calculations are as follows:

Reference Price Per Share	Implied Premium Represented By:
	Closing Amount ($8.50)	Closing Amount Plus Nominal Value of CVR ($12.00)	Consideration NPV ($8.92)
30-Day VWAP of $5.54	53%	116%	61%

60-Day VWAP of $5.83	46%	106%	53%

90-Day VWAP of $6.17	38%	95%	45%

Median Analyst Price Target of $8.00	6%	50%	11%

Minimum Analyst Price Target of $5.00	70%	140%	78%

52-Week High of $13.08	(35)%	(8)%	(32)%

Illustrative Discounted Cash Flow Analysis

Using the Forecasts, Goldman Sachs performed an illustrative discounted cash flow analysis on Sage to derive a range of illustrative present values per Share of Sage. Using the mid-year convention for discounting cash flows and discount rates ranging from 14.5% to 16.5%, reflecting estimates of Sage’s weighted average cost of capital, Goldman Sachs discounted to present value as of March 31, 2025, estimates of unlevered free cash flow for Sage for the years Q2 2025 through 2045 as reflected in the Forecasts. Goldman Sachs derived such discount rates by application of CAPM, which requires certain company-specific inputs, including Sage’s target capital structure weightings, after-tax yield on permanent excess cash, if any, future applicable marginal cash tax rate and a beta for Sage, as well as certain financial metrics for the United States financial markets generally. In addition, using the mid-year convention for discounting cash flows and discount rates ranging from 14.5% to 16.5%, reflecting estimates of Sage’s weighted average cost of capital, Goldman Sachs discounted to present value as of March 31, 2025, the estimated benefits of Sage’s net operating losses (“NOLs”) for the years Q2 2025 through 2045, as reflected in the Forecasts.

Goldman Sachs derived ranges of illustrative enterprise values for Sage by adding the ranges of present values it derived above. Goldman Sachs then added the amount of Sage’s cash and cash equivalents as of March 31, 2025, as provided by and approved for Goldman Sachs’ use by the management of Sage and as described further above in the section captioned “—Certain Financial Projections,” to derive a range of illustrative equity values for Sage. Goldman Sachs then divided the range of illustrative equity values it derived by the number of fully diluted outstanding shares of Sage, as provided by and approved for Goldman Sachs’ use by the management of Sage, determined using the treasury stock method and taking into account approximately 62.6 million Shares, approximately 1.9 million Company RSUs, approximately 1.2 million Company PSUs and approximately 5.5 million Company Options with a weighted average strike price of $44.84 but excluding Company Options with a strike price greater than $8.50, to derive a range of illustrative present values per Share ranging from $8.70 to $9.45.

Selected Precedent Transactions Analysis

Goldman Sachs reviewed and analyzed, using publicly available information, the acquisition premia for the following selected transactions involving public commercial stage companies in the biopharmaceutical industry as the target where the disclosed enterprise values for the transaction were between $300 million and $1 billion since June 13, 2019. Goldman Sachs calculated the implied acquisition premia based on the applicable target company’s last undisturbed closing price prior to announcement based on information in public filings. While none of the companies that participated in the selected transactions are directly comparable to Sage, the companies that participated in the selected transactions are companies with operations that, for the purposes of analysis, may be considered similar to certain of Sage’s results, market sizes and product profile. Using publicly available information, Goldman Sachs calculated the median, 25th percentile and 75th percentile premiums of the price paid in the biopharmaceutical transactions relative to the target’s last undisturbed closing stock price prior to announcement of the transaction. This analysis indicated a median premium of 50% across the period. This analysis also indicated a 25th percentile premium of 44% and 75th percentile premium of 72% across the period. Using this analysis, Goldman Sachs applied a reference range of illustrative premiums of 44% to 72% to the undisturbed closing price per Share of $5.55 as of the Undisturbed Date, and calculated a range of implied equity values per Share of $7.99 to $9.55.

The following table presents the results of this analysis:

Announcement Date	Selected Transactions		Premium to Undisturbed (%)
	Target	Acquirer

March 2025	OptiNose, Inc.	Paratek Pharmaceuticals, Inc.	50%

March 2025	Checkpoint Therapeutics, Inc.	Sun Pharmaceutical Industries Limited	66%

August 2024	G1 Therapeutics, Inc.	Pharmacosmos A/S	68%

September 2023	Intercept Pharmaceuticals, Inc.	Alfasigma S.p.A	82%

January 2023	Albireo Pharma, Inc.	Ipsen Biopharmaceuticals, Inc.	84%

October 2022	AVEO Pharmaceuticals, Inc.	LG Chem, Ltd.	43%

August 2022	Aerie Pharmaceuticals, Inc.	Alcon Research, LLC	37%

June 2022	Epizyme, Inc.	Ipsen Biopharmaceuticals, Inc.	53%

June 2022	Radius Health, Inc.	Gurnet Point Capital, LLC	41%

April 2022	Antares Pharma, Inc.	Halozyme Therapeutics, Inc.	50%

October 2021	Adamas Pharmaceuticals, Inc.	Supernus Pharmaceuticals, Inc.	76%

October 2021	Flexion Therapeutics, Inc.	Pacira BioSciences, Inc.	47%

Announcement Date	Selected Transactions		Premium to Undisturbed (%)
	Target	Acquirer

October 2020	Biospecifics Technologies Corp.	Endo International plc	45%

October 2020	AMAG Pharmaceuticals, Inc.	Covis Group S.à.r.l.	46%

August 2020	Pfenex Inc.	Ligand Pharmaceuticals Incorporated	57%

May 2020	Stemline Therapeutics Inc.	Menarini Group	142%

September 2019	Dova Pharmaceuticals, Inc.	Swedish Orphan Biovitrum AB (publ)	36%

General

The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Goldman Sachs’ opinion. In arriving at its fairness determination, Goldman Sachs considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis considered by it. Rather, Goldman Sachs made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its analyses. No company or transaction used in the above analyses as a comparison is directly comparable to Sage or Supernus or the contemplated Transactions.

Goldman Sachs prepared these analyses for purposes of Goldman Sachs providing its opinion to the Board as to the fairness from a financial point of view to the holders (other than Supernus and its affiliates) of Shares, as of the date of the opinion, of the Merger Consideration to be paid to such holders pursuant to the Merger Agreement. These analyses do not purport to be appraisals nor do they necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by these analyses. Because these analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, none of Sage, Supernus, Goldman Sachs or any other person assumes responsibility if future results are materially different from those forecast.

The Merger Consideration was determined through arm’s-length negotiations between Sage and Supernus and was approved by the Board. Goldman Sachs provided advice to Sage during these negotiations. Goldman Sachs did not, however, recommend any specific amount of consideration to Sage or the Board or that any specific amount of consideration constituted the only appropriate consideration for the Transactions.

As described above in the section captioned “—Reasons for Recommendation”, Goldman Sachs’ opinion to the Board was one of many factors taken into consideration by the Board in making its determination to approve the Merger Agreement. The foregoing summary does not purport to be a complete description of the analyses performed by Goldman Sachs in connection with the fairness opinion and is qualified in its entirety by reference to the written opinion of Goldman Sachs attached as Annex I.

Goldman Sachs and its affiliates are engaged in advisory, underwriting, lending and financing, principal investing, sales and trading, research, investment management and other financial and non-financial activities and services for various persons and entities. Goldman Sachs and its affiliates and employees, and funds or other entities they manage or in which they invest or have other economic interests or with which they co-invest, may at any time purchase, sell, hold or vote long or short positions and investments in securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments of Sage, Supernus, any of their respective affiliates and third parties, or any currency or commodity that may be involved in the transaction contemplated by the Merger Agreement. Goldman Sachs acted as financial advisor to Sage in connection with, and participated in certain of the negotiations leading to, the Transactions contemplated by the Merger Agreement. During the two-year period ended June 13, 2025, Goldman Sachs Investment Banking has not been engaged by Sage, Supernus or their respective affiliates to provide financial advisory or underwriting services for which Goldman Sachs has recognized compensation. Goldman Sachs may also in the future provide financial advisory and/or underwriting services to Sage, Supernus and their respective affiliates for which Goldman Sachs Investment Banking may receive compensation.

The Board selected Goldman Sachs as its financial advisor because it is an internationally recognized investment banking firm that has substantial experience in transactions similar to the Transactions. Pursuant to a letter agreement dated January 31, 2025, Sage engaged Goldman Sachs to act as its financial advisor in connection with the Transactions. The engagement letter between Sage and Goldman Sachs provides for a transaction fee that is estimated, based on the information available as of the date of announcement, at approximately $14.7 million, $2 million of which became payable at announcement of the Transactions, and the remainder of which is contingent upon consummation of the Transactions. In addition, Sage has agreed to reimburse Goldman Sachs for certain of its expenses, including attorneys’ fees and disbursements, and to indemnify Goldman Sachs and related persons against various liabilities, including certain liabilities under the federal securities laws.

Intent to Tender

To Sage’s knowledge, after making reasonable inquiry, all of Sage’s executive officers and directors currently intend to tender (and not withdraw), or cause to be tendered (and not withdraw), pursuant to the Offer all Shares held of record and beneficially owned by such persons immediately prior to the Expiration Time, as it may be extended (other than Shares for which such holder does not have discretionary authority). The foregoing does not include any Shares over which, or with respect to which, any such executive officer or director acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender.

Item 5. Person/Assets Retained, Employed, Compensated or Used.

The Board selected Goldman Sachs as its financial advisor in connection with the Transactions. Goldman Sachs’ opinion to the Board, as described above in the section captioned “Item 4. The Solicitation or Recommendation,” does not constitute a recommendation to any stockholder of Sage as to whether or not that stockholder should tender Shares in connection with the Offer or otherwise act with respect to the Transactions or any other matter. In connection with Goldman Sachs’ services as a financial advisor to the Board, Sage has agreed to pay Goldman Sachs an aggregate fee of approximately $14.7 million, $2 million of which became payable at announcement of the Transactions, and the remainder of which is contingent upon consummation of the Transactions. In addition, Sage has agreed to reimburse certain of Goldman Sachs’ expenses, and to indemnify Goldman Sachs and related persons against certain liabilities that may arise, out of Goldman Sachs’ engagement.

Neither Sage nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the stockholders of Sage on its behalf with respect to the Transactions.

Item 6. Interest in Securities of the Subject Company.

Other than the scheduled vesting of Company Options, Company RSUs and Company PSUs, the issuance of Shares under the Company ESPP, and the grant of Company Options, Company RSUs and Company PSUs in the ordinary course, no transactions with respect to Shares have been effected by Sage, or, to Sage’s knowledge after making reasonable inquiry, by any of the directors, executive officers or affiliates of Sage, during the 60 days prior to the date of this Schedule 14D-9.

Item 7. Purposes of the Transaction and Plans or Proposals.

Except as indicated in this Schedule 14D-9 or as incorporated by reference herein (including the exhibits hereto), Sage is not undertaking or engaging in any negotiations in response to the Offer that relate to (i) any tender offer for or other acquisition of Sage’s securities by Sage, Sage’s subsidiaries or any other person, (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving Sage or Sage’s subsidiaries, (iii) any purchase, sale or transfer of a material amount of assets of Sage or any subsidiary of Sage, or (iv) any material change in the present dividend rate or policy, indebtedness or capitalization of Sage.

As described in the Merger Agreement, the Board, in connection with the exercise of its fiduciary duties, is permitted under certain conditions to engage in negotiations in response to an acquisition proposal, as described in more detail in Section 10 (Background of the Offer; Past Contacts or Negotiations with Sage) of the Offer to Purchase.

The information contained in Section 11 (The Merger Agreement; the CVR Agreement; Other Agreements) and Section 12 (Purpose of the Offer; Plans for Sage) of the Offer to Purchase is incorporated herein by reference.

Item 8. Additional Information.

Golden Parachute Compensation

See the above section of this Schedule 14D-9 captioned “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Golden Parachute Compensation.”

Conditions to the Offer

The information contained in Section 15 (Conditions of the Offer) of the Offer to Purchase is incorporated herein by reference.

Stockholder Approval of the Merger Not Required

Because the Merger will be consummated in accordance with Section 251(h) of the DGCL, no stockholder vote or consent will be necessary to effect the Merger. Section 251(h) of the DGCL generally provides that stockholder approval of a merger is not required if certain requirements are met, including that (i) the acquiring company consummates a tender offer for any and all of the outstanding stock of the company to be acquired that, absent Section 251(h) of the DGCL, would be entitled to vote on the adoption of the merger agreement and (ii) following the consummation of such tender offer, the acquiring company owns at least such percentage of the stock of the company to be acquired that, absent Section 251(h) of the DGCL, would be required to adopt the merger. If the Minimum Condition is satisfied and Purchaser accepts Shares for payment pursuant to the Offer, Purchaser will hold a sufficient number of Shares to consummate the Merger under Section 251(h) of the DGCL without submitting the adoption of the Merger Agreement to a vote of the Sage stockholders. Following the consummation of the Offer and subject to the satisfaction of the remaining conditions set forth in the Merger Agreement, Supernus, Purchaser and Sage will take all necessary and appropriate action to effect the Merger as soon as practicable without a meeting of Sage stockholders in accordance with Section 251(h) of the DGCL.

Anti-Takeover Statute

A number of states (including Delaware, where Sage is incorporated) have adopted takeover laws and regulations that purport, to varying degrees, to be applicable to attempts to acquire securities of corporations that are incorporated in such states or that have substantial assets, stockholders, principal executive offices or principal places of business therein.

In general, Section 203 of the DGCL prevents an “interested stockholder” (defined generally to include a person who, together with such person’s affiliates and associates, owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) from engaging in a “business combination” (defined to include mergers and certain other actions and transactions) with a Delaware corporation whose stock is publicly traded or held of record by more than 2,000 stockholders for a period of three years following the date such person became an interested stockholder unless:

•

the transaction in which the stockholder became an interested stockholder or the business combination was approved by board of directors of the corporation before the other party to the business combination became an interested stockholder;

•

upon consummation of the transaction that made the stockholder an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the commencement of the transaction (excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) the voting stock owned by directors who are also officers or held in employee benefit plans in which the employees do not have a confidential right to tender or vote stock held by the plan); or

•

the business combination was approved by the board of directors of the corporation and authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock that the interested stockholder did not own.

Accordingly, Sage is not subject to any anti-takeover effects of Section 203.

Each of Supernus and Purchaser is not, nor at any time for the past three years has been, an “interested stockholder” of Sage as defined in Section 203. In addition, Sage’s Board has approved the Merger Agreement and the Transactions, including the Offer and the Merger, as described above in the section captioned “Item 4. The Solicitation or Recommendation,” for purposes of Section 203 of the DGCL.

Notice of Appraisal Rights

No appraisal rights are available to stockholders of Sage in connection with the Offer. However, if the Offer is successful and the Merger is consummated, Sage stockholders who continuously held Shares from the date of the demand for appraisal through the Effective Time who: (i) did not tender their Shares in the Offer or vote in favor of, or consent to the consummation of, the Merger; (ii) otherwise comply with the applicable requirements and procedures of Section 262 of the DGCL, including providing documentary evidence of such stockholder’s beneficial ownership of such Shares and (iii) do not thereafter withdraw their demand for appraisal of such Shares or otherwise lose their appraisal rights, in each case in accordance with Section 262 of the DGCL, will be entitled to demand appraisal of their Shares and receive, in lieu of the consideration payable in the Merger, a cash payment equal to the “fair value” of such Shares exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with a fair rate of interest, if any, as determined by the Delaware Court of Chancery (the “Delaware Court”), in accordance with Section 262 of the DGCL. Stockholders should be aware that the fair value of their Shares could be more than, the same as, or less than the Offer Price or the consideration payable in the Merger (which is equivalent in amount to the Offer Price), and that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, is not an opinion as to, and does not otherwise address, fair value under Section 262 of the DGCL. Any stockholder contemplating the exercise of such appraisal rights should review carefully the provisions of Section 262 of the DGCL, particularly the procedural steps required to properly demand and perfect such rights.

The following is a summary of the procedures to be followed by stockholders that wish to exercise their appraisal rights under Section 262 of the DGCL, the full text of which is accessible without subscription or cost at the following publicly available website: https://delcode.delaware.gov/title8/c001/sc09/index.html#262. This summary does not purport to be a complete statement of, and is qualified in its entirety by reference to, Section 262 of the DGCL and to any amendments to such section adopted or otherwise made effective after the date of this Schedule 14D-9. Failure to follow any of the procedures of Section 262 of the DGCL may result in termination or waiver of appraisal rights under Section 262 of the DGCL. Stockholders should assume that Sage will take no action to perfect any appraisal rights of any stockholder.

Due to the complexity of the appraisal process, any stockholder who desires to exercise his, her or its appraisal rights should review carefully Section 262 of the DGCL and is urged to consult his, her or its legal advisor before electing or attempting to exercise such rights. Failure to timely and fully comply with the procedures set forth in Section 262 of the DGCL will result in the loss of such rights. The following summary of such procedures does not constitute any legal or other advice nor does it constitute a recommendation that Sage’s stockholders exercise appraisal rights under Section 262 of the DGCL. A copy of Section 262 of the DGCL may be accessed without subscription or cost at the following publicly available website: https://delcode.delaware.gov/title8/c001/sc09/index.html#262.

Under Section 262 of the DGCL, if a merger is approved under Section 251(h) of the DGCL, either a constituent corporation before the effective date of the merger, or the surviving corporation within 10 days thereafter, must notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice either a copy of Section 262 of the DGCL or information directing the stockholders to a publicly available electronic resource at which this section may be accessed without subscription or cost. THIS SCHEDULE 14D-9 CONSTITUTES THE FORMAL NOTICE OF APPRAISAL RIGHTS UNDER SECTION 262 OF THE DGCL. FAILURE TO FOLLOW THE STEPS REQUIRED BY SECTION 262 OF THE DGCL FOR PERFECTING APPRAISAL RIGHTS MAY RESULT IN THE LOSS OF SUCH RIGHTS.

Stockholders wishing to exercise the right to seek an appraisal of their Shares must do ALL of the following:

•

prior to the later of the consummation of the Offer (which will occur at the date and time of the acceptance for payment of Shares pursuant to and subject to the conditions of the Offer) and 20 days after the mailing of this Schedule 14D-9, deliver to Sage a written demand for appraisal of Shares held, which demand must reasonably inform Sage of the identity of the stockholder and that the stockholder is demanding appraisal;

•	not tender his, her or its Shares in the Offer, vote in favor of the Merger nor consent thereto in writing pursuant to Section 228 of the DGCL;

•	continuously hold the Shares from the date on which the written demand for appraisal is made through the Effective Time; and

•	comply with the procedures of Section 262 of the DGCL for perfecting appraisal rights thereafter.

Written Demand by the Beneficial Owner

All written demands for appraisal should be addressed to Sage Therapeutics, Inc., 55 Cambridge Parkway, Cambridge, MA 02142, Attention: Legal. The demand for appraisal may be made by a beneficial owner in such person’s name, provided that such stockholder continuously owns such Shares through the Effective Time and the demand (i) reasonably identifies the holder of record of the Shares for which the demand is made, (ii) is accompanied by documentary evidence of such beneficial owner’s beneficial ownership of the Shares and a statement that such documentary evidence is true and correct and (iii) provides an address at which such beneficial owner consents to receive notices given by the Surviving Corporation and to be set forth on the verified list required by Section 262 of the DGCL.

Filing a Petition for Appraisal

Within 120 days after the Effective Time, but not thereafter, the Surviving Corporation, or any holder of Shares who has complied with Section 262 of the DGCL and is entitled to appraisal rights under Section 262, may commence an appraisal proceeding by filing a petition (a “Petition”) in the Delaware Court demanding a determination of the fair value of the Shares held by all holders who did not tender their Shares in the Offer nor vote to approve the Merger and who properly demanded appraisal. If no such Petition is filed within that 120-day period, appraisal rights will be lost for all holders of Shares who had previously demanded appraisal of their Shares. The Surviving Corporation is under no obligation to and has no present intention to file a Petition and holders should not assume that the Surviving Corporation will file a Petition or that it will initiate any negotiations with respect to the fair value of the Shares. Accordingly, it is the obligation of the holders of Shares to initiate all necessary action to perfect their appraisal rights in respect of the Shares within the period prescribed in Section 262 of the DGCL.

Within 120 days after the Effective Time, any holder of Shares who has complied with the requirements for exercise of appraisal rights will be entitled, upon request given in writing (or by electronic transmission directed to any information processing system (if any) expressly designed for that purpose in the notice of appraisal), to receive from the Surviving Corporation a statement setting forth the aggregate number of Shares not tendered into, and accepted for purchase or exchange in, the Offer and with respect to which demands for appraisal have been received and the aggregate number of holders of such Shares. Such statement must be given to the stockholder within 10 days after a request by such stockholder for the information has been received by the Surviving Corporation or within 10 days after the expiration of the period for delivery of demands for appraisal, whichever is later.

Upon the filing of such Petition by any such holder of Shares (a “Dissenting Stockholder”), service of a copy thereof must be made upon the Surviving Corporation, which will then be obligated within 20 days to file with the Delaware Register in Chancery a duly verified list containing the names and addresses of all stockholders who have demanded payment for their Shares and with whom agreements as to the value of their Shares have not been reached. Upon the filing of a Petition by a Dissenting Stockholder, the Delaware Court may order a hearing and that notice of the time and place fixed for the hearing on the Petition be mailed to the Surviving Corporation and all the Dissenting Stockholders. The costs relating to these notices will be borne by the Surviving Corporation.

If a hearing on the Petition is held, the Delaware Court is empowered to determine which Dissenting Stockholders have complied with the provisions of Section 262 of the DGCL and are entitled to an appraisal of their Shares. The Delaware Court may require that Dissenting Stockholders submit their Share certificates for notation thereon of the pendency of the appraisal proceedings. The Delaware Court is empowered to dismiss the proceedings as to any Dissenting Stockholder who does not comply with such requirement. Accordingly, Dissenting Stockholders are cautioned to retain their Share certificates pending resolution of the appraisal proceedings. In addition, because immediately before the Effective Time, the Shares were listed on a national securities exchange, the Delaware Court shall dismiss the proceedings as to all holders of such Shares who are otherwise entitled to appraisal rights unless (i) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (ii) the value of the consideration provided in the merger or consolidation for such total number of shares exceeds $1 million, or (iii) the merger was approved pursuant to Section 253 or Section 267 of the DGCL.

The Shares will be appraised by the Delaware Court at the fair value thereof exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value. Unless the Delaware Court in its discretion determines otherwise for good cause shown, interest from the Effective Time through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the Effective Time and the date of payment of the judgment. In determining the value, the court is to take into account all relevant factors. At any time before the entry of judgment in the proceedings, the Surviving Corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (i) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Delaware Court, and (ii) interest theretofore accrued, unless paid at that time.

The Delaware Court may also (i) assess costs of the proceeding among the parties as the Delaware Court deems equitable and (ii) order all or a portion of the expenses incurred by any Dissenting Stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorneys’ fees and fees and expenses of experts, to be charged pro rata against the value of all shares entitled to appraisal. Determinations by the Delaware Court are subject to appellate review by the Delaware Supreme Court.

Dissenting Stockholders are generally permitted to participate in the appraisal proceedings. No appraisal proceedings in the Delaware Court shall be dismissed as to any Dissenting Stockholder without the approval of the Delaware Court, and this approval may be conditioned upon terms which the Delaware Court deems just.

Stockholders considering whether to seek appraisal should bear in mind that the fair value of their Shares determined under Section 262 of the DGCL could be more than, the same as, or less than the value of consideration to be issued and paid in the Merger as set forth in the Merger Agreement. Also, the Surviving Corporation may assert in any appraisal proceeding that, for purposes thereof, the “fair value” of the Shares is less than the value of the consideration to be issued and paid in the Merger as set forth in the Merger Agreement.

The process of dissenting and exercising appraisal rights requires strict compliance with technical prerequisites. Stockholders wishing to dissent should consult with their own legal counsel in connection with compliance with Section 262 of the DGCL.

Any stockholder who has duly demanded and perfected appraisal rights in compliance with Section 262 of the DGCL will not, after the Effective Time, be entitled to vote his or her Shares for any purpose or be entitled to the payment of dividends or other distributions thereon, except for dividends or other distributions payable to holders of record of Shares as of a date prior to the Effective Time.

If any stockholder who demands appraisal of Shares under Section 262 of the DGCL fails to perfect, successfully withdraws or loses such holder’s right to appraisal, such stockholder’s Shares will be deemed to have been converted at the Effective Time into the right to receive the Merger Consideration. A stockholder will fail to perfect, or effectively lose, the stockholder’s right to appraisal if no Petition for appraisal is filed within 120 days after the Effective Time. In addition, as indicated above, a stockholder may withdraw his, her or its demand for appraisal in accordance with Section 262 of the DGCL and accept the Merger Consideration. To do so, a Dissenting Stockholder who has not commenced or joined an appraisal proceeding may deliver to the Surviving Corporation a written withdrawal of such person’s demand for appraisal in respect of some or all of such person’s shares in accordance with Section 262(e) of the DGCL, either within 60 days after the Effective Time or thereafter with the written approval of the Surviving Corporation. Notwithstanding the foregoing, an appraisal proceeding in the Delaware Court of Chancery shall not be dismissed as to any person without the approval of the Court, which approval may be conditioned upon such terms as the Court deems just.

This summary of appraisal rights under the DGCL is not complete and is qualified in its entirety by reference to Section 262 of the DGCL and the Offer. A copy of Section 262 of the DGCL may be accessed without subscription or cost at the following publicly available website: https://delcode.delaware.gov/title8/c001/sc09/index.html#262.

FAILURE TO FOLLOW THE STEPS REQUIRED BY SECTION 262 OF THE DGCL FOR PERFECTING APPRAISAL RIGHTS MAY RESULT IN THE LOSS OF APPRAISAL RIGHTS. IN THAT EVENT, YOU WILL BE ENTITLED TO RECEIVE THE OFFER PRICE DESCRIBED IN THE MERGER AGREEMENT

FOR YOUR SHARES IN ACCORDANCE WITH THE MERGER AGREEMENT. IN LIGHT OF THE COMPLEXITY OF THE PROVISIONS OF SECTION 262 OF THE DGCL, IF YOU ARE A HOLDER OF SHARES AND ARE CONSIDERING EXERCISING YOUR APPRAISAL RIGHTS UNDER THE DGCL, YOU SHOULD CONSULT YOUR OWN LEGAL ADVISOR.

Legal Proceedings

There are currently no legal proceedings relating to the Transactions but lawsuits arising out of or relating to the Offer, the Merger or the other Transactions may be filed in the future.

U.S. Antitrust

Under the HSR Act and the rules and regulations that have been promulgated thereunder by the Federal Trade Commission (the “FTC”), certain transactions having a value above specified thresholds may not be consummated until specified information and documentary material (“Premerger Notification and Report Forms”) have been furnished to the FTC and the Antitrust Division of the Department of Justice (the “Antitrust Division”) and specified waiting period requirements have been satisfied. These requirements apply to the acquisition of the Shares in the Offer and the Merger.

It is a condition to Purchaser’s obligation to accept for payment and pay for Shares tendered pursuant to the Offer that the waiting period (and any extension of the waiting period) applicable to the Offer under the HSR Act shall have expired or been terminated. Under the HSR Act, the purchase of Shares in the Offer may not be undertaken until the expiration of a 30 calendar day waiting period following the filing by Supernus of a Premerger Notification and Report Form concerning the Offer with the FTC and the Antitrust Division. The required waiting period will expire at 11:59 PM (Eastern Time) on July 25, 2025, unless the waiting period is earlier terminated by the FTC and the Antitrust Division or extended by a request from the FTC or Antitrust Division for additional information or documentary material from Supernus prior to that time. Within the 30 calendar day waiting period, the parties may withdraw the Premerger Notification and Report Form, and refile it within two business days to provide the FTC and the Antitrust Division an additional 30 calendar day waiting period to review the Transactions. If within the 30 calendar day waiting period either the FTC or the Antitrust Division were to issue a request for additional information and documentary material (a “Second Request”), the waiting period with respect to the Transactions would be extended until 30 calendar days following the date of substantial compliance by Supernus with that request, unless the FTC and the Antitrust Division terminated the additional waiting period before its expiration. The 30 calendar day waiting period can be extended with the consent of Supernus and Sage. If either 30 calendar day waiting period expires on a Saturday, Sunday or federal holiday, then such waiting period will be extended until 11:59 p.m. Eastern time of the next day that is not a Saturday, Sunday or federal holiday. After that time, the waiting period may be extended only by court order or with Supernus’ and Sage’s consent. The FTC and the Antitrust Division may terminate the additional 30-day waiting period before its expiration. In practice, complying with a Second Request can take a significant period of time. If the HSR Act waiting period expired or was terminated, completion of the Merger would not require an additional filing under the HSR Act if Purchaser owns 50% or more of the outstanding Shares at the time of the Merger.

The FTC and the Antitrust Division may scrutinize the legality under U.S. federal antitrust laws of transactions such as Purchaser’s proposed acquisition of Sage. At any time before or after Purchaser’s acceptance for payment of Shares pursuant to the Offer, notwithstanding the termination or expiration of the applicable waiting period under the HSR Act, if the Antitrust Division or the FTC believes that the Offer would violate the U.S. federal antitrust laws by substantially lessening competition in any line of commerce in any section of the U.S., the FTC and the Antitrust Division could take such action as they deem necessary under the applicable statutes, including seeking to enjoin the completion of the Transactions, seeking divestiture of substantial assets of the parties, or other behavioral remedies requiring the parties to license, or hold separate, assets, to terminate existing relationships and contractual rights, or to take other actions or agree to other restrictions limiting the freedom of action of the parties. At any time before or after consummation of the Transactions, notwithstanding the early termination or expiration of the applicable waiting period under the HSR Act, U.S. state attorneys general may also bring legal action under federal and state antitrust laws and consumer protection laws seeking similar relief or seeking conditions to the completion of the Offer. Private parties also may bring legal actions under the antitrust laws under certain circumstances. There can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if a challenge is made, what the result will be. If any such action is threatened or commenced by the FTC, the Antitrust Division or any state or any other person, Purchaser may not be obligated to consummate the Offer or the Merger.

Annual and Quarterly Reports

For additional information regarding the business and the financial results of Sage, please see the Form 10-K.

Cautionary Note Regarding Forward-Looking Statements

This Solicitation/Recommendation Statement of Sage on Schedule 14D-9 contains forward-looking statements related to the Company, Parent, the Offer, the merger of Purchaser with and into the Company, with the Company surviving as a wholly owned subsidiary of Parent, the Agreement and Plan of Merger, dated June 13, 2025, by and among Parent, Purchaser, and the Company and the other transactions contemplated by the Merger Agreement that involve substantial risks and uncertainties. Forward-looking statements include any statements containing the words “anticipate,” “believe,” “contemplate,” “estimate,” “expect,” “intend,” “goal,” “may”, “might,” “plan,” “predict,” “project,” “seek,” “opportunity,” “target,” “potential,” “will,” “would,” “could,” “should,” “continue” and similar expressions. In this communication, the Company’s forward-looking statements include statements about the parties’ ability to satisfy the conditions to the consummation of the Offer and the other conditions to the consummation of the Transactions; statements about the expected timetable for completing the Transactions; the Company’s plans, objectives, expectations and intentions; the financial condition, results of operations and business of the Company and Parent; the Company’s ability to commercialize current and future product candidates (including further commercialization of ZURZUVAE); and the anticipated timing of the closing of the Transactions.

Forward-looking statements are subject to certain risks, uncertainties or other factors that are difficult to predict, and could cause actual events or results to differ materially from those indicated in any such statements due to a number of risks and uncertainties. Those risks and uncertainties that could cause the actual results to differ from expectations contemplated by forward-looking statements include, among other things: uncertainties as to the timing of the Offer and the Merger; uncertainties as to how many of the Company’s stockholders will tender their Shares in the Offer; risks related to non-achievement of the CVR milestones and that holders of the CVRs will not receive any payments in respect of those CVRs; the possibility that competing offers will be made; the possibility that various closing conditions for the Transactions may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the Transactions; the effects of the Transactions on relationships with employees, other business partners or governmental entities; the difficulty of predicting the timing or outcome of U.S. Food and Drug Administration approvals or actions, if any; the impact of competitive products and pricing; that Parent may not realize the potential benefits of the Transactions; other business effects, including the effects of industry, economic or political conditions outside of the companies’ control; transaction costs; actual or contingent liabilities; the Company’s launch and commercialization efforts in the U.S. with respect to ZURZUVAE for the treatment of women with PPD may not be successful; ZURZUVAE may not achieve the clinical benefit, clinical use or market acceptance for the treatment of PPD the Company or Parent expects or they may encounter reimbursement, market access, process-related or other issues, including competition in the market, that impact the success of their commercialization efforts; ZURZUVAE may never become the standard of care for women with PPD; and other risks listed under the heading “Risk Factors” in the Company’s periodic reports filed with the U.S. Securities and Exchange

Commission, including current reports on Form 8-K, quarterly reports on Form 10-Q, annual reports on Form 10-K, as well as this Schedule 14D-9 and the Schedule TO and related tender offer documents which has been filed by Parent and Purchaser. You should not place undue reliance on these statements. All forward-looking statements are based on information currently available to the Company and Parent, and the Company and Parent disclaim any obligation to update the information contained in this communication as new information becomes available.

Item 9. Exhibits.

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated July 2, 2025 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO of Parent and Purchaser, filed July 2, 2025).

(a)(1)(B)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on IRS Form W-9 or IRS Form W-8) (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO).

(a)(1)(C)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO).

(a)(1)(D)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO).

(a)(1)(E)	Summary Advertisement as published in The New York Times on July 2, 2025 (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO).

(a)(5)(F)

Joint Press Release of Sage Therapeutics, Inc. and Supernus Pharmaceuticals, Inc., dated June 16, 2025 (incorporated by reference to Exhibit 99.1 to Sage Therapeutics, Inc.’s Current Report on Form 8-K (No. 001-36544), filed June 16, 2025).

(a)(5)(A)	Master Q&A, first used on June 16, 2025 (incorporated by reference to Exhibit 99.2 to Sage Therapeutics, Inc.’s Schedule 14D9-C, filed June 16, 2025).

(a)(5)(B)	Social media post, dated June 16, 2025 (incorporated by reference to Exhibit 99.3 to Sage Therapeutics, Inc.’s Schedule 14D9-C, filed June 16, 2025).

(a)(5)(C)	Letter to Company employees, dated June 16, 2025 (incorporated by reference to Exhibit 99.4 to Sage Therapeutics, Inc.’s Schedule 14D9-C, filed June 16, 2025).

(a)(5)(D)	Master Employee Q&A, dated June 16, 2025 (incorporated by reference to Exhibit 99.5 to Sage Therapeutics, Inc.’s Schedule 14D9-C, filed June 16, 2025).

(a)(5)(E)	Form of letter to suppliers and vendors, first used on June 16, 2025 (incorporated by reference to Exhibit 99.6 to Sage Therapeutics, Inc.’s Schedule 14D9-C, filed June 16, 2025).

(a)(5)(F)	Email from Parent to Company employees, dated June 16, 2025 (incorporated by reference to Exhibit 99.7 to Sage Therapeutics, Inc.’s Schedule 14D9-C, filed June 16, 2025).

(a)(5)(G)*	Opinion of Goldman Sachs Partners LLC, dated March 4, 2025 (included as Annex I herein).

(e)(1)

Agreement and Plan of Merger, dated as of June 13, 2025, by and among Sage Therapeutics, Inc., Supernus Pharmaceuticals, Inc. and Saphire, Inc. (incorporated by reference to Exhibit 2.1 to Sage Therapeutics, Inc.’s Current Report on Form 8-K (No. 001-36544), filed June 16, 2025).

(e)(2)	Confidentiality Agreement, dated as of February 5, 2025, between Sage Therapeutics, Inc. and Supernus Pharmaceuticals, Inc. (incorporated by reference to Exhibit (d)(3) to the Schedule TO).

(e)(3)	Mutual Non-Disclosure Agreement, dated as of January 24, 2025, between Sage Therapeutics, Inc. and Supernus Pharmaceuticals, Inc. (incorporated by reference to Exhibit (d)(4) to the Schedule TO).

Exhibit No.	Description

(e)(4)

Form of Indemnification Agreement to be entered into between Sage Therapeutics, Inc. and its officers (incorporated by reference to Exhibit 10.17 of the Company’s Registration Statement on Form S-1 (File No. 333-196849) filed on July 8, 2014).

(e)(5)

Form of Indemnification Agreement to be entered into between Sage Therapeutics, Inc. and its directors (incorporated by reference to Exhibit 10.16 of the Company’s Registration Statement on Form S-1 (File No. 333-196849) filed on July 8, 2014).

(e)(6)

2014 Stock Option and Incentive Plan and forms of award agreements thereunder (incorporated by reference to Exhibit 10.2 of Sage Therapeutics, Inc.’s Registration Statement on Form S-1 (File No. 333-196849) filed on July 8, 2014).

(e)(7)	2016 Annual Bonus Incentive Plan (incorporated by reference to Exhibit 10.1 of Sage Therapeutics, Inc.’s Current Report on Form 8-K (File No. 001-36544) filed on May 3, 2016).

(e)(8)

Amended and Restated 2016 Inducement Equity Plan and forms of agreements thereunder, as amended and restated on September 20, 2018 (incorporated by reference to Exhibit 10.1 of Sage Therapeutics, Inc.’s Quarterly Report on Form 10-Q (File No. 001-36544) filed on November 6, 2018).

(e)(9)

Form of Performance-Based Restricted Stock Unit Award Agreement Under the Sage Therapeutics, Inc. 2014 Stock Option and Incentive Plan (incorporated by reference to Exhibit 10.2 of Sage Therapeutics, Inc.’s Quarterly Report on Form 10-Q (File No. 001-36544) filed on May 2, 2023).

(e)(10)

Offer Letter by and between Sage Therapeutics, Inc. and Barry Greene, dated December 15, 2020 (incorporated by reference to Exhibit 10.40 of the Sage Therapeutics, Inc.’s Annual Report on Form 10-K (File No. 001-36544) filed on February 24, 2021).

(e)(11)

Severance and Change In Control Agreement between the Sage Therapeutics, Inc. and Barry Greene, dated December 15, 2020 (incorporated by reference to Exhibit 10.41 of Sage Therapeutics, Inc.’s Annual Report on Form 10-K (File No. 001-36544) filed on February 24, 2021).

(e)(12)

Offer Letter by and between Sage Therapeutics, Inc. and Christopher Benecchi, dated September 13, 2021 (incorporated by reference to Exhibit 10.1 of Sage Therapeutics, Inc.’s Quarterly Report on Form 10-Q (File No. 001-36544) filed on November 2, 2021).

(e)(13)

Severance and Change In Control Agreement between Sage Therapeutics, Inc. and Christopher Benecchi, dated September 13, 2021, as amended (incorporated by reference to Exhibit 10.36 of Sage Therapeutics, Inc.’s Register Statement on Form 10-K (File No. 001-36544) filed on February 16, 2023).

(e)(14)

2014 Employee Stock Purchase Plan, as amended, dated June 15, 2023 (incorporated by reference to Exhibit 10.1 of Sage Therapeutics, Inc.’s Quarterly Report on Form 10-Q (File No. 001-36544) filed on August 7, 2023).

(e)(15)

Non-Employee Director Compensation Program, adopted June 10, 2024 (incorporated by reference to Exhibit 10.5 of Sage Therapeutics, Inc.’s Quarterly Report on Form 10-Q (File No. 001-36544) filed on July 31, 2024).

(e)(16)	2024 Equity Incentive Plan (incorporated by reference to Exhibit 10.1 of Sage Therapeutics, Inc.’s Quarterly Report on Form 10-Q (File No. 001-36544) filed on July 31, 2024).

(e)(17)

Form of Option Agreement under the 2024 Equity Incentive Plan (incorporated by reference to Exhibit 10.2 of Sage Therapeutics, Inc.’s Quarterly Report on Form 10-Q (File No. 001-36544) filed on July 31, 2024).

Exhibit No.	Description

(e)(18)

Form of Restricted Stock Unit Agreement under the 2024 Equity Incentive Plan (incorporated by reference to Exhibit 10.3 of Sage Therapeutics, Inc.’s Quarterly Report on Form 10-Q (File No. 001-36544) filed on July 31, 2024).

(e)(19)

Form of Non-Employee Director Option Agreement under the 2024 Equity Incentive Plan (incorporated by reference to Exhibit 10.4 of Sage Therapeutics, Inc.’s Quarterly Report on Form 10-Q (File No. 001-36544) filed on July 31, 2024).

(e)(20)

Amendment to Amended and Restated 2016 Inducement Equity Plan (incorporated by reference to Exhibit 10.6 of Sage Therapeutics, Inc.’s Quarterly Report on Form 10-Q (File No. 001-36544) filed on July 31, 2024).

(e)(21)

Severance and Change in Control Agreement between Sage Therapeutics, Inc. and Gregory Shiferman, effective November 1, 2024 (incorporated by reference to Exhibit 10.34 of Sage Therapeutics, Inc.’s Annual Report on Form 10-K (File 001-36544) filed on February 11, 2025).

(e)(22)

Promotion Letter Agreement by and between Sage Therapeutics, Inc. and Christopher Benecchi, effective November 1, 2024 (incorporated by reference to Exhibit 10.35 of Sage Therapeutics, Inc.’s Annual Report on Form 10-K (File 001-36544) filed on February 11, 2025).

*	Filed herewith.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SAGE THERAPEUTICS, INC.

By:	/s/ Christopher Benecchi
Name:	Christopher Benecchi
Title:	Chief Operating Officer and Treasurer

Dated: July 2, 2025

Annex I: Opinion of Goldman Sachs & Co. LLC

200 West Street | New York, NY 10282-2198 Tel: 212-902-1000 | Fax: 212-902-3000

PERSONAL AND CONFIDENTIAL

June 13, 2025

Board of Directors

Sage Therapeutics, Inc.

55 Cambridge Parkway

Cambridge, MA 02142

Ladies and Gentlemen:

You have requested our opinion as to the fairness from a financial point of view to the holders (other than Supernus Pharmaceuticals, Inc. (“Supernus”) and its affiliates) of all of the outstanding shares of common stock, par value $0.0001 per share (the “Shares”), of Sage Therapeutics, Inc. (the “Company”) of the Consideration (as defined below) to be paid to such holders pursuant to the Agreement and Plan of Merger, dated as of June 13, 2025 (the “Agreement”), by and among Supernus, Saphire, Inc., a wholly owned subsidiary of Supernus (“Acquisition Sub”), and the Company. The Agreement provides for a tender offer for all of the Shares (the “Tender Offer”) pursuant to which Acquisition Sub will pay $8.50 in cash (the “Cash Amount”) and one contingent value right to be issued by Supernus (a “CVR” and, together with the Cash Amount, the “Consideration”) per Share for each Share accepted. The Agreement further provides that, following completion of the Tender Offer, Acquisition Sub will be merged with and into the Company (the “Merger”) and each outstanding Share (other than Excluded Shares and Dissenting Shares (as defined in the Agreement)) will be converted into the right to be paid the Consideration. The CVR will entitle the holder thereof to receive one or more contingent payments upon achievement of certain milestones, subject to and in accordance with the terms and conditions of the CVR Agreement (as defined in the Agreement).

Goldman Sachs & Co. LLC and its affiliates are engaged in advisory, underwriting, lending, and financing, principal investing, sales and trading, research, investment management and other financial and non-financial activities and services for various persons and entities. Goldman Sachs & Co. LLC and its affiliates and employees, and funds or other entities they manage or in which they invest or have other economic interests or with which they co-invest, may at any time purchase, sell, hold or vote long or short positions and investments in securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments of the Company, Supernus, any of their respective affiliates and third parties, or any currency or commodity that may be involved in the transactions contemplated by the Agreement (the “Transaction”). We have acted as financial advisor to the Company in connection with, and have participated in certain of the negotiations leading to, the Transaction. We expect to receive fees for our services in connection with the Transaction, the principal portion of which is contingent upon consummation of the Transaction, and the Company has agreed to reimburse certain of our expenses arising, and indemnify us against certain liabilities that may arise, out of our engagement. We may in the future provide financial advisory and/or underwriting services to the Company, Supernus, and their respective affiliates for which Goldman Sachs Investment Banking may receive compensation.

In connection with this opinion, we have reviewed, among other things, the Agreement; the CVR Agreement; annual reports to stockholders and Annual Reports on Form 10-K of the Company and Supernus for the five years ended December 31, 2024; certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company and Supernus; certain other communications from the Company and Supernus to their respective stockholders; certain publicly available research analyst reports for the Company and Supernus; certain internal financial analyses and forecasts for the Company and certain forecasts related to the expected utilization by the Company of certain net operating loss carryforwards and tax credits, as prepared by the

I-1

management of the Company and approved for our use by the Company (the “Forecasts”), including estimates as to the timing and amount of achievement of each Milestone (as defined in the CVR Agreement) (the “CVR Estimates”). We have also held discussions with members of the senior management of the Company regarding their assessment of the past and current business operations, financial condition and future prospects of the Company; reviewed the reported price and trading activity for the Shares; compared certain financial and stock market information for the Company with similar information for certain other companies the securities of which are publicly traded; reviewed the financial terms of certain recent business combinations in the biopharmaceutical industry and in other industries; and performed such other studies and analyses, and considered such other factors, as we deemed appropriate.

For purposes of rendering this opinion, we have, with your consent, relied upon and assumed the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by, us, without assuming any responsibility for independent verification thereof. In that regard, we have assumed with your consent that the Forecasts, including the CVR Estimates, have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company. We have not made an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or other off-balance-sheet assets and liabilities) of the Company or any of its subsidiaries, and we have not been furnished with any such evaluation or appraisal. We have assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on the expected benefits of the Transaction in any way meaningful to our analysis. We have assumed that the Transaction will be consummated on the terms set forth in the Agreement, without the waiver or modification of any term or condition the effect of which would be in any way meaningful to our analysis.

Our opinion does not address the underlying business decision of the Company to engage in the Transaction, or the relative merits of the Transaction as compared to any strategic alternatives that may be available to the Company; nor does it address any legal, regulatory, tax or accounting matters. This opinion addresses only the fairness from a financial point of view to the holders (other than Supernus and its affiliates) of Shares, as of the date hereof, of the Consideration to be paid to such holders pursuant to the Agreement. We do not express any view on, and our opinion does not address, any other term or aspect of the Agreement, the CVR Agreement or Transaction or any term or aspect of any other agreement or instrument contemplated by the Agreement or the CVR Agreement or entered into or amended in connection with the Transaction, including, any allocation of the Consideration, the fairness of the Transaction to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors, or other constituencies of the Company; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of the Company, or class of such persons, in connection with the Transaction, whether relative to the Consideration to be paid to the holders (other than Supernus and its affiliates) of Shares pursuant to the Agreement or otherwise. We are not expressing any opinion as to the prices at which the Shares will trade at any time or, as to the potential effects of volatility in the credit, financial and stock markets on the Company, Supernus or the Transaction, or as to the impact of the Transaction on the solvency or viability of the Company or Supernus or the ability of the Company or Supernus to pay their respective obligations when they come due. Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof and we assume no responsibility for updating, revising or reaffirming this opinion based on circumstances, developments or events occurring after the date hereof. Our advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company in connection with its consideration of the Transaction and such opinion does not constitute a recommendation as to whether or not any holder of Shares should tender such Shares in connection with the Tender Offer or any other matter. This opinion has been approved by a fairness committee of Goldman Sachs & Co. LLC.

I-2

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Consideration to be paid to the holders (other than Supernus and its affiliates) of Shares pursuant to the Agreement is fair from a financial point of view to such holders.

Very truly yours,

/s/ Goldman Sachs & Co. LLC
(Goldman Sachs & Co. LLC)

3